04026696

PE
4-1-03

1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

APR 19 2004

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2004

MTR CORPORATION LIMITED
(地鐵有限公司)

(Exact Name of the Registrant as Specified in its Charter)

PROCESSED
APR 22 2004
THOMSON FINANCIAL

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company's railway operations, such factors include, among others, the following:

- general political, social and economic conditions in Hong Kong and elsewhere in Asia;
- accidents and natural disasters;
- the terms on which the Company finances its working capital and capital expenditure requirements;
- the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;
- changes in the fares for the Company's services;
- competition from alternative modes of transportation, in particular franchised buses and public light buses;
- the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government");
- the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change); and
- other factors beyond the Company's control.

With respect to the Company's property operations, such factors include, among others, the following:

- general political, social and economic conditions in Hong Kong and elsewhere in Asia;
- the level of interest rates prevailing in Hong Kong;
- the Company's ability to complete property developments on time and within budget;
- the terms on which the Company finances its working capital and capital expenditure requirements;
- competition from other property developments;
- the Government policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change); and
- other factors beyond the Company's control.

EXHIBITS

Exhibit Number		Page
1.1	Annual report to shareholders relating to the Company's financial condition and results of operations for the fiscal year ended December 31, 2003.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited

Date: April 19, 2004

By: ____________________________

Name: Lila Fong
Title: Legal Manager (Secretarial)



地鐵公司
MTR Corporation

Annual report 2003

Contents

002 Milestones 2003
004 Chairman's letter
006 CEO's review of operations and outlook
012 Operating network with future extensions
013 Key figures
014 Executive management's report
014 – Railway Operations
022 – Other Businesses
028 – Property Review
038 – Future Projects
042 – Human Resources
045 Corporate governance
048 Sustainability
050 Investor relations
052 Financial review
058 Ten-year statistics
060 Board and Executive Directorate
062 Key corporate management
063 Report of the Members of the Board
073 Contents of accounts and notes
074 Auditors' report
075 Consolidated profit and loss account
076 Consolidated balance sheet
077 Balance sheet
078 Consolidated statement of changes in equity
079 Consolidated cash flow statement
080 Notes to the accounts
132 Unaudited supplementary information for US bond holders
136 Glossary

Milestones 2003.




HONG KONG



JANUARY

➔ The Government requested the Company to proceed with the planning of the South Island Line together with further planning of the West Island Line Phase 1.

FEBRUARY

➔ The Company won a CIO (Chief Information Officer) Award from CIO Asia, a regional magazine for information executives. The awards honour Asian enterprises that have effectively leveraged information technology to deliver tangible strategic business values to their operations. The Company was the only Hong Kong company named for the CIO Awards 2003.

➔ The Company was selected for the Review of the Feasibility Study for Hangzhou Metro Line One, a 52 km urban metro serving the city centre of Hangzhou, one of the most scenic tourist attractions in China. The Review will enhance the planning of route alignment, station locations, rolling stock and other railway systems to be used, as well as future operations for the new line.

MARCH

➔ The Company achieved ISO 14001 certification for the Environmental Management System in our operations and project divisions in recognition of our commitment to responsible environmental management.

➔ The Company successfully completed its first ever US cross border leasing transaction, utilising the Airport Express and some of the MTR Lines trains.

APRIL

➔ MTR published its second Corporate Sustainability Report on its website on Earth Day, 22 April 2003.

➔ Completion of station renovation for retail zones in Prince Edward Station.

➔ 50,000 gift packs were specially dedicated to frontline medical staff who fought bravely against SARS. More than

MAY

➔ The Company entered into a Memorandum of Cooperation with the Shenzhen Planning Bureau to extend its consultancy service for the construction of Shenzhen Metro Line 4, which stretches 16.4 km from Shenzhen Culture Centre to Longhua New Town, serving Futian and Baoan Districts.

JUNE

➔ Construction of the first fully integrated MTR/Kowloon-Canton Railway Corporation (KCRC) station with shared underground concourse was completed at Nam Cheong.

➔ TraxComm Limited, a wholly-owned subsidiary of the Company, announced the inauguration of its wholesale bandwidth services offering a low capital cost option for retail telecommunication service providers in Hong Kong.

➔ A new entrance at Kowloon Tong Station was opened for public service, three months ahead of schedule.

➔ The Company successfully launched a HK$500 million 15-year note with an annual coupon of 4.9%, the single largest 15-year bond in the Hong Kong dollar market.

JULY

➔ Dr. Raymond Ch'ien Kuo-fung was appointed Non-Executive Chairman.

01 ➔ The Company's Sustainability Report 2001 won the first Best Environmental Reporting Award by the Association of Chartered Certified Accountants (ACCA) in recognition of its


MTR Corporation




ACCA Employer
Accreditation Scheme
Certificate Presentation


歡迎光臨地鐵東涌綫
Welcome to MTR Tung Chung Line

→ Practical completion certificate issued by architects for Two International Finance Centre at Hong Kong Station.

AUGUST

02 → Refurbishment work to two entrances at Mei Foo Station, being part of the Mei Foo Interchange project to provide better passenger transfer between MTR and KCRC's West Rail was completed and opened for public use.

→ Completion of station renovation for retail zones in Wan Chai and Tsing Yi stations.

03 → Renovation of shops in concourse and opening of new shops at the new adit of Mong Kok Station.

SEPTEMBER

→ A new entrance was opened at Mong Kok Station to provide the public with a weatherproof walking environment between MTR and KCRC in Mong Kok.

OCTOBER

→ MTR received the ASTD BEST Award from the American Society for Training and Development in recognition of its efforts in "Building talent Enterprise-wide for business Success with a Through-and-through learning culture".

04 → The Company in conjunction with Octopus Cards Ltd. secured a series of contracts to produce an e-ticketing system for public transport in the Netherlands, marking a major milestone in the export of Hong Kong expertise and technology to the international market.

NOVEMBER

05 → The Company signed the overall project agreement with the Government for the Tung Chung Cable Car project, as well as the entrustment agreements for the related works at Ngong Ping, including a landscaped piazza and a public transport interchange.

06 → The Company was accredited as a "Platinum Approved Employer" by ACCA in recognition of our support and development of professional staff.

→ Operations Division was granted an Integrated Management System (IMS) certificate to recognise our achievement in continuing compliance with ISO 9001:2000 and ISO 14001:1996, and full compliance with OHSAS 18001:1999.

DECEMBER

→ C K Chow was appointed Chief Executive Officer.

07 → Nam Cheong Station and Mei Foo Interchange Subway were opened for public service to provide passengers with a seamless transfer between MTR and West Rail.

→ MTR achieved a record Sunday patronage of over 2 million passengers on 21 December 2003 and a record Christmas Eve patronage of 3.22 million passengers.

→ A new iCentre at Prince Edward Station was opened to provide free internet access service for passengers.

Chairman's letter



Dear Stakeholders,

I have the pleasure of presenting to you the 2003 results of MTR Corporation Limited (MTR).

Firstly, I would like to welcome Mr. C K Chow as the Company's Chief Executive Officer. C K brings with him extensive management experience in publicly-listed, multinational companies and with his roots in Hong Kong is the ideal person to lead MTR forward, as the Company enters a new era of development both locally and abroad. I would also like to thank again Mr. Jack So for his leadership and contribution over his eight years as MTR's Chairman and Chief Executive, during which time MTR had gone from strength to strength. Thanks are also due to Mr. Philip Gaffney for his excellent work as Acting CEO following Jack's departure and prior to C K's appointment, which ensured a smooth management transition.

Despite the challenges and difficulties in 2003, MTR achieved good results mainly due to very significant property development profits. Net profit for the year was HK$4,450 million, an increase of 24.3% over 2002 (as adjusted for the revised accounting standard on deferred income tax). Correspondingly, earnings per share increased by 21.4% to HK$0.85 per share. The Board proposed a final dividend of HK$0.28 per share which when combined with the interim dividend of HK$0.14 per share will result in total dividends for 2003 of HK$0.42.

The outbreak of Severe Acute Respiratory Syndrome (SARS) was the single most difficult challenge MTR faced in 2003. It put a lot of strain on our system but at the end, through the hard work and dedication of our staff, especially those at the front line, we ensured the health and safety of our passengers, customers and tenants. I must therefore commend our staff for the courage and professionalism that they exhibited during this crisis.

During the year, the issue of fare discounts and fare setting mechanism continued to attract much public discussion. From its inception, fare autonomy has been the cornerstone of MTR's business model and success. In assessing fares we must take into consideration all our stakeholders, including shareholders and debt holders who require reasonable risk adjusted returns from their investments. However, we are also sensitive to the needs of the travelling public and recognise that the Company's ultimate success depends on its ability to deliver quality service in a competitive market. We are mindful of the economic conditions and deflationary environment in Hong Kong and have introduced a number of initiatives to offer relief to our passengers. These initiatives include the "Ride 10 Get 1 Free" scheme which on average benefits 450,000 passengers every week.

It is important to point out that having completed the Airport Railway and the Tseung Kwan O Line in the past few years, the Company has seen certain costs such as interest and depreciation charges increase significantly by about 220% between 1997 and 2003. With the two additional lines, in this same six years period, the number of car kilometres run has increased by 52.0% to 128 million kilometres but patronage has reduced by 4.3% due to the economic slowdown in Hong Kong. As a result, fare box revenues are insufficient to meet operating expenses of the rail network. It has to be augmented by non-fare revenues, property rental and property development profits.

During the year, there have also been debates about our property development business. Our business model of "rail plus property development" has served the Company and Hong Kong well for over the past 25 years, and has given Hong Kong a world class urban railway system without costing Government or taxpayers anything. This is a record envied around the world.

In 2002, amid excess supply of flats in the market, we decided in line with Government policy to refrain from tendering out any property development packages in 2003. With the recent recovery in the property market, we are in the process of planning tenders for the packages along the Tseung Kwan O Line in the fourth quarter of 2004. However, it is unlikely that any new flats will be available from these yet to be tendered packages until 2007.

A very exciting development for MTR is the opportunity to invest outside of Hong Kong in areas where the Company has significant knowledge and competence. I am very pleased that our first potential overseas investment is the Shenzhen Line 4 project, which when completed will provide a critical north-south corridor for one of Asia's most dynamic municipalities and set new standards for comprehensive community development in the Mainland. There are other projects which we are discussing in the Mainland as well as in Europe.

We were pleased to note Government's decision to invite MTR and Kowloon-Canton Railway Corporation (KCRC) to commence discussions on the possible merger between MTR and KCRC. We will work with all parties concerned to structure and negotiate this complex transaction, such that the outcome will yield sustainable benefits to Hong Kong's travelling public, rail industry employees and, importantly, our shareholders.

Finally, I would like to thank my fellow directors, management and all staff for their hard work and dedication during 2003. 2004 marks the 25th anniversary of the commencement of MTR's rail services in Hong Kong and also the beginning of an exciting new era of overseas expansion and investments, as well as a possible merger with KCRC. I know that I can count on my colleagues' continued support in this exciting new era.



Dr. Raymond Ch'ien Kuo-fung, *Chairman*
Hong Kong, 2 March 2004

CEO's review of operations and outlook



Dear Stakeholders,

This is my first opportunity to write to you as Chief Executive Officer of MTR since taking up my appointment on 1 December 2003. I am honoured to have the opportunity to join and to lead this well regarded Company which provides essential services to so many in Hong Kong.

2003 was a difficult year for Hong Kong and MTR, with the outbreak of SARS, a continued sluggish economic environment and depressed property market for most of the year. Despite this, the Company performed well both operationally and financially, testifying to the effectiveness of our business model and the dedication of our people. I am confident that we will build on these achievements in 2004, a year which also marks 25 years of MTR operations in Hong Kong.

The strong profits achieved by MTR in 2003 were attributable to significant property development incomes. Although revenue declined slightly by 1.2% to HK$7,594 million, mainly due to the one-off impact of SARS on rail patronage and our other commercial activities, effective cost containment and the recognition of HK$5,369 million in property development profits contributed to net profits increasing by 24.3% to HK$4,450 million. Correspondingly, earnings per share increased by 21.4% to HK$0.85 per share. The Board has proposed a final dividend of HK$0.28 per share which, when combined with the 2003 interim dividend of HK$0.14 per share, will result in total dividends of HK$0.42 per share, which is the same as in 2002. As in previous years, shareholders will be given an option to receive dividends either in cash or scrip. At the time of our stock market listing, the Government had undertaken to elect to receive its entitlement in scrip form in such amount as to ensure that a maximum of 50% of the total dividend paid by the Company will be in cash. The

financial year ending 31 December 2003 and hence will apply to the 2003 final dividend.

We are pleased to report that Government has agreed to extend their scrip dividend arrangement, on the same basis as their previous arrangement for a further period up to and including dividends to be declared for the Company's financial year ending 31 December 2006.

Overview of business performance

Without doubt, the outbreak of SARS that began in March and lasted into the middle of 2003 was the single most significant event affecting MTR last year. It impacted all of our businesses, severely affecting patronage, curtailing property activity, reducing non-fare revenues and even constraining our ability to pursue consultancy business overseas. Fortunately, our swift and effective response ensured the safety of our customers and our employees, as well as mitigating most of its negative effect on profitability. The post-SARS recovery in the second half of the year has also been strong and rapid. By the end of 2003, our overall rail patronage and non-fare revenues had returned to normal levels.

The impact of SARS and competition from buses contributed to a modest 4.0% decline in revenues from railway operations to HK$5,489 million, as total patronage of the MTR Lines declined by 0.9% to 770 million and that on the Airport Express (AEL), which celebrated its fifth anniversary in 2003, fell by a more considerable 19.0% to 6.8 million owing to the negative impact on air travel in Asia. In the last quarter of 2003, total patronage on the MTR Lines has recovered to a more normal level of 208.9 million as compared to 207.1 million in the last quarter of 2002, whilst that on the AEL has improved to 2.02 million, still slightly below the 2.18 million for the same

Recognising the difficult economic environment in Hong Kong, MTR continued with the "Ride 10 Get 1 Free" promotion in 2003 which, on average, benefits 450,000 passengers each week. In addition, a number of other promotion programmes were instigated, particularly after SARS, such as "Ride 5 Get Cash Coupons" and "$2 Holiday Ride" for children and the elderly. Various initiatives to improve our connectivity with other modes of transport such as KCRC's network and minibuses were introduced, most recently through two new interchanges with KCRC's newly opened West Rail.

MTR is committed to providing high standards of service to our customers. In 2003, our customer service performance surpassed both the Government's requirements under the Operating Agreement and the Company's own more stringent Customer Service Pledges. Further progress was made on improving station environments, including platform screen doors which have now been installed at 14 underground stations. The platform screen door offers additional safety to our customers as well as providing better temperature control in our platforms and is welcomed by the public. The first full year of operation of the Tseung Kwan O Line produced good operating results, thereby helping to improve patronage of our system. With the opening of the Tseung Kwan O Line as well as the other patronage enhancing initiatives, MTR's share of the franchised public transport market improved to 24.3% in 2003, after several years of decline.

Good progress was made on new projects in 2003. Construction of the Penny's Bay Rail Link to the future Disney Theme Park is progressing extremely well for completion in the second half of 2005. A formal project agreement for the Tung Chung Cable Car, which will provide a world class tourist attraction in Lantau Island combining a scenic cable car ride and a cultural theme village, was signed with Government in November 2003. Work has already commenced with an anticipated completion date in early 2006. MTR will invest HK$950 million in this project and is extending our brand and capabilities, built up as a high quality transport service provider, into the tourism sector serving local visitors and those from abroad. Earlier, in January 2003, the Government had requested the Company to proceed with planning for the South Island Line and the West Island Line, which will provide rail service for the first time to the residents in the western and the southern districts of Hong Kong Island. We expect to make further submissions to Government on this project in the second quarter of 2004.

Our non-fare businesses started to improve, post SARS, during the second half of 2003. Despite lower business volume for the year as a whole, we continued to expand and enhance our advertising formats and offerings, particularly at tracksides and in station concourses, including the introduction of the first trackside plasma TV screens. Our highly successful station renovation programme continued to add commercial floor space and kiosks in stations, improve the trade mix and enliven the retail environment. We continued to work with mobile operators to provide telecommunications infrastructure, in anticipation of 3rd generation mobile telephony (3G). Our fixed line bandwidth wholesale business, TraxComm, had secured a number of long-term revenue contracts which helped build a firm foundation for its further expansion. Our external consulting business also had a successful year, including winning a contract with Octopus Cards Ltd. to develop an e-ticketing system for the public transport system in the Netherlands. Currently, MTR consultants are working on projects in 25 cities in 14 countries around the world. Our subsidiary Octopus Cards Ltd. had a difficult first half due to the impact of SARS. However, card numbers continued to grow and recorded 10.4 million by year end with annual transaction value increasing by 1.4% to HK$18.5 billion for the year as a whole. Non-transport usage of Octopus Cards expanded at an impressive rate of 42.6%.

2003 was a very successful year for our property development business as a number of major developments were completed. Total profit recorded was HK$5,369 million, a significant increase of 43.0% when compared with 2002. These property development profits were derived from our receipt of the 18 floors in Two International Finance Centre (Two IFC), receipt and sale of residential units in the Sorrento development at Union Square as well as from deferred income relating mainly to Kowloon Package 4, The Harbourside, and Tung Chung Package 3, Caribbean Coast developments. Together with our joint venture developers, we launched residential apartments for sale in Tung Chung Station comprising Seaview Crescent Phase II and Caribbean Coast Phase II, and Residence Oasis in Hang Hau Station, all to enthusiastic response. As one of the largest land bank owners in Hong Kong, a stable and improving property market will work to the benefit of the Company. In response to the depressed property market caused by SARS and the general over-supply of property in 2003, MTR did not tender out any site last year. The tendering process for Area 86 is likely to start towards the end of 2004 and the new residential units are likely to be completed from 2007 onward.

In property rental, despite SARS and a weak economy, our shopping centre leases were close to capacity, and substantial progress was made towards leasing of our 18 floors in Two IFC, where close to 60% of available floor area was leased out at the end of 2003. Our property management business again continued to expand both in Hong Kong and overseas. In Hong Kong, new units were added to our portfolio from Coastal Skyline, Caribbean Coast, and Seaview Crescent Phase II at Tung Chung Station, and Sorrento Phase One at Union Square, bringing the total number of residential units managed by MTR to 46,915 from 42,074 in 2002. The total area of commercial and office space under property management at the end of 2003 climbed to 558,796 square metres representing a 50% increase.

Despite the very challenging environment, MTR achieved strong financial results in 2003 mainly from significant property development contributions. While total fare revenues from the MTR Lines decreased by 2.0% to HK$5,064 million, and those of AEL declined by 23.1% to HK$425 million, this was partially offset by higher station commercial and other revenues which rose strongly by 14.1% to HK$1,117 million, and marginally higher property management income. Total revenue was HK$7,594 million, which represents a modest reduction of 1.2% from 2002.

Operating costs were effectively contained with gains in productivity. Total operating costs rose by a modest 4.8% to HK$3,847 million despite a full year's operation of the new Tseung Kwan O Line and one-off charges relating to a deficit on revaluation of our head office premises of HK$69 million. Combined with reduced revenues, operating margin from railway and related operations before depreciation and interest was 49.3% compared to 52.2% in 2002. Property development profits increased significantly by 43.0% to HK$5,369 million following receipt of the office and carpark spaces at Two IFC in July. Operating profit before depreciation therefore increased by 17.3% to HK$9,116 million.

In accordance with Company policy, during the year, we conducted a periodic review of the estimated useful lives of our rail assets which resulted in a net reduction in annual depreciation charge. Depreciation charge in 2003 reduced slightly to HK$2,402 million when compared with 2002. Interest charges increased by 36.8% to HK$1,539 million due to the full year impact of interest charges on the Tseung Kwan O Line. Following the adoption of the revised accounting standard on income taxes from 1 January 2003, the Group recognised an amount of HK$748 million mostly in respect of deferred income tax expense for the year as compared to HK$634 million for 2002 (as restated for deferred income tax). The deferred income tax charges for 2003 also included an amount charged relating to the increase in Profits Tax rate in 2003 from 16% to 17.5%. It should be noted that this deferred income tax charge is a non-cash item. Together with the Group's share of Octopus Card Ltd.'s earnings of HK$23 million, the profit attributable to shareholders was HK$4,450 million or HK$0.85 per share, being respectively 24.3% and 21.4% higher than 2002 (as restated for deferred income tax).

During the year, the Group was successful in taking advantage of the strong liquidity and tight credit spreads in the bond and debt markets, and arranged a total of HK$8.3 billion in new cost-effective financings, comprising HK$5.2 billion in bank loans and HK$3.1 billion in medium term notes, which helped extend financing coverage well into the third quarter of 2004. The Group's effective interest rate decreased from 5.4% in 2002 to 5.1% in 2003. The Company also completed our first US cross border leasing transaction on our AEL and some MTR Lines trains in March 2003 which provided a substantial net present value financial benefit to be recognised over the life of the lease.

Beyond Hong Kong

MTR has engaged in external consultancy activities since 1998. Through numerous consultancies we have developed an extensive knowledge base of railway construction and operation as well as property management in a number of countries. We are now taking the next step in our corporate development to leverage off our Hong Kong and international knowledge base to seek investments in rail and related areas abroad.

In January 2004, we entered into an agreement in-principle with the Shenzhen Municipal Government for the construction of Phase 2 of Line 4 of the proposed Shenzhen Metro System and the operation of the whole of Line 4 for a term of 30 years under a build-operate-transfer arrangement. The agreement also incorporates property development rights of 2.9 million square metres of commercial and residential property. MTR will be a 100% owner initially with a commitment to hold at least 51% equity interest during for duration of the project. The project is planned for completion by the end of 2008, and its estimated cost of RMB6 billion will be funded 40% by equity and 60% non-recourse project financing in RMB. The final agreement requires the approval of the Central Government in Beijing.

Besides the Shenzhen project, MTR has been in active discussions on rail project investments in other Mainland Chinese cities such as Beijing. Investment models in Mainland China will differ from city to city and from project to project and hence we would expect to see other models used which may be different from the Shenzhen "rail and property" model. In all cases, MTR will adopt a prudent approach in evaluating these business opportunities.

Outside China, the Company is exploring relatively small investments in light rail transit in the UK and Canada.

The Company is excited about the growth opportunities outside Hong Kong but also recognises the associated risks. Hence investments will be made on a prudent basis with return requirements commensurate with risk and focusing only on those opportunities which will leverage off our substantial experience and expertise in Hong Kong as well as the invaluable lessons learned from our overseas consultancy business. However, Hong Kong will remain our home base and most important market.

Outlook

In the more immediate future, performance will be driven by expansion of our existing core businesses. The Hong Kong economy rebounded quickly in the last quarter of 2003 with reducing unemployment. This momentum has continued in the first two months of 2004 and has benefited MTR's businesses in rail operations, property rental and management. Barring unforeseen circumstances, we expect patronage in 2004 to improve over 2003 as the economy recovers and West Rail, and the future KCRC Ma On Shan Extension, feed more passengers into our system. The "Ride 10 Get 1 Free" promotion has been extended to 30 September 2004 and this, plus other promotion schemes, will provide financial motivations to our regular passengers and support to patronage growth. Work will continue to progress on the Penny's Bay Rail Link and the Tung Chung Cable Car projects and we aim to submit detailed proposals to the Government on the South Island Line in the second quarter of 2004.

The recovery of the Hong Kong economy will also benefit our station commercial and other businesses. Towards the end of 2003, we already saw positive momentum in our advertising business which should further strengthen in 2004. This is well illustrated by advertising revenues increasing by double digits in the fourth quarter of 2003 when compared to the fourth quarter of 2002. In 2004, we will roll out trackside mega posters and launch a new type of tunnel motion advertising with enhanced technology. Likewise, in our station commercial facilities rental business, 2004 will see the continuation of our station improvement programme where we expect to add an additional 2,200 square metres of retail space. In telecommunication, the Company began catering for 3G reception in January 2004 in 18 "hot-spot" stations whilst TraxComm continues to increase its wholesale customer base. Our external consultancy business will continue in a focussed manner aimed at supporting and enhancing the Company's overseas investment strategy.

The Company recorded significant property development profits in 2003. This level of profit is not expected to repeat in the foreseeable future. In 2004 we would expect to receive our share of Phase I in the 82,750 square metres retail centre in Union Square at Kowloon Station amounting to about 61,000 square metres. This retail centre would require internal fit-out and decoration over the next two years. With good construction and pre-sale progress in our Airport Railway residential developments we would expect most developments to be completed, and hence the related deferred income, the balance of which stood at HK$4,924 million as at 31 December 2003, to be mostly recognised over the next three years. At Tseung Kwan O, pre-sale activity of Residence Oasis at Hang Hau Station is progressing satisfactorily. Besides Residence Oasis, it is unlikely that other Tseung Kwan O developments would contribute to the Company's profitability until 2006. In our property tender activities, we expect to start tendering certain packages in Area 86 towards the end of 2004 such that new units could be delivered to the market by 2007.

For our property rental and management business, 2004 will see the first full year of contribution from Two IFC, albeit a relatively minor one. Our four main shopping centres continue to enjoy close to full occupancy and we are already seeing a firming of rental rates which we expect to continue in 2004. In the next few years, the Company's portfolio will be increased by the Union Square shopping centre where we should see rental revenue beginning in 2007, as well as by a small shopping centre at Hang Hau where rental income should start in 2005.

Possible merger between MTR and KCRC

The Government announced on 24 February 2004 that it has invited the Company and KCRC to commence discussions on the possible merger between MTR and KCRC. The Company welcomes this development but reiterates that the merger needs to be properly structured and implemented on acceptable terms. Following Government's announcement, the Company has started work on the merger and will report to shareholders on progress at the appropriate time. The Company will work closely with the Government and KCRC to bring the matter to a close as expeditiously as possible, always with the interest of all its shareholders and stakeholders as a priority. The possible merger will be a connected transaction and therefore will require independent shareholders' approval. Stakeholders should note that there can be no assurance at this time that a merger will be implemented.

Our people

At 09:12 on 5 January 2004, we experienced an arson attack on one of our trains traveling from Tsim Sha Tsui to Admiralty. With the effective response of members of our staff and the calm reaction of passengers, the train was brought safely to its destination and evacuated within two minutes. It was fortunate that no one was physically injured in an incident that has the potential to do great damage. I would like to pay tribute to our people, those who were involved in this incident and the many others who have worked quietly and professionally every day to serve the people of Hong Kong. They are the true heroes who in the past 25 years have made MTR a world class organisation.

Sustainability

While this report focuses largely on the financial and operational aspects of 2003, I would like to make mention of our wider contribution to society, which is covered fully in the separate Sustainability Report available on our corporate web-site. We firmly believe that a sustainable business is one that not only achieves acceptable returns for capital providers, but also contributes positively to employees, customers, the environment and the general public.

Corporate governance is an area of critical importance to us. At a time when capital providers are increasingly concerned about the way companies are governed, we are proud of our achievement in this area. In 2003, our 2002 Annual Report won the Silver Award under the General Category in the 2003 Best Annual Reports Competition organised by the Hong Kong Management Association, marking the fifteenth consecutive year since 1988 that we have been recognised by the Association. As a Securities and Exchange Commission reporting company, we have been, and will continue the process of reviewing our internal systems and practices and implementing new requirements under the U.S. Sarbanes-Oxley Act 2002 in line with applicable compliance dates.

Regarding the environment and the community, MTR has calculated its green house gas emissions as a first step in developing a strategy to deal with the challenge of carbon emissions, and expanded stakeholder engagement with the Sustainability Advisory Board in support of the Tung Chung Cable Car project. We have maintained our presence in the Dow Jones Sustainability Index (DJSI) and the FTSE4Good Index and taken an active role internationally as a founding signatory of the UITP Charter for Sustainable Development and regionally as a Stakeholder Organisation for the Global Reporting Initiative, an independent, multi-stakeholder and international organisation with a mission to provide best practice guidance for preparation of sustainability reports.

2004 Objectives

By way of conclusion, the Company's objectives for 2004 are as follows:

- Maintain tight cost control and further improve efficiency
- Raise patronage and continue to enhance service standards
- Deliver our projects in Hong Kong on time and within budget
- Achieve further progress on the South Island Line project
- Continue to enhance revenues from our non-fare businesses as well as our property rental and management businesses
- Complete further sales of property developments and continue plans for tendering the remaining property development packages along the Tseung Kwan O Line
- Work towards a final agreement on the Shenzhen project and develop other overseas investment opportunities
- Work closely with Government and KCRC to structure and negotiate the merger between KCRC and the Company

Although I have been with MTR for only three months, I have been truly impressed by the energy, dedication and expertise at all levels of the Company and I feel confident that we will achieve all these objectives.

Finally, I will reiterate my Chairman's thanks to all MTR staff, management and directors, as well as customers, shareholders and business partners, for their continued support.



C K Chow, *Chief Executive Officer*
Hong Kong, 2 March 2004

Market shares of major transport operators in HK

The Tseung Kwan O Line helped raise MTR's market share in 2003.

Percentage


2003
2002
3.9
3.9
12.4
13.0
24.3
23.5
13.9
13.5
12.1
12.3
34.0
33.2
MTR
KCRC
KMB
Other buses
Green mini bus
Trams & Ferries

Market shares of transport operators crossing the harbour

The Company's share of cross harbour traffic rose slightly as it won patronage against strong competition from other operators.

Percentage


2003
2002
6.5
6.4
35.3
34.9
58.7
58.2
MTR
Buses
Ferries

Market shares of transport operators to/from the airport

The severe decline in overseas visitors by air, who tend to favour the Airport Express Line, eroded MTR's share of airport transfers.

Percentage


2003
2002
6
4
3
2
14
13
23
25
18
16
34
Airport Express Line
Buses
Private cars
Coaches
Others
Taxis

Operating network with future extensions

Legend

- Station
- Station with Depot
- Interchange Station
- Proposed Station
- Proposed Interchange Station
- Property Developments along Tseung Kwan O Line and Choi Hung Station
- Potential Station

Existing network

- Airport Express Line
- Tung Chung Line
- Kwun Tong Line
- Tsuen Wan Line
- Island Line
- Tseung Kwan O Line

Projects in progress

- Tseung Kwan O South
- Penny's Bay Rail Link (extension to Disney Theme Park)
- Tung Chung Cable Car
- Airport Exhibition Centre

Extensions under study

- Island Line
- West Island Line
- South Island Line

Future extensions

- North Island Link
- Tseung Kwan O Line Extension


New Territories
Kowloon
Hong Kong Island
Lantau Island
Tsuen Wan
Tai Wo Hau
Kwai Hing
Kwai Fong
Lai King
Mei Foo
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
Kowloon Bay
Ngau Tau Kok
Kwun Tong
Lam Tin
Yau Tong
Tiu Keng Leng
Tseung Kwan O
Tseung Kwan O South
Po Lam
Hang Hau
Shek Kip Mei
Prince Edward
Mong Kok
Yau Ma Tei
Jordan
Tsim Sha Tsui
Nam Cheong
Olympic
Kowloon
Tsing Yi
Yam O
Disneyland
Airport
Airport Exhibition Centre
Tung Chung
Ngong Ping
Hong Kong
Tamar
Exhibition
Fortress Hill
North Point
Quarry Bay
Tai Koo
Sai Wan Ho
Shau Kei Wan
Heng Fa Chuen
Chai Wan
Tin Hau
Causeway Bay
Wan Chai
Admiralty
Central
Sheung Wan
Sai Ying Pun
University
Kennedy Town
Queen Mary
Cyberport
Wah Fu
Tin Wan
Aberdeen
Happy Valley
Ocean Park
Wong Chuk Hang
Lei Tung
South Horizons
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21

Properties developed by the Company

01 Tung Chung Crescent / Citygate / Seaview Crescent / Caribbean Coast / Coastal Skyline
02 Tierra Verde / Maritime Square
03 Luk Yeung Sun Chuen / Luk Yeung Galleria
04 Sun Kwai Hing Garden
05 New Kwai Fong Gardens
06 Telford Gardens / Telford Plaza I and II
07 Argyle Centre
08 Central Park / Island Harbourview / Park Avenue / Bank of China Centre / HSBC Centre / Olympian City One / Olympian City Two
09 Union Square – The Waterfront / Sorrento / The Harbourside
10 Hongway Garden / Vicwood Plaza
11 One International Finance Centre / Two International Finance Centre / IFC Mall
12 World-wide House
13 Admiralty Centre / Fairmont House
14 Southorn Garden
15 Park Towers
16 Fortress Metro Tower
17 Kornhill / Kornhill Gardens
18 Felicity Garden
19 Perfect Mount Gardens
20 Heng Fa Chuen / Heng Fa Villa / Paradise Mall
21 New Jade Garden

Key figures

Financial highlights *in HK$ million*	2003	2002	% Increase/(Decrease)
Revenue			
– Fare	**5,489**	5,720	(4.0)
– Non-fare	**2,105**	1,966	7.1
Operating profit from railway and related operations before depreciation	**3,747**	4,014	(6.7)
Profit on property developments	**5,369**	3,755	43.0
Operating profit before depreciation	**9,116**	7,769	17.3
Profit attributable to shareholders	**4,450**	3,579*	24.3
Total assets	**102,366**	101,119*	1.2
Loans, obligations under finance leases and bank overdrafts	**32,025**	33,508	(4.4)
Shareholders' funds	**57,292**	53,574*	6.9
Financial ratios *in %*			
Operating margin	**49.3**	52.2	(2.9)% pt.
Gross debt-to-equity ratio	**55.9**	62.5*	(6.6)% pt.
Return on average shareholders' funds	**8.0**	6.7*	1.3% pt.
Interest cover *in times*	**5.6**	4.5	24.4
Share information			
Basic earnings per share *in HK$*	**0.85**	0.70*	21.4
Dividend per share *in HK$*	**0.42**	0.42	–
Share price at 31 December *in HK$*	**10.25**	8.25	24.2
Market capitalisation at 31 December *in HK$ million*	**54,209**	42,560	27.4
Operations highlights			
Total passenger boardings			
– MTR Lines *in millions*	**770.4**	777.2	(0.9)
– Airport Express Line *in thousands*	**6,849**	8,457	(19.0)
Average number of passengers *in thousands*			
– MTR Lines *weekday*	**2,240**	2,261	(0.9)
– Airport Express Line *daily*	**18.7**	23.2	(19.4)
Fare revenue per passenger *in HK$*			
– MTR Lines	**6.57**	6.65	(1.2)
– Airport Express Line	**62.07**	65.43	(5.1)
Proportion of franchised public transport boardings *in %*			
– All movements	**24.3**	23.5	0.8% pt.
– Cross-harbour movement	**58.7**	58.2	0.5% pt.
Proportion of transport boardings travelling to/from the airport *in %*			
– Airport Express Line	**23**	25	(2)% pt.

* Restated to include retrospective adjustments on deferred income tax provided in accordance with a revised accounting standard.

Executive management's report



Clean, safe, reliable and convenient – while travelling and upon arrival



Railway Operations

The outbreak of SARS posed one of the most serious short-term challenges the Company has ever faced in its railway operations. The relatively small decline in revenue for the year therefore testifies both to the strength of the subsequent recovery and of MTR's ability to manage its operations effectively during a difficult period.

Patronage

Sustaining patronage and revenues was a major task during the year. During the peak months of SARS, ridership fell by up to 25% as economic and social interaction in Hong Kong became severely curtailed, while throughout the year, MTR continued to face stiff competition from buses. Balanced against this, passenger numbers recovered quickly during the second half of the year and the network benefited from the full year contribution of the Tseung Kwan O Line, which opened in August 2002.

For the year, the MTR Lines recorded total passenger volume of 770 million, against 777 million in 2002. This represents a 24.3% share of the total franchised public transport market, and a good increase from the 23.5% share in 2002. Our patronage reached record highs on both Christmas Eve and Christmas Day of over 3.22 million and 2.02 million

21

respectively in 2003. Within the total market share of 24.3%, the Company has increased its share of cross-harbour traffic to 58.7%. Fare revenues from the MTR Lines fell marginally to HK$5,064 million from HK$5,167 million.

On the Airport Express Line (AEL), passenger volume declined by a more significant 19% to 6.8 million. The average fare also dropped, from HK$65.43 in 2002 to HK$62.07 in 2003. Total fare revenues declined by 23% to HK$425 million. Moreover, the Airport Express Line suffered a drop in its market share to 23% from 25% in 2002.

Service promotion

In keeping with MTR's increased emphasis on revenues from sources beyond Hong Kong, we continue to promote the MTR network overseas, particularly in China, establishing distribution channels to sell MTR and Airport Express tickets in places which are among the main sources of inbound tourism to Hong Kong.

To promote AEL patronage, we offered Asia Miles upon the purchase of a "2 Trips" Airport Express Tickets. This encourages more usage from frequent travellers, and raises brand awareness among international travellers.

In Hong Kong, a number of fare promotions were launched, with the aim of increasing passenger volumes and overall fare revenues. In particular, we sought to speed up the recovery of patronage after SARS by reminding the public of the convenience, reliability, safety and cleanliness of the MTR network.

Enhancements to station environments extend to new, more versatile ticketing machines

22


增值機
Add Value Machine

MTR fare campaigns included "Ride 10 Get 1 Free", "Ride 5 Get Cash Coupons" and "$2 Holiday Ride" for children and the elderly, while AEL provided free tickets for children, half fares for students and the elderly, discounts for passengers travelling in groups, and "Ride 7 Get 1 Free" tickets for airport workers during selected periods.

Fare promotions were supplemented by wider brand building and loyalty programmes. These included the successful re-launch of the MTR Club, which by year end had more than 240,000 members, a new thematic campaign which successfully raised our brand awareness among the younger market segments and the "Unsung Heroes" TV campaign that focused on service commitment. For AEL, a thematic campaign for the fifth anniversary based on the popular Snoopy character succeeded in raising the brand equity of Airport Express.

Service performance

Excellence in service delivery again underpinned the ability of MTR to maintain its attraction to the travelling public and the Company maintained its very high standards of reliability, safety, comfort and customer satisfaction during the year. The smooth operation of the Tseung Kwan O Line, following improvements to the signalling system and certain modifications to the rolling stock, resulted in high levels of customer satisfaction for this service.

In the context of 2003, service excellence necessarily included the many initiatives undertaken with respect to SARS. These involved a wide range of precautionary measures such as distribution of facemasks, increasing ventilation at stations and on trains, as well as additional cleaning of stations. The Company also put in place contingency plans for events such as infection of employees. The success of these measures and the speed of their implementation prevented any cases of transmission in the network, reinforcing MTR's reputation with its customers.

In 2002, the train service performance of MTR Lines had experienced a modest decline primarily due to the introduction of new line equipment for the Tseung Kwan O

Line. Our sustained effort to eliminate these problems in 2003 resulted in the Company once again achieving the very highest levels of service, as measured by both the service performance requirements specified by the Government under the Operating Agreement, and the more stringent Customer Service Pledges established by MTR itself. A high level of safety in railway operations has been maintained and the rate of passenger accidents has been on an improving trend for four consecutive years.

The reliability of the automatic fare collection equipment and tickets saw further improvement, while the reliability of railway and other station equipment was maintained at a high standard, ensuring punctuality and convenience for passengers. For the year, MTR passenger journeys on time were 99.9%. Where there was major service disruption, our staff responded swiftly to assist passengers and ensure a rapid resumption of service. Escalator reliability was 99.9%, with the average machine out of service for about half-an-hour per month.

Our success in maintaining such exceptional levels of service quality whilst keeping costs under control is a remarkable achievement, directly contributing to the high levels of customer satisfaction again recorded this year by our regular survey. In 2003, the Service Quality Index for the MTR and AEL Lines stood at 69 and 81 respectively on a 100-point scale, indicating that our services were held in high regard by customers. MTR's strengths in the areas of safety, service quality, passenger cost and profitability have once again been confirmed by the results of benchmarking with nine other urban railways in the Community of Metros (CoMET) benchmarking. MTR was also the winner for the fifth year of the Customer Service Award in the transportation category organised by "Next Magazine" of Hong Kong.

Service improvements

Despite the difficult environment, MTR continued to make progress on improving its infrastructure and services.

The single largest network enhancement during the year was the completion of four-tracking of the Airport Railway

Passengers and fares

Owing to the impact of SARS, passenger volumes declined, which together with lower average fare caused fare revenues to decline marginally.



770
5.5
$7.14
$7.35
$7.46
$7.28
$7.06
1999
2000
2001
2002
2003
Number of passengers Million (right scale)
Average fare
Fare revenue HK$ billion (left scale)

Fare trend

MTR continued to ensure its fares remained affordable and competitive.



Index
1,000
800
600
400
200
1980
1985
1990
1995
2000
2003
HK payroll index (avg. 10.06% growth p.a.)
Consumer price index (A) (avg. 5.53% growth p.a.)
MTR system average fare (avg. 5.62% growth p.a.)

between Lai King and Olympic stations, as well as the new Nam Cheong Station for the Tung Chung Line. The four-tracking project allows AEL and Tung Chung Line trains to operate on separate tracks for 4.5 kilometres, leading to the successful opening in December of the interchanges with the KCRC West Rail at Nam Cheong and Mei Foo stations.

The four-tracking installation was a complex undertaking involving multiple stages of route diversion works covering new track installation and alteration, overhead line equipment installation and alteration, as well as trackside signalling modification. In addition, Tung Chung Line trains were converted from 7-car to 8-car formation, increasing the carrying capacity by about 14%. This in turn required general modifications to platform layouts and signalling design. All work in connection with the West Rail interchange was completed on time for the original opening schedule.

The West Rail interchange is part of a longer-term strategy to promote ridership on MTR through more convenient linkage with other transport services. To this end, 2003 saw the extension of inter-modal fare discounts for travellers transferring to MTR from feeder buses for four New Lantau Bus routes in Tung Chung and nine Green Minibus routes in Tseung Kwan O, Kwun Tong and Causeway Bay.

The station renovation programme has brought a fresh look to Central Station



To increase the catchment area, fare saver machines offering discounts to Octopus card holders at locations some distance from MTR stations were extended to ten locations in 2003.

Projects to enhance the customer experience of the network also continued. The scheme to modify stations to create a more modern appearance saw a new underground walkway and new escalators completed at Mong Kok Station and a new entrance at Kowloon Tong Station, as well as improvements to Tsim Sha Tsui and Mei Foo stations. In addition, escalators were refurbished at a further eight stations, to ensure reliability and lower maintenance costs.

Installation of platform screen doors was completed at 36 platforms on 14 stations – Sheung Wan, Central, Admiralty, Wan Chai, Tsim Sha Tsui, Jordan, Yau Ma Tei, Mong Kok, Prince Edward, Sham Shui Po platform 1, Cheung Sha Wan platform 1, Shek Kip Mei platform 1, Kowloon Tong and Choi Hung platforms 2 and 3. Throughout the installation process, we continued our efforts to ensure not only timely completion but also continued reliability of the train service.

To optimise energy efficiency, in May 2003 we began a service trial of optimising the air circulation between the platform and tunnel at stations with retrofitted platform screen doors, by re-setting the tunnel cooling supply temperature. The project, at Tsim Sha Tsui, Jordan, Yau Ma Tei, Mong Kok and Prince Edward stations, resulted in considerable savings in energy costs.

Productivity increases

The use of new designs, new technologies and new operational processes again supported increases in productivity. This approach was combined with the continuing hiring freeze and more outsourcing.

Automatic turnaround of trains is in operation at Tsuen Wan, Sheung Wan, North Point and Tiu Keng Leng stations, allowing us to shorten the turnaround time and minimise the manpower requirement. We worked on the development of fully automated operation and a group station control concept, which will allow the Penny's Bay Rail Link to be operated more efficiently. A new design of lift without the

Railway maintenance costs per revenue car km (in constant $)

Additional costs relating to SARS caused the maintenance cost ratio to rise slightly in 2003.



HK$ at 1999 prices
11.1
2.9
8.2
10.9
3.1
7.8
10.4
3.4
7.0
10.1
3.4
6.7
10.3
3.5
6.8
1999
2000
2001
2002
2003
Infrastructure and station facilities
Rolling stock

Benchmarking comparisons

High levels of punctuality and reliability continue to be the hallmark of the MTR rail service.

MTR performance vs. best performance



Service reliability passenger journeys on time
99.8
100
Punctuality percentage of trains on time
98.9
100
System utilisation passenger km per capacity km
38
38
Density number of passengers per track km
85
84
2002
2001
Best performance = 100

Staff efficiency and financial performance

The Company has continued to improve efficiency whilst delivering a high service level.

MTR performance vs. best performance



Staff efficiency number of passengers per staff hour
71
69
Cost efficiency fare revenue per total cost
100
100
Service running cost total cost per car km
71
87
Passenger cost total cost per passenger
100
100
2002
2001
Best performance = 100

need for a motor room was installed at Tsuen Wan Station, enabling us to raise service levels while reducing cost and preserving space.

The policy of partnering with contractors and outsourcing maintenance and operations activities where cost savings can be made without compromising quality or safety saw the full outsourcing of infrastructure maintenance of the Tseung Kwan O Line, including signalling, trackwork and power distribution, as well as trackside auxiliary equipment.

We also continued to minimise the life-cycle-cost of our assets by developing optimal programmes to extend the useful life, to enhance, replace or eliminate systems and facilities. Apart from the conversion of Tung Chung Line trains to 8-car trains, conversion of Urban Line trains for use on the Penny's Bay Rail Link is progressing, removing the need to order new trains for that extension.

System and market information

Railway operation data		**2003**		2002
Total route length *in km*		**87.7**		87.7
Number of rail cars		**1,050**		1,050
Number of "e-Instant Bonus" machines in stations		**18**		18
Number of station kiosks and mini-banks in stations		**490**		466
Number of poster advertising media in stations		**14,328**		15,827
Number of advertising media in trains		**13,072**		9,984
Daily hours of operation		**19**		19
Minimum train headway *in seconds*	**Morning peak**	**Evening peak**	Morning peak	Evening peak
– Tsuen Wan Line	**128**	**144**	120	144
– Kwun Tong Line	**128**	**144**	128	144
– Island Line	**128**	**156**	128	156
– Tseung Kwan O Line	**160**	**180**	160	180
– Tung Chung Line				
Hong Kong – Tung Chung	**480**	**600**	480	600
Hong Kong – Tsing Yi	**240**	**300**	240	300
– Airport Express Line	**900**	**900**	600	600

International performance comparisons: The 10-member Community of Metros (CoMET)

Metro system network data (2002)	**MTR* Lines**	Metro A	Metro B	Metro C	Metro D	Metro E	Metro F	Metro G	Metro H	Metro I
Passenger journeys *in million*	**777**	399	942	1,396	1,413	1,283	410	517	2,041	3,200
Car kilometres *in million*	**103**	136	477	344	554	219	93	82	245	622
Route length *in km*	**80.4**	153	408	201	471	211	115	52	183	267
Number of stations	**48**	170	275	147	423	297	66	52	138	149

* The Airport Express Line is excluded from metro benchmarking

Note: The other metros in the comparison are Berliner Verkehrs – Betriebe, London Underground Limited, New York City Transport Authority, Sistema de Transporte Colectivo, Regie Autonome de Transports Parisiens Metro, Regie Autonome de Transports Parisiens Regional Express Railway, Metroplitano de Sao Paulo, Teito Rapid Transit Authority and Moscow Metro. The benchmarking agreement prohibits specifically identifying the data by metro system.



New customer service booths are creating a more open, friendly environment

Operations performance in 2003

Service performance item	Performance Requirement	Custom Service Pledge target	**Actual performance in 2003**
Train service delivery	98.5%	99.5%	**99.9%**
Passenger journeys on time			
– MTR Lines	98.5%	99.5%	**99.9%**
– Airport Express Line	98.0%	99.0%	**99.9%**
Train punctuality			
– MTR Lines	98.0%	99.0%	**99.6%**
– Airport Express Line	98.0%	99.0%	**99.9%**
Train reliability: train car-km per train failure causing delays ≥ 5 minutes	N/A	500,000	**1,213,247**
Ticket reliability: magnetic ticket transactions per ticket failure	N/A	7,000	**14,437**
Add value machine reliability	95.5%	97.5%	**99.2%**
Ticket issuing machine reliability	93.0%	97.5%	**99.4%**
Ticket gate reliability	97.0%	99.0%	**99.7%**
Escalator reliability	98.0%	99.0%	**99.9%**
Passenger lift reliability	98.5%	99.0%	**99.8%**
Temperature and ventilation			
– Trains: to maintain a cool, pleasant and comfortable train environment generally at a temperature at or below 26°C	N/A	97.0%	**99.9%**
– Stations: to maintain a cool, pleasant and comfortable environment generally at or below 27°C for platforms and 29°C for stations concourses, except on very hot days	N/A	90.0%	**99.5%**
Cleanliness			
– Train compartment: cleaned daily	N/A	98.0%	**99.9%**
– Train body: washed every 2 days	N/A	98.0%	**99.9%**

Other Businesses

- → Revenues increased by 14% to HK$1,117 million despite the impact of SARS
- → External consulting and Octopus secure major overseas project
- → Station renovations continue to enhance commercial facilities

The SARS outbreak had a negative impact on most of our non-fare businesses, but recovery was evident in the second half of the year, while high levels of growth were again recorded in overseas consulting.



Advertising

MTR is well recognised as a valuable resource for companies wishing to promote their products and services, and we seek to provide advertising opportunities without interfering with passenger comfort or convenience. Advertising in Hong Kong was severely impacted by the SARS outbreak and the soft economy, leading to advertising revenues for the MTR system falling by 3% to HK$386 million. Nonetheless, MTR continued to expand and refine its advertising offerings in 2003, to capitalise further on the opportunity presented by its large passenger base.

In 2003, much effort was spent in revamping our products and enhancing the competitiveness of our trackside and concourse advertising. The programme to convert 4-sheet panels to larger 12-sheet panels in station concourses saw a total of 440 12-sheet panels in place by year end. During the second half of the year, we introduced our trackside plasmas, an exciting format which is expected to drive incremental revenue as more choices are provided to advertisers. These plasmas were joined by trackside scrolling units and trackside


中環站
Central Station

Leveraging our expertise and assets at home and abroad

poster-on wall units. We also completed the project to revamp all our escalator crown panels to improve both panel size and presentation.

We stepped up our efforts to market our advertising infrastructure to advertisers and advertising agencies. In particular, we launched the "Best of the Best" campaign in early 2003 to reinforce perceptions of MTR as the leader in Hong Kong outdoor advertising.

The Company also seized the opportunity to enhance customer service and raise advertising revenues represented by increased interest in Internet usage, through providing free Internet access at stations. Two MTR Internet access centres, with advertising sponsorship, were opened in Central and Prince Edward stations, with more centres planned for 2004.

Telecommunications

The bulk of MTR's revenues from telecommunications services continues to come from mobile services. The competitive pricing by mobile network operators and the increasing mobile penetration accelerated growth in usage volumes during the year. This offset the negative impact of SARS, resulting in revenue increasing by 6.5% to HK$198 million.

The Company continued to develop in the infrastructure to ensure we meet the expectations of customers and end-users, as well as to keep abreast of developments in technology. During the year, we began to put in place our first public wireless LAN network to enable wireless broadband services which will be launched early in 2004 on AEL. We also committed to upgrade the existing integrated radio system for mobile services so as to allow for the seamless use of 3G services within the railway system.

In the fixed line segment, our wholly-owned subsidiary, TraxComm Limited (TraxComm), secured a fixed telephone network services license in June, enabling it to begin to exploit the opportunities created by regulatory liberalisation as Hong Kong's only service provider focused exclusively on the wholesale market.

The MTR's existing fibre-optic network was enhanced for commercial use and the majority of data centres was connected. TraxComm also built and began to operate a DWDM-based (Dense Wavelength Division Multiplex) network to run alongside the existing fibre-optic network. This technology increases the capacity of the network and enables TraxComm to offer managed services that include traditional voice and data transmission as well as Internet protocol transmission on a single platform, contributing to cost efficiency.

Although revenues were recorded in TraxComm's first year of operation, these were lower than anticipated owing to the SARS outbreak and the resulting slower uptake of its services. The long-term contracts in place, however, represent a solid foundation for future expansion.

Station commercial facilities

Revenue from our station commercial facilities suffered during the SARS outbreak, which caused a slowing or freezing of expansion plans by retailers. However, the subsequent rebound together with further benefits derived from our programme to renovate stations more than mitigated the SARS impact. As a result, revenue from station commercial facilities increased by 16% to HK$275 million.

The highly successful renovation programme commenced in 2001 following extensive passenger research and studies of other international railway systems. Its aim is to increase the



MTR is maximising the potential of commercial space

value and returns on station commercial facilities through improved trade mix, design and overall retail environment. As such, it leverages off MTR's ability to design station kiosk layouts that meet passenger, commercial, operational and statutory requirements in a cost-effective manner. The work completed during the year for the retail zones at Prince Edward, Wan Chai and Tsing Yi stations demonstrated clearly the gains to be made, increasing the combined retail floor area at these stations by 109% and rental income by 138%. At other stations a total of 45 new retail shops were added. These brought the total floor area devoted to commercial facilities in the MTR network to 18,449 square metres, an increase of 6% over 2002. Renovation work was also completed at Central and Kowloon Bay stations.

In addition to such major renovations, we again boosted rental income through enhancements in our network to make the shops better known and more appealing to customers. In total, we added 25 new trades or brands at all stations. These included the popular clothing retailer Giordano and additional food shops such as Rice Plus and Minamoto Kitchoan. These developments were accompanied by the introduction of an entirely new format of retail facility, the "sales cart", which offers more flexibility to tenants seeking smaller outlets and shorter leases.

In addition, we conducted a rebranding of our facilities to raise awareness among both retailers and end users of MTR shops. This included promotional activities within the shops themselves as well as an advertising campaign encouraging passengers to "Take a Short Break" on their MTR journey, highlighting the attraction of the enhanced retail environment and the expanded experience of being in MTR stations.

External consulting

Our consulting business continued to post strong growth in 2003 as our reputation for adding value to rail projects increased. Revenues from external consulting rose 127.0% in 2003 to HK$143 million.

Revenues from other business activities

The strong growth in revenues from other businesses was led by external consulting and station commercial businesses.

In HK$ million



823
72
4
168
213
366
995
92
8
174
217
504
973
119
32
173
221
428
979
93
63
186
238
399
1,117
115
143
198
275
386
1999
2000
2001
2002
2003
Others
Consultancy
Telecommunication services
Kiosk rental
Poster advertising

A notable achievement was in Europe, where MTR and Octopus together secured a series of contracts with Thales e-Transactions CGA (Thales) to create an Automatic Fare Collection (AFC) system in the Netherlands. The two companies will work with the East-West Consortium, consisting of Thales, Accenture and Vialis Verkeer & Mobiliteit bv, to provide the Central Clearing House System Software as well as expertise in the operation of a new public transport e-ticketing system. The new system will be the first in the world to be implemented on a national scale and will offer integrated travel covering all modes of public transport including train, bus, tram, metro and ferry. The first phase for the Rotterdam area is planned for September 2004. MTR and Octopus also pre-qualified as supporting subcontractors to the East-West Consortium to bid for a similar national smartcard AFC system for Denmark.

In India, we were awarded our first rail consultancy contract to be funded by the International Bank for Reconstruction and Development. This is an important step in establishing a reputation with this body and its sister organisation the World Bank, which are both heavily involved in projects in developing countries. The Company will conduct a headway improvement study for the Mumbai Vikas Railway Corporation to examine the options to improve train frequencies on 33 commuter railway lines serving the city of Mumbai.

We also continued to make inroads in Mainland China, extending our consultancy involvement to eight cities: Beijing, Chengdu, Guangzhou, Hangzhou, Nanjing, Shanghai, Shenzhen and Tianjin. With contracts related to China's major metro systems, MTR is well positioned to bid for future projects covering construction, operations and investment.


MTR Offers

e-Instant bonus machines show how MTR leverages technology in pursuit of new revenue streams

The rapid expansion of business in Mainland China has seen a greatly increased presence there. MTR now has an office in Shanghai, with over 100 employees, including 17 from Hong Kong. The Company's joint venture company in Shanghai, formed to pursue project management opportunities in China, was appointed to act as the owner's representative on the Phase I of the Shanghai Rail Transit Line No.9. The project consists of a 31 kilometre extension to the Shanghai Metro System, including 12 stations, a depot, 11 kilometres of bored tunnel, 18 kilometres of viaduct and two kilometres of at-grade railway. The planned opening date is the end of 2005 and the scope of work includes all aspects of project management from design, construction, commercial and programme management, to testing and commissioning.

Overseas investment

Feasibility studies and the negotiation of an in-principle agreement were completed for MTR's involvement in the Shenzhen Line 4 project. In January 2004, MTR signed an in-principle agreement with the Shenzhen Municipal Government for the construction of Phase 2 of the Line 4 of the proposed Shenzhen Metro System and the operation of the whole of Line 4 for 30 years under a build-operate-transfer arrangement. Line 4 will form part of the Shenzhen Metro network and would run north from the Lok Ma Chau boundary crossing to the existing Longhua Town, passing through the new business district of Shenzhen. The formal concession agreement is expected to be signed later in 2004 following further design, planning and approval from the Central Government in Beijing. Based on the in-principle agreement, the Company will form a project company in Shenzhen to construct and operate this project, as well as acquire property development rights directly from the Shenzhen Municipal Government at stations and the depot along the new line. The total gross floor area to be developed from these rights amounts to 2.9 million square metres of commercial and residential property and this will provide MTR with an opportunity to expand its property portfolio outside Hong Kong.

In Beijing, feasibility studies are underway to evaluate business potentials of two metro projects, one being the Beijing airport link and the other a metro line that runs through the western part of the capital city.

The Company is working together with Mitsubishi Corporation of Japan in pursuit of modest investment opportunities in the light rail sector in the United Kingdom. Projects in the Portsmouth area (South Hampshire Rapid Transit) and in

Liverpool (Merseytram) are under investigation. In Vancouver, Canada, we are working within a consortium towards the development and operation of a light rail line between Richmond, Vancouver Airport and the City.

Such opportunities align with MTR's strategy of:

- Expanding the Company's existing businesses
- Investing in businesses synergistic with existing operations
- Investing in businesses which leverage off the Company's existing assets, skills and know-how

These opportunities have developed through ongoing relationships between MTR and other business partners. The projects are in light rail, of which all aspects of the methodology and technology, planning, business analysis, construction, operation and maintenance are familiar to the Company through its core business.

Octopus Cards Limited (Octopus)

The effect of SARS on travel and retail activity in Hong Kong caused a temporary halt to the rapid rise of Octopus card usage, with revenues falling sharply at the height of the crisis from 2002 levels. Although monthly transaction revenues and operating profit subsequently recovered in the final quarter to higher than pre-SARS levels, boosted in part by tourism from Mainland China, this was not enough to offset the earlier decline.

For the year, the number of cards in circulation rose from 9.3 million at the end of 2002 to 10.4 million as at 31 December 2003 and the number of service providers from 182 to 253. Profit contribution to the Company from Octopus nonetheless decreased by 40.4% over 2002 to HK$23.1 million.

A major target for 2003 was to diversify from the company's core Hong Kong payment business into international AFC consultancy. This was achieved during the year when the company together with MTR's consulting arm and an international consortium prevailed over strong competition to win contracts for a nationwide AFC system in the Netherlands.

In Hong Kong, Octopus succeeded in expanding its use in the transport sector through a number of areas. The roll out of the system to off-road parking units saw Festival Walk and Pacific Place becoming "cashless" parking places and the number of car parks covered rose to over 130 by year end. On-road parking units accepting Octopus also increased and the number of red mini-buses accepting the card rose to 19 by year end. Octopus' acceptance by Hong Kong's retail network also continued to gain ground, taking in major chains such as Wellcome, Daily Stop, Pricerite and Ocean Empire.

The market share of our Octopus Access Control System for buildings also expanded. The system was successfully deployed as a one-card solution for schools, in addition to its existing applications in carparks, clubhouses, building access control and time attendance recording. The system for schools intelligently incorporates into one Octopus Card a time attendance record application with an SMS function for parent notification, building and room access control, tuck shop purchases, as well as library management systems.

The increasing popularity of the card resulted in more financial services groups joining the Automatic Add-Value Service in 2003, led by Standard Chartered, Bank of China and AEON, three large credit card issuers in Hong Kong.

Octopus' continued success secured a number of awards during the year that testify to the high regard in which the brand and the product are held. These include the Brand Leader Award in the Business Equipment and Services Category Award in Superbrands Hong Kong 2003, given by Superbrands, the Best Practice Award for Simplicity 2003 given by Best Practice Management, the Enterprise Award in the DHL/SCMP Hong Kong Business Awards 2003 and the Hong Kong Top Ten Brandnames Award 2003 presented by The Chinese Manufacturers' Association of Hong Kong.



Property Review

- Property development profit increased significantly by 43.0% to HK$5,369 million mainly due to receipt of Two IFC
- Highly successful launch of Two IFC for lease and Residence Oasis at Hang Hau for sale
- Further inroads into China property market



Buildings of the highest standard for living, work and play, in an integrated network

Although the Company's diverse property businesses, integrated with the railway network, inevitably felt the effect of SARS, the successful completion of Two International Finance Centre (Two IFC) helped boost profits from property in 2003. The excellent response to the pre-sale launch in November of the first batch of flat supply from the Tseung Kwan O Line at Residence Oasis in Hang Hau marked the revival of the residential market and of developers' sentiment towards land tenders. The opportunity to enter into China property development market through the construction of Phase 2 of Line 4 of the Shenzhen Metro System opens a new horizon for the Company.

Property development

In 2002 amid excess supply of flats in the market, we agreed with Government policy to stabilise the market and did not tender out any property development packages in 2003. As a result, none of the remaining tenders for packages in Tseung Kwan O Town Centre and Area 86 was awarded during 2003. Instead, we focused our efforts on preparing for a possible resumption of tender activity in 2004, as well as completing and pre-selling developments under construction.

Mainly as a result of profit from sharing in kind from Two IFC, property development profit increased by 43.0% over 2002 to HK$5,369 million.



The intelligent heart of an intelligent building – Two IFC's control centre

Airport Railway

The most significant event for our Airport Railway developments was completion of the Two IFC tower and the highly successful leasing and marketing launch of Central 18 Zone (33/F to 52/F) at Two IFC. This comprises about 46,600 square metres of prime office space in the 88-storey building that is redefining Hong Kong's central business district. The IFC Mall and more than 1,200 carparking spaces on the Northern Site were also completed in mid-2003, while work progressed on the two hotel towers, which are on target for completion in early 2005. Profit from sharing in kind of approximately HK$3 billion from the 18 floors of Two IFC and some 1,200 carparking spaces was booked in July.

The technical complexity of the Two IFC tower and the need to meet many milestones within a very tight time frame made the on-time completion a major achievement. This testified to the strong teamwork between MTR, the developer and the contractor, as well as the success of the highly mechanised construction methods employed.

Elsewhere along the Airport Railway, the Union Square development above Kowloon Station continued to progress as a major new landmark in West Kowloon. Occupation permits were obtained in July and October respectively for The Harbourside and Sorrento Phase 2 developments. Sale of flats at The Harbourside is planned for early 2004. The foundation and basement excavation work for the 102-storey tower was completed towards year end and the construction of the main structural shell of the shopping centre is on schedule for handing over by the developer by the end of 2004.

At Olympic Station, we began refurbishment work at the Olympian City One shopping centre. At Tung Chung Station, a total of 1,627 flats were launched for public sale in June, comprising 387 flats from Seaview Crescent Phase Two and 1,240 flats from Caribbean Coast Phase Two.

Tseung Kwan O Line and Choi Hung Station

Along the Tseung Kwan O Line, efforts were concentrated on residential and retail developments. In November, our joint venture developer, Sino Land, successfully launched the pre-sale of Residence Oasis, a 2,130 unit-residential development above Hang Hau Station. We also began preparation of pre-lease marketing for the 3,500 square metre retail podium at Hang Hau Station which will be known as "The Link". On completion, this retail podium will become, together with the shopping centre at Union Square, our fifth and sixth shopping centres, adding to the strength and diversity of our investment portfolio.

At the Tiu Keng Leng Station Site A and Choi Hung Station developments the flat layouts were finalised, putting us on target to begin pre-sales in mid-2004. At Tseung Kwan O Town Centre Area 55b, the New World led consortium took care to examine market requirements and successfully modified the government lease terms to increase the permitted maximum number of units from 1,350 to 1,472, while reducing average flat size from 63 square metres to 57 square metres. This should increase the flexibility in designing flat-mix and thus enhance the marketability of the development when completed.

In preparation for property tenders in 2004, we have put substantial effort into revising and improving the Master Layout Plan for Area 86, the Dream City. The new layout will offer improved breezeways and more open space. We anticipate inviting tender for the first package based on this improved scheme in late 2004.

Investment properties

The Company's investment properties were inevitably impacted by the outbreak of SARS, and the still weak economy during the first half of the year. As a company dedicated to building a solid portfolio of tenants and adding value to their tenancies, we took particular care to support tenants during the SARS period, including offering temporary relief on rent.

Airport Railway property development plan

Despite the temporary cessation of tenders, MTR progressed projects along the Airport Railway.

Gross floor area *Thousand sq.m.*


Hong Kong
254 102 60 416
Kowloon
608 232 167 90 1,097
Olympic
493 111 78 682
Tsing Yi
246 47 293
Tung Chung
22
15
936 58 1,031
Residential
Hotels/Serviced Apartments
Office
Retail and others

Airport Railway property development progress

Following completion of Two IFC, the focus of construction along the Airport Railway is Union Square in Kowloon Station and Tung Chung Station residential developments.

Gross floor area *Thousand sq.m.*


Hong Kong
102 314 416
Kowloon
610 487 1,097
Olympic
104 578 682
Tsing Yi
293 293
Tung Chung
417 614 1,031
Under construction
Construction completed or near completion

Tseung Kwan O Line property development plan and progress

Further progress was made on Tseung Kwan O Line developments in 2003, including pre-sales at Hang Hau Station.

Gross floor area *Thousand sq.m.*


Tiu Keng Leng
254 254
237 17 254
Tseung Kwan O
126 126
111 76 103 290
Hang Hau
142 142
139 142
3
Area 86
1,613 1,653
40
Under construction
Retail and others
Residential
Office

This caused revenue from investment properties for the year to decline slightly by 1% over 2002 to HK$888 million.

Our staff performed outstandingly during the period of SARS to ensure shoppers' safety and mitigate the effects of the outbreak on public confidence. We also supported tenants through aggressive promotion campaigns, including an attractive rebate promotion. Within this context, we took full advantage of the relaxation of travel restrictions on tourists from Mainland China through proactive, tailor-made programmes, such as organising shopping tours, designed to bring high spending Mainland visitors to our shopping centres. These programmes proved successful in boosting the business turnover of our tenants.

The Total Quality Service Regime, our pioneering customer service enhancement programme, and our computerised based Lease Management System were completed during the year. This helped to raise the quality standards and reputation of our properties further and establishing them as a benchmark for the industry in Hong Kong.

MTR's quality retail properties continue to perform



For Two IFC, the quality of the office building and its management enabled MTR to attract tenants despite the lingering cautious sentiment resulting from SARS, the war in Iraq and the weak economy. Considerable effort was taken to explain to potential tenants, agents and the business community the merits of the building, which is ideally suited to the sophisticated needs of multi-national corporations.

The decision by Swiss banking giant UBS to lease seven floors represented one of the largest and highest profile relocations of an office tenant in Hong Kong in 2003. UBS joined a growing list of leading institutions in the building, including the Hong Kong Monetary Authority, reinforcing Two IFC's position as the building of choice for top-tier corporations. As of the year end, close to 60% of the Central 18 Zone was leased.

Property management

Revenue from property management for 2003 increased by 11.0% over 2002 to HK$94 million. During 2003, our property management-related business continued to expand and diversify. Coastal Skyline, Caribbean Coast and Seaview Crescent Phase Two at Tung Chung Station and Sorrento Phase One at Union Square added a further 4,841 residential units to our management portfolio, bringing the total number of residential units managed by MTR to 46,915 from 42,074 in 2002.

The most important single addition, however, was Two IFC. As an intelligent office tower housing top-tier international banking, finance and support institutions, Two IFC requires the most sophisticated of building management and hence falls under MTR's recently launched Premier Management Service, which focuses on high-end residential and commercial properties. As a result of Two IFC, the total area of commercial and office space managed by MTR increased significantly to 558,796 square metres, from 370,022 square metres in 2002.

At Two IFC, management services include round-the-clock comprehensive technical services not only for common facilities, but also tenants' premises, from vetting fit-out design prior to moving-in to maintenance and environmental hygiene services during occupation.

The efficiency of our property management business was enhanced during the year by the introduction of computerised web-based Job Management systems. These handle all work flows and processes and offer direct linkage with the existing Property Management System.

Furthermore, we successfully restricted the spread of SARS in our managed estates, which was a major task during the first half of the year. All staff was involved in carrying out effective precautionary measures in a very short time scale.

As a company committed to high environmental standards, we actively promoted waste recycling in all our managed estates. The waste recycling exercise introduced to our managed portfolio entails the collection of waste paper, used clothes and similar discarded items for recycling.

Property agency

Our property agency business remained profitable despite the dual impact of SARS and a weak economy. MTR Property Agency Company Limited concluded a total of 180 transactions during the year, recording a total of HK$6 million in revenue, an increase of 16.1% over 2002.

China and overseas property business

Following our success in 2002 in breaking into property management in Shenzhen, we made further inroads in the Mainland China market in 2003. Also in Shenzhen, we acquired a pre-management contract for the Tulip Gardens residential development. At Chongqing, we have acquired a pre-management contract for Chongqing Palm Springs



New trades are bringing new life to our shopping centres

Investment properties

The value of investment properties rose as 18 floors at Two IFC was added to MTR's investment properties portfolio.



16
14
12
10
8
6
4
2
1200
1000
800
600
400
200
14.2
590
672
665
724
684
1999
2000
2001
2002
2003
Value of investment properties
HK$ billion (left scale)
Net rental income
HK$ million (right scale)

Distribution of property management income

The addition of Two IFC boosted property management income from the office sector.



Percentage
4.2
4.3
11.4
15.7
19.3
16.9
63.1
65.1
2003
2002
Residential
Office
Retail
Carpark

International Apartments, a large-scale residential development. In Beijing, the Company formed a strategic partnership with Beijing Century Sun Real Estate Development Company Limited to provide multi-disciplinary property management services and to manage the prestigious Palm Springs International Apartments developments in Beijing.

MTR's profile in China was raised further in October, when the Property Management Department was invited to speak at the China Property Management International Summit 2003 in Shanghai, an event attended by representatives from over 200 media and property industry organisations.

Airport Railway Property Developments (packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Expected completion date
Hong Kong Station					
(International Finance	Sun Hung Kai Properties Ltd.	Office	254,186		By phases
Centre)	Henderson Land Development Co. Ltd.	Retail	59,458		from
	The Hong Kong & China Gas Co. Ltd.	Hotel	102,250		1998–2005
	Bank of China Group Investment Ltd.	Car park		1,344	
Sub-total			415,894		
Kowloon Station					
(Union Square)					
Package One	Wing Tai Holdings Ltd.	Residential	147,547		Completed in
(The Waterfront)	Temasek Holdings (Pte) Ltd.	Car park		1,332	2000
	Singapore Land Ltd.				
	Keppel Land Ltd.				
	Lai Sun Development Co. Ltd.				
	Worldwide Investment Co. (Bermuda) Ltd.				
Package Two	The Wharf (Holdings) Ltd.	Residential	210,319		Completed by
(Sorrento)	Wheelock and Company Ltd.	Car park		1,270	phases
	New Asia Realty and Trust Company Ltd.				from 2002–2003
	Realty Development Corporation Ltd.				
	Harbour Centre Development Ltd.				
Package Three	Sun Hung Kai Properties Ltd.	Residential	100,000		2005
		Cross border bus terminus	5,886		
		Car park		412	
Package Four	Hang Lung Properties Ltd.	Residential	128,845		Completed in
(The Harbourside)		Car park		864	2003
Packages Five, Six	Sun Hung Kai Properties Ltd.	Retail	82,750		By phases
and Seven		Office *	231,778		from
		Serviced apartment *	72,472		2006–2008
		Hotel *	95,000		
		Residential	21,300		
		Kindergarten	1,050		
		Car park		1,743*	
Sub-total			1,096,947		



The IFC complex – where the Airport Railway meets Hong Kong's central business district

Airport Railway Property Developments (packages awarded) continued

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Expected completion date
Olympic Station					
Package One	Sino Land Co. Ltd.	Office	111,000		Completed in
(Island Harbourview,	Bank of China Group Investment Ltd.	Retail	14,900		2000
HSBC Centre, Bank of	Kerry Properties Ltd.	Residential	169,950		
China Centre and	China Overseas Land and Investment Ltd.	Indoor sports hall	13,219		
Olympian City One)	Capitaland Residential Ltd.	Car park		1,380	
Package Two	Sino Land Co. Ltd.	Retail	47,500		Completed by
(Park Avenue, Central	Kerry Properties Ltd.	Residential	220,050		phases
Park and Olympian	Bank of China Group Investment Ltd.	Market	1,100		from 2001–2002
City Two)	China Overseas Land and Investment Ltd.	Car park		932	
Package Three	Sun Hung Kai Properties Ltd.	Residential	103,152		2005
		Kindergarten	1,300		
		Car park		294	
Sub-total			682,171		
Tsing Yi Station					
(Tierra Verde and	Cheung Kong (Holdings) Ltd.	Retail	46,170		Completed in
Maritime Square)	Hutchison Whampoa Ltd.	Residential	245,700		1999
	CITIC Pacific Ltd.	Kindergarten	925		
		Car park		920	
Sub-total			292,795		
Tung Chung Station					
Package One	Hang Lung Development Co. Ltd.	Office	14,999		By phases
(Tung Chung Crescent,	Henderson Land Development Co. Ltd.	Retail	48,331		from
Citygate and Seaview	New World Development Co. Ltd.	Hotel	22,000		1999–2005
Crescent)	Sun Hung Kai Properties Ltd.	Residential	275,501		
	Swire Properties Ltd.	Kindergarten	855		
		Car park		2,041	
Package Two	HKR International Ltd.	Retail	2,499		By phases
(Coastal Skyline)	Hong Leong Holdings Ltd.	Residential	253,100		from
	Recosia Pte Ltd.	Kindergarten	350		2002–2007
		Car park		617†	
Package Three	Cheung Kong (Holdings) Ltd.	Retail	4,996		By phases
(Caribbean Coast)	Hutchison Whampoa Ltd.	Residential	407,300		from
		Wet market	508		2002–2007
		Kindergarten	350		
		Car park		1,211	
Sub-total			1,030,789		
Grand Total:			3,518,596	14,360	

* This falls within the range of 181,778 to 235,778 sq.m. for offices, 68,472 to 72,472 sq.m. for serviced apartments and 95,000 to 145,000 sq.m. for hotel as stipulated in the latest approved Master Layout Plan. The number of car parking spaces is subject to review.

† This falls within the range of 617–745 as stipulated in the latest Master Layout Plan.



Round-the-clock service at Two IFC

Tseung Kwan O Line property developments (packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Expected completion date
Tseung Kwan O Station						
Area 57a	Sun Hung Kai Properties Ltd.	Residential	26,005		Awarded in July 2000	2005
	Nan Fung Development Ltd.	Retail	3,637			
	Henderson Land Development Co. Ltd.	Car park		74		
	Chime Corporation Ltd.					
Area 55b	New World Development Co. Ltd.	Residential	84,920		Awarded in January 2002	2006
	Chow Tai Fook Enterprises Ltd.	Retail	11,877			
	Wee Investments Pte. Ltd.	Car park		249		
Hang Hau Station	Sino Land Co. Ltd.	Residential	138,652		Awarded in June 2002	2005
(Residence Oasis, The Link)	Kerry Properties Ltd.	Retail	3,500			
		Car park		369		
Tiu Keng Leng Station	Cheung Kong (Holdings) Ltd.	Residential	236,965		Awarded in October 2002	2006
		Retail	16,800			
		Car park		587		

Tseung Kwan O Line property developments (packages to be awarded)*

Location	No. of packages envisaged	Type	Gross floor area (sq. m.)	No. of parking spaces	Expected period of package tenders	Expected completion date
Tseung Kwan O Station	2	Retail	60,000		2005–2006	2009
		Office	103,130			
		Car park		1,291		
Area 86 (Tseung Kwan O South Station)	14	Residential	1.6 million		2004–2010	2013
		Retail	40,000			
		Car park		4,131		

* Subject to review in accordance with planning approval, land grant conditions and completion of statutory processes.

Choi Hung Park and Ride Development

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Expected completion date
Choi Hung Station	Chun Wo Holdings Ltd.	Residential	19,182		Awarded in July 2001	2005
		Retail	2,400			
		Car park		54		
		Park and Ride		450		

Investment property portfolio (as at 31 December 2003)

Location	Type	Lettable floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Telford Plaza I, Kowloon Bay, Kowloon	Shopping centre	39,671	–	100%
	Car park	–	993	100%
Telford Plaza II, Kowloon Bay, Kowloon	Shopping centre	19,741	–	50%
	Car park	–	136	50%
Luk Yeung Galleria, Tsuen Wan, New Territories	Shopping centre	12,066	–	100%
	Car park	–	651	100%
Paradise Mall, Heng Fa Chuen, Hong Kong	Shopping centre	18,468	–	100%
	Car park	–	415	100%
Maritime Square, Tsing Yi	Shopping centre	28,911	–	100%
	Kindergarten	920	–	100%
	Car park	–	220	100%
	Motorcycle park	–	50	100%
G/F, No. 308 Nathan Road, Kowloon	Shop unit	70	–	100%
G/F, No. 783 Nathan Road, Kowloon	Shop unit	36	–	100%
New Kwai Fong Gardens, Kwai Chung, New Territories	Kindergarten	540	–	100%
	Car park	–	126	100%
International Finance Centre (IFC), Central, Hong Kong – Two IFC	Office	39,529	–	100%
– One and Two IFC	Car park	–	1,308	51%
Phase I, Carpark Building, Kornhill, Quarry Bay, Hong Kong	Car park	–	292	100%
Roof Advertising Signboard, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Advertising signboard	–	–	100%
Ten Shop Units, First Floor Podium, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Shops	286	–	50%
Olympian City One, Tai Kok Tsui, Kowloon	Indoor sports hall	13,219	–	100%
Olympian City Two, Tai Kok Tsui, Kowloon	Shop unit	1,252	–	100%

Note: The above properties are let to tenants for commercial use except Heng Fa Chuen Residents' Club House. All properties are held by the Company under leases for over 50 years except for Telford Plaza I and II, Luk Yeung Galleria, Maritime Square, New Kwai Fong Gardens, IFC and Olympian City where the leases expire on 30 June 2047.

Properties held for sale (as at 31 December 2003)

Location	Type	Gross floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Island Harbourview, No. 11 Hoi Fai Road, Kowloon	Residential	14,085	–	40%
	Car park	–	579	40%
Olympian City One, No. 11 Hoi Fai Road, Kowloon	Shopping centre	5,898*	–	40%
	Car park	–	330	40%
Bank of China Centre, No. 11 Hoi Fai Road, Kowloon	Car park	–	117	40%
Sorrento, Union Square, 1 Austin Road West, Kowloon – Phase One	Residential	3,905	–	51.92%
	Car park	–	240	100%
– Phase Two	Residential	18,148	–	36.22%

* Saleable floor area

Managed properties (as at 31 December 2003)

Number of managed residential flats	46,915 units
Area of managed commercial and office space	558,796 sq. m.


東涌綫往東涌 ③ →
Tung Chung Line to Tung Chung

Transporting tourists and Hong Kong people alike to new worlds of leisure and pleasure



Future Projects

During 2003, MTR continued to make progress on projects that will add to its integrated rail-property infrastructure and to the quality of life of Hong Kong people, whilst ensuring adherence to schedules and completion on or below budget.

Whilst we firmly believe that MTR's existing "rail plus property" model is one of the most effective for the financing and development of railways in Hong Kong and elsewhere, we recognise that changes in the social and economic structure in Hong Kong may require amendments to the model. We will work with Government to develop acceptable structures for funding new rail developments in Hong Kong which we believe should still retain a component of property development. As an example, given strong social and economic returns from new railways, a proportion of the capital cost of new railways could be funded by the Government, with the remaining proportion and all of the operating costs paid for by the Company from property development and rail operations. This would help MTR to earn a commercial return for new projects and provide a more level playing field between rail transport and road based transport.

For all projects, MTR has continued to consult with the full range of stakeholders on how best to minimise impacts during construction and maximise convenience of use when operating. This approach necessarily includes environmental considerations and in 2003 the Company achieved and maintained ISO 14001 certification for an Environmental Management System in our operations and project divisions, in recognition of its commitment to responsible environmental management.

Penny's Bay Rail Link

Work on the Penny's Bay Rail Link that will connect the new Hong Kong Disney Theme Park with the MTR network saw substantial progress. All major civil and electrical and mechanical contracts were either generally on or ahead of schedule for both the line itself and the two stations, one at the theme park and one at Yam O in North West Lantau, the interchange for the Tung Chung Line. We are fully confident of meeting our target completion in mid-2005 within our original budget estimate.

Tung Chung Cable Car

The main focus of activity on the Tung Chung Cable Car project during the year was to reach agreement with the Government on the terms of the Project Agreement and to develop the design sufficiently to obtain all necessary Government approvals. Following enactment of the Tung Chung Cable Car Ordinance in June we entered an intensive period of consultations with the Government and other stakeholders.

As a result of these discussions and MTR's success in balancing the views of different parties, the overall project agreement, as well as entrustment agreements for related works at Ngong Ping that include a landscaped piazza and a Public Transport Interchange, were signed with the Government in November, together with a private treaty grant for the themed village adjacent to the Ngong Ping terminal. The environmental permits for the cable car and the stream diversion were also granted in November and subsequently the contract for the building and civil engineering works was awarded.

The project to build the cable car and the associated theme village, creating a major new tourism attraction for Hong Kong, is estimated to require a 26-month construction period and a total outlay of HK$950 million including capitalised interest. Construction will begin in early 2004, with a target completion date of early 2006.

Railway extensions

In January 2003, the Government requested MTR to proceed with planning for the West Island Line and the South Island Line, as extensions to the existing MTR urban network. Consultants and MTR staff began work on the feasibility study in mid-2003. Alternative proposals have been considered and a project proposal will be submitted to the Government in the second quarter of 2004.

The proposed alignment will provide a more cost-effective solution with better integration of the two new lines as well as improved interchanges with the existing network. It is proposed that the Island Line extend from Sheung Wan Station to a new interchange station at Sai Ying Pun with the West Island Line, which will travel through Kennedy Town and Aberdeen to Wong Chuk Hang. The South Island Line will comprise stations at South Horizons and Lei Tung on Ap Lei Chau, linking with the West Island Line at Wong Chuk Hang before running through Happy Valley and interchanging with the Island Line at Wan Chai and Admiralty stations.

Design will commence as soon as Government support is secured. Construction is estimated to require approximately 48 months.

The two lines will require direct Government funding support towards the capital cost. Independent assessments of the economic benefits show that these far outweigh the cash contribution required and that the rail valuation would be significantly cheaper and more environmental friendly than the proposed Route 7 Highway.

In November 2003, the Company was requested by Government to submit a proposal for an extension of the Kwun Tong Line from Yau Ma Tei Station to Whampoa.

Pedestrianisation

The Company continued to identify and build new pedestrianisation projects designed to increase potential patronage. These included both new pedestrian links to MTR stations and enhanced pedestrianisation adjacent to stations.

During 2003 new pedestrian entrances were completed at Kowloon Tong Station to provide access from the new Education Resource Centre and Passenger Transport Interchange which is currently under construction, and also to the KCRC station southern concourse that is expected to be completed in early 2004.

A new entrance was completed at Mong Kok Station to reduce the previous passenger congestion, while a further integrated entrance is under construction as part of the Urban Renewal Authority redevelopment and is due for completion in mid-2004.

Work began on alterations to the southern concourse of Tsim Sha Tsui Station to form part of the subway network linking to the KCRC East Rail extension project and is due for completion by the end of 2005.

Work commenced on a pedestrian link project at Admiralty Station in December 2003 while projects at Lai Chi Kok and Choi Hung stations are expected to begin in early 2004.

Airport developments

Negotiations and the preliminary design were substantially completed for a new station to be constructed at the end of the AEL at Chek Lap Kok airport, to serve the proposed AsiaWorld-Expo development. Subject to concluding a satisfactory agreement this new station should be completed by the end of 2005.



When Disney opens, the fun will begin on the train

Transit links

The Company continued to explore opportunities for potential application of above-ground light rail transit links to serve as a feeder service to the MTR mainline network, from population or employment centres located beyond the walk-in catchment of the network. These lower capacity but efficient transit technologies would improve MTR patronage in a cost effective and environmentally friendly manner.

In 2003, we undertook preliminary studies to determine the feasibility of introducing a light rail solution for the Kowloon Bay Industrial Area and the West Kowloon Cultural District.



A motivated work force

Human Resources

During 2003, MTR successfully met the challenge of making further improvements in employee productivity, while maintaining staff morale during the difficult period of SARS and preparing for the subsequent rebound.

Enhancing staff productivity

MTR has remained dedicated to continuously improving productivity among its committed and motivated employees. During 2003, the weak economy, together with the negative impact on revenue from SARS, increased pressure on the Company to control costs while maintaining a high service quality.

The challenge posed by SARS and a difficult operating environment necessitated a greater emphasis on communicating with employees in order to maintain high levels of motivation. During the year we devoted more efforts to increasing consultation and communication with staff across the Company in order to enhance their understanding of the challenges and difficulties faced.

In conjunction with these efforts, we re-examined our Staff Attitude Survey and identified areas for improvement to include in the fifth survey, which we launched at the end of 2003. To achieve a more cost effective survey, beginning in 2003 a sampling approach was adopted rather than including all employees. In addition, we developed an Employee Satisfaction Index that will allow us to benchmark staff attitudes, helping to identify better areas of strength and areas where improvement is needed.

Our dedication, together with continued efforts to redeploy staff across our operations, helped support further productivity gains during the year. Through our employees' efforts and commitment, our patronage and commercial activities recovered more quickly than was first anticipated. In recognition of this, the Company has decided to provide all staff with a special payment to compensate fully for the salaries forgone under the One Day No Pay Leave Per Month Programme launched in 2003 during SARS.

Total staff strength

MTR's skilled and motivated workforce continued to deliver more despite lower staff level.



Number of staff
7,537
456
918
1,031
5,132
7,332
519
904
966
4,943
7,231
567
978
930
4,756
6,891
618
551
886
4,836
6,629
642
402
855
4,730
1999
2000
2001
2002
2003
Property development and management
Corporate management and service departments
Engineering and project
Operations

Staff productivity – fare revenue per operating railway staff

Productivity again showed improvements in 2003.



$ million
1.15
1.23
1.24
1.26
1.27
1999
2000
2001
2002
2003

Talent development

The Company's extensive training programmes continued to contribute effectively to motivating our workforce by providing opportunities for further professional development. A total of 47,688 man-days of training were conducted during the year. Our success in staff development was confirmed by the numerous international training awards received during the year, including the ASTD BEST Award from the American Society for Training and Development for demonstration of "Building talent Enterprise-wide for business Success with a Through-and-through learning culture".

Through comprehensive and effective training, we continue to ensure our staff and contractors are well-equipped with the required professional skills and competencies. Training was successfully planned and completed for Nam Cheong Station, and training consultancies for overseas metros including Shenzhen Metro, Bangkok Metro and Tianjin Binhai Metro, were secured and implemented during the year.

Leadership development was strengthened by the New Horizon for Leaders Programme for junior managers and senior supervisors in addition to the Accelerated Development Programmes. The programme will be rolled down to junior supervisors in 2004 to develop their leadership capability.

Specific training, including "just-in-time" training in Putonghua which is available on demand and based on flexible schedule for front line staff and ongoing customer service training, was also put in place. This will allow the Company to derive maximum revenue benefit from new developments such as the easing of restrictions on individual travellers from Mainland China.

Code of conduct

MTR has been continuously advocating a high level of integrity among employees as part of our efforts to strengthening corporate governance and promote sustainability. In this connection, the Code of Conduct which was first published in 2002 will be updated in the near future to ensure compliance with all new standards of corporate governance. In addition, the Corporate Guidebook for All Staff on Code of Conduct will be published to supplement the Code of Conduct and provide more specific guidelines on employee behaviour.

Corporate governance

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices.

The overall management of the Company's business is vested in the Board of Directors. Pursuant to the Company's Articles of Association and the Protocol adopted by the Board of Directors, the Board of Directors has delegated the day-to-day management of the Company's business to the Executive Directorate, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders. These include financial statements, dividend policy, significant changes in accounting policy, the annual operating budget, certain material contracts, strategies for future growth, major financing arrangements and major investments, risk management strategy, treasury policies and fare structures.

The Company takes care to ensure the Board is in a position to exercise its powers in an informed manner. The Board of Directors meets regularly and members of the Board receive information between meetings about developments in the Company's business. All members of the Board of Directors have full and timely access to relevant information and may take independent professional advice, if necessary. The Board of Directors held 12 meetings in 2003 and the average attendance rate was 85%.

The Board of Directors announced in April 2003 its decision to split the roles of the Chairman and Chief Executive Officer after Jack So Chak-kwong's contract as Chairman and Chief Executive expired during the year. Following that, Dr. Raymond Ch'ien Kuo-fung, a member of the Board, was appointed non-executive Chairman with effect from 21 July 2003, and Chow Chung-kong was appointed Chief Executive Officer and a member of the Board with effect from 1 December 2003.

As an integral part of good corporate governance, the following committees have been established. These committees comprise non-executive Directors who have been invited to serve as members. Their independent and objective views on various aspects of how MTR is governed provide proper control and ensure that we continue to achieve the high standards expected of a major listed company.

Audit Committee

The Audit Committee meets four times each year to review the truth and fairness of the Group's financial statements and to consider the nature and scope of internal and external audit reviews. It also assesses the effectiveness of the systems of internal control. Internal control systems have been designed to allow the Board of Directors to monitor the Company's overall financial position and to protect its assets. The purpose is to guard against material financial misstatement or loss. The Board of Directors is responsible for these systems and appropriate authorisations and guidelines are in place. The Audit Committee Chairman also prepares an annual report to the Board of Directors covering its activities for the year and highlighting issues which the Chairman deems significant.

All the members of the Audit Committee are non-executive Directors, namely T. Brian Stevenson (chairman), Cheung Yau-kai and the Commissioner for Transport (Robert Charles Law Footman), two of whom are independent non-executive Directors. There were four meetings of the Audit Committee in 2003 and the average attendance rate was 83%. The external auditors, the Finance Director and the Head of Internal Audit Department attended to answer questions on the reports or their work.

Remuneration Committee

The Remuneration Committee meets regularly to consider human resources issues, including the terms and conditions of employment, remuneration and retirement benefits of the Chairman, the Chief Executive Officer and members of the Executive Directorate. All the members of the Remuneration Committee are non-executive Directors, namely Edward Ho Sing-tin (chairman) who was a member of the Committee throughout the year and succeeded Dr. Raymond Ch'ien Kuo-fung as chairman of the Committee with effect from 4 September 2003, T. Brian Stevenson (with effect from 4 September 2003) and Frederick Ma Si-hang, two of whom are independent non-executive Directors. There was one meeting of the Remuneration Committee in year 2003 and the attendance rate was 100%.

Nominations Committee

The Nominations Committee carries out the process of recommending and nominating candidates to fill vacancies on the Board of Directors. A person may be appointed as a member of the Board of Directors at any time either by the shareholders in general meeting or by the Board of Directors upon the recommendation of the Nominations Committee. Directors who are appointed by the Board of Directors must retire at the first annual general meeting after their appointment. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or such number as is nearest to and less than one third) are required to retire from office by rotation (excluding the Directors appointed by the Chief Executive of the Hong Kong SAR under the MTR Ordinance).

All the members of the Nominations Committee are non-executive Directors, namely David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung), two of whom are independent non-executive Directors. There was one meeting of the Nominations Committee in year 2003 and the attendance rate was 100%.

The Board of Directors was of the view that both the Nominations Committee and the Remuneration Committee should be involved in the process of appointing a new Chief Executive Officer for the Company. For this purpose, the Board resolved in April 2003 to establish a Board Search Committee. The Members of the Board Search Committee were chairman of the Nominations Committee (David Gordon Eldon), then Chairman of the Remuneration Committee (Dr. Raymond Ch'ien Kuo-fung) and Frederick Ma Si-hang. The Board Search Committee held several meetings during the year and made a recommendation on the appointment of Chow Chung-kong as the Chief Executive Officer and a Member of the Board with effect from 1 December 2003, as well as his terms of remuneration.

Internal Audit

The Internal Audit Department plays a major role in support of and in collaboration with the Company's management, in monitoring the internal governance of the Company. The department has unrestricted access to information that allows it to review all aspects of the Company's network of risk management, control and governance processes. On a regular basis, it conducts audits of the practices, procedures, expenditure and internal controls of all business and support units and subsidiaries. As the need arises, it also conducts ad-hoc reviews or investigations. The Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee.

Code of Best Practice

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the MTR Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung has been a non-executive Director since 1998. He was also appointed non-executive Chairman in July 2003 for a term of three years.

Business Ethics

The Company is committed to high standard of business ethics and integrity.

The Company is in the process of reviewing the contents of the Code of Conduct to align it with recent developments in corporate governance standards, including corporate governance standards under the Sarbanes-Oxley Act of 2002. Furthermore, the Company is in the process of compiling a new "Corporate Guidebook for All Staff on Code of Conduct", which provides specific guidelines for employees in respect of behaviour within and outside the workplace.

U.S. Sarbanes-Oxley Act 2002

This legislation which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on 30 July 2002.

As the Company is a SEC reporting company, it is generally bound by this new legislation.

The Company has been, and will continue its process of reviewing its internal systems and practices and implementing new requirements under this legislation in line with applicable compliance dates.

In 2003, MTR realised noteworthy practical achievements by applying sustainability to its business endeavours both locally and internationally. This has added to MTR's business success by assuring stakeholders that we continue to manage our non-financial assets in a responsible and proactive manner.

Tung Chung Cable Car environmental impact assessment

In developing and promoting sustainability as an approach to manage economic, social and environmental business risks, MTR continues to be a leader in corporate development worldwide. The risk management process introduced in 2002 is maturing and becoming more robust. Priority business risks published in the same year have been further enlarged.

One practical outcome was the completion and approval of the Environmental Impact Assessment for the Tung Chung Cable Car. As involvement from the "green" groups in Hong Kong was recognised as a key contributor to a timely receipt of Governmental approvals, we initiated a close consultation initiative with these groups to understand and resolve their environmental concerns. This has resulted in a better project delivered on time and within budget.

Following this success, a Sustainability Advisory Board for the Tung Chung Cable Car project was established. This comprises a wider group of stakeholders to coordinate efforts and dialogue to assist the long-term development of the Ngong Ping area in relation to the Cable Car project. Future outcome from this board will be a set of sustainability indicators to track progress on the project and the sustainable development of the area.

UITP Charter

In May 2003, MTR became a founding member and signatory of the International Association for Transport Providers' (UITP) Charter for Sustainable Development. This charter encourages UITP members to include sustainable development as a key policy initiative and requires signatories to report on their progress in increasing sustainability. By the year end, 47 of UITP's 2,000 members in 80 countries had signed the charter. MTR is now participating in regional workshops for local politicians and members to gain more charter members.

MTR also won the Best Environmental Reporting Award in 2003 from the Association of Chartered Certified Accountants Hong Kong and received a Runner-up award for Environmental Reporting at the Asian Corporate Social Reporting Awards.

Global reporting initiative

In 2003, MTR achieved a number of other significant milestones in sustainability.

Among the most important was our decision in July 2002 to become a Stakeholder Organisation for the Global Reporting Initiative (GRI), an independent, multi-stakeholder and international organisation, whose mission is to provide best practice guidance for the preparation of sustainability reports. We aim to report in accordance with GRI in future.

In addition, we developed a Sustainability Accounting system and the Company achieved and maintained ISO 14001 certification for the Environmental Management System in our operations and project divisions, while our railway operations achieved a further reduction of 6.1% in traction energy, power required to drive the trains.

Our efforts were recognised by the Company's continued presence in the Dow Jones Sustainability Index and the FTSE4Good Index and inclusion during the year in the Ethibel Stock Index.

In May 2004, MTR will publish its third Corporate Sustainability Report on the MTR website. The report will balance case studies with detailed information on how MTR has evolved its sustainability management, the impact of and MTR's response to SARS, a detailed follow-up of the implementation and checking of MTR's Code of Conduct, and case studies on outreach to staff, shareholders and customers.

Traction Power Consumption

Optimisation of working practices saw a substantial reduction in traction power consumption.


Kilowatt hours per km
2.55
2.27
2.30
2.35
2.43
2.39
2.48
2.50
2.46
2.31
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Investors and MTR

MTR has a wide base of both institutional and retail investors and management regards communicating with existing and potential investors a core activity. The Company is committed to maintaining high standards of investor relations through providing regular, full and timely information about all of its developments that may affect the interests of shareholders and lenders. With a history in the international capital markets stretching back to 1984, we are widely recognised as a leader in investor relations in Asia.

Communicating with the institutional investor community

MTR's consistent pursuit of excellence in investor relations has helped it to become one of the most widely covered companies in Asia and management places considerable importance on ensuring the Company maintains its high standards.

Around 20 local and international research houses publish reports on the Company on a regular basis. In addition, MTR is followed by a wide range of buy-side institutions. Management remains dedicated to developing an even closer relationship with the investment community to ensure a comprehensive understanding of the Company.

The outbreak of SARS in the early part of 2003 limited the ability of both management and investors to travel. Despite this, the Company maintained regular communication through the use of technology including website and conference calls. After travel restrictions were lifted, the Company visited key investor centres of London, Edinburgh, New York, Tokyo and Singapore. This was in addition to our participation in a number of local, regional and global investor conferences.

Supporting our 400,000 retail shareholders

As at 31 December 2003 the Company's retail shareholders numbered over 400,000, one of the largest shareholder bases among Hong Kong companies. To ensure effective communication with this important investor base, we supplement our formal results announcements and annual general meetings by a dedicated hotline to our Corporate Relations Department for individual shareholders' enquiries. In 2003, we responded to over 30,000 such telephone calls.

Many of our current retail investors subscribed at the initial public offering in 2000 and their loyalty is greatly valued by the Company. In recognition of this support, we again held a sale promotion giving a 40% discount on the AEL and provided priority purchase of limited edition souvenir tickets during the year.

Index recognition

Our position in the Hong Kong market as a blue chip stock with a sizeable market capitalisation and a high degree of liquidity is recognised through inclusion in most of the important benchmark indices. We are constituent members of the Hang Seng Index, MSCI and FTSE Index series.

Our considerable efforts in the field of corporate social responsibility and sustainability have continually been recognised by both the Dow Jones Sustainability Index and the FTSE4Good Index, making MTR one of the few companies from Hong Kong to meet the globally recognised standards required for inclusion in these indices.

Company information dissemination

The Company is committed to exploiting the latest technology and regulation to improve its dissemination of financial information.

In 2002, MTR became the first company in Hong Kong to publish a short-form annual report under new legislation, and investors may choose to receive a summary version of this 2003 Annual Report. Both versions are available in English or Chinese and are accessible on our wesbite.

The investor information section of our corporate website provides the investor community with rapid and easy access to up-to-date information on the Company's finances and business activities.

Awards

In recognition of the Company's efforts in promoting excellent communication with stakeholders through publishing a high quality annual report, the Company's 2002 Annual Report won the Silver Award under "General Category" in the 2003 Best Annual Reports Competition organised by the Hong Kong Management Association. This marked the fifteen consecutive year since 1988 that we have received such recognition. The report also won the Bronze Award in the Overall Annual Report category amongst transport companies at the International ARC Awards in New York organised by the International Academy of Communications Arts and Sciences.

Key shareholder information

Financial calendar 2004

Announcement of 2003 results	2 March
Last day to register for 2003 final dividend	25 March
Book closure period	26 March to 2 April
Annual General Meeting	3 June
2003 final dividend payment date	on or about 30 June
Announcement of 2004 interim results	August
2004 interim dividend payment date	October
Financial year end	31 December

Registered office

MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: (852) 2993 2111 Facsimile: (852) 2798 8822

Website

www.mtr.com.hk

Share information

Listing

MTR Corporation Limited's shares are listed on The Stock Exchange of Hong Kong. In addition, shares are traded in U.S.A. through an American Depository Receipt (ADR) Level 1 Programme sponsored by JP Morgan Chase Bank. The shares are also quoted on the London SEAQ International System.

Ordinary shares (as at 31 December 2003):
Shares outstanding: 5,288,695,393 shares
Hong Kong SAR Government shareholding: 4,036,430,908 shares (76.32%)
Free float: 1,252,264,485 shares (23.68%)

Nominal value	HK$1 per share
Market capitalisation (as at 31 December 2003):	HK$54,209 million

Share price performance



120
100
80
21
18
15
12
9
6
2003 Jan
Jun
Dec
MTR share price relative to HSI
Relative Index (left scale)
MTR share price
HK$ (right scale)

Dividend policy

Subject to the financial performance of the Company, we expect to pay two dividends each financial year with interim and final dividends payable around October and June respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Dividend per share (in HK$)

2002 Final Dividend	0.28
2003 Interim Dividend	0.14
2003 Final Dividend	0.28

ADR Level 1 Programme

Ordinary share to ADR ratio	10:1
Depository Bank	JP Morgan Chase Bank 40th Floor, One Chase Manhattan Plaza New York, NY 10081 USA

Index Constituent

MTR Corporation Limited is a constituent of the following indices:
Hang Seng Index Series
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE4Good Index
Dow Jones Sustainability Index
Ethibel Stock Index

Stock codes

Ordinary shares

The Stock Exchange of Hong Kong	66
Reuters	0066.HK
Bloomberg	66 HK
CUSIP Reference Number	Y5896Y104
Sedol Reference Number	6290054
ADR Level 1 Programme	MTRUY

Annual report 2003

Our annual report is available in both English and Chinese. Shareholders can obtain copies by writing to:
Computershare Hong Kong Investor Services Limited, Rooms 1901–1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

If you are not a shareholder, please write to:
Corporate Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong

Our annual/interim reports and accounts are also available online at our corporate website at www.mtr.com.hk

Shareholder services

Any matters relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar:
Computershare Hong Kong Investor Services Limited, Rooms 1901–1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone: (852) 2862 8628 Facsimile: (852) 2529 6087

Shareholder enquiries

Our enquiry hotline is operational during normal office hours:
Telephone: (852) 2881 8888

Investor relations

For enquiries from institutional investors and securities analysts, please contact:
Corporate Finance Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Email: investor@mtr.com.hk

Review of 2003 financial results

Profit and loss

Railway patronage was adversely affected by the outbreak of SARS in the first half of 2003 but the strong economic recovery in the second half helped to minimise the impact. As a result, total patronage for the MTR Lines, comprising the Urban Lines, the Tung Chung Line and the Tseung Kwan O Line, decreased moderately by 0.9%, from 777 million in 2002 to 770 million in 2003. Average weekday patronage for the year decreased to 2.24 million from 2.26 million in 2002. Our overall market share of Hong Kong public transport increased to 24.3% from 23.5% in 2002, and our cross-harbour market share increased from 58.2% in 2002 to 58.7%.

Debt servicing capability

MTR maintained a very strong level of debt servicing coverage.


30
25
20
15
10
5
6
5
4
3
2
1
28
5.6
51.4
54.0
58.2
62.5
55.9
1999
2000
2001
2002
2003
EBITDA/Total loans outstanding
Percentage (left scale)
Interest cover
Times (right scale)
Gross debt-to-equity ratio
Percentage

Total fare revenue for the MTR Lines amounted to HK$5,064 million, which was 2.0% below the figure of HK$5,167 million in 2002. The average fare decreased slightly from HK$6.65 in 2002 to HK$6.57 due to the increase in free rides provided through fare promotion schemes such as the "Ride 10 Get One Free" campaign, which was well received in 2003 and has been relaunched in 2004. In light of the sluggish economic environment in Hong Kong, the Board of Directors decided not to increase our fares.

The average daily patronage on the Airport Express Line declined by 19.4% to 18,700 from 23,200 in 2002, as SARS led to a fall in visitor arrivals and departures at the airport. Our estimated market share of passengers travelling to and from the airport fell from 25% in 2002 to 23%. Total revenue from the Airport Express Line dropped by 23.1% to HK$425 million, with the average fare decreasing from HK$65.43 to HK$62.07 in 2003 as a result of the promotional campaign and fare concessions on the Airport Express Line.

Non-fare revenues increased by 7.1% from HK$1,966 million in 2002 to HK$2,105 million, comprising HK$1,117 million from station commercial and other revenue and HK$988 million from property rental and management. Station commercial and other revenue increased by 14.1% compared to 2002, attributable to increases in rental income from new station kiosks and growth in external consultancy revenues. Property rental and management income increased marginally by 0.1% compared with 2002 despite the effect of SARS, partly due to increases in income from the expanded management and investment property portfolio, including Two IFC.

Operating costs were generally contained and productivity gains continued. Despite a full year's operation of the new Tseung Kwan O Line, operating expenses before depreciation increased by a moderate 4.8% from HK$3,672 million in 2002 to HK$3,847 million. Staff costs increased from HK$1,579 million in 2002 to HK$1,643 million, reflecting additional costs in respect of the Tseung Kwan O Line and ex-gratia payments made under the voluntary separation scheme. Other routine railway operating costs generally increased in line with the full year's operation of the Tseung Kwan O Line and additional costs incurred in relation to SARS. Expenditure relating to station commercial and other income increased significantly due to growth in external consultancy and other business activities. Other expenses increased to HK$187 million from HK$105 million in 2002 as a result of inclusion of a non-recurring HK$69 million deficit on property revaluation relating to our head office building at Telford Plaza.

Operating profit from railway and related operations before depreciation amounted to HK$3,747 million, a decrease of 6.7% from HK$4,014 million in 2002. This represents a margin of 49.3% compared with 52.2% in 2002. Excluding the non-recurring charges, the operating margin would have been 50.3%.

Profit on property developments increased significantly to HK$5,369 million as compared with HK$3,755 million for the previous year, largely due to the share of profit in kind in respect of Two IFC and Sorrento development at Union Square, as well as the profit recognition of deferred income in respect of Kowloon Package 4, The Harbourside and Tung Chung Package 3, Caribbean Coast developments in line with their construction progress and the pre-sale of properties.

In light of the growth in property profits in 2003, operating profit before depreciation increased by 17.3% to HK$9,116 million. During the year, the Company conducted a periodic review of the estimated useful lives of its fixed assets, leading to net reduction in annual depreciation charge. The annual depreciation expense therefore reduced to HK$2,402 million from HK$2,470 million in 2002.

Net interest expense increased from HK$1,125 million in 2002 to HK$1,539 million, accounted for by the first full year's interest charge in respect of the Tseung Kwan O Line following its commissioning in August 2002. However, the average interest rate paid by the Company reduced from 5.4% in 2002 to 5.1% in 2003 whilst the interest cover increased to 5.6 times from 4.5 times in 2002 in line with the increase in operating profit.

Following the adoption of the revised accounting standard on income taxes from 1 January 2003, the Company recognised an amount of HK$748 million mostly in respect of its deferred income tax expense for the year, of which HK$300 million related to the increase in Profits Tax rate from 16% to 17.5%. It should be noted that this deferred income tax expense is a non-cash item.

Together with the Company's share of Octopus Cards Limited's earnings of HK$23 million, the Group's profit attributable to shareholders for the year was HK$4,450 million, an increase of 24.3% compared to HK$3,579 million (as restated for deferred income tax) in 2002, with earnings per share of HK$0.85.

The Board has recommended a final dividend of 28 cents per share, amounting in total to HK$1,481 million for 2003, with a scrip dividend option offered to all shareholders with Hong Kong addresses. As in previous years, the Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of MTR's total dividend will be paid in cash.

Sources of borrowing

MTR took advantage of favourable conditions in the Hong Kong dollar market to further reduce its borrowing costs.

Percentage (As at 31 December 2003)



1.1
12.7
20.1
61.6
18.8
33.3
11.1
29.4
By market
Hong Kong
US
Japan
Europe
Asia (excluding Japan)
By instrument
Global bonds
Medium-term notes
Yankee
HK$ bonds
Bank loans & export credits

Preferred financing model and debt profile

Continued adherence to the Preferred Financing Model helped ensure a well-balanced debt portfolio.

(Preferred Financing Model) vs. **Actual debt profile**
As at 31 December 2003



Source in percentage
(0-15) 1
(50-80) 81
(20-50) 16
(0-10) 2
Capital market instruments
Medium-term loans
Export credits
Short-term loans and overdrafts
Interest rate base in percentage
(40-60) 61
(40-60) 39
Fixed rate
Floating rate
Financing horizon in months
(6-15) 19
Maturity in percentage
(10-40) 29
(20-50) 26
(30-60) 45
Within 2 years
2 to 5 years
Beyond 5 years
Currency in percentage
(70-100) 97
(0-30) 3
HK$
US$

Use of interest rate and currency risk hedging products

MTR's active use of derivatives solely for hedging purposes reduced its interest rate and currency risk exposures.

Percentage (As at 31 December 2003)



2003
2002
3
37
38
59
62
24
34
51
50
16
25
By instrument
Interest rate swaps and options
Cross currency & interest rate swaps
Foreign exchange forwards
By maturity
Beyond 5 years
2 to 5 years
Within 2 years

Pursuant to the financing arrangement stipulated in the Penny's Bay Rail Link Project Agreement, the Government will waive HK$37 million, being outstanding balance of its committed financial support to the PBL Project, of its entitlement to receive the cash portion of the final dividend for the year.

Balance sheet

The Group's balance sheet remained strong, with the bulk of its assets invested in the railway system. Total fixed assets increased from HK$94,270 million in 2002 to HK$96,921 million as at 31 December 2003, mainly attributable to the receipt of the office space and car parks at Two IFC which are being used as investment properties.

Railway construction in progress increased by 66.1% from HK$109 million in 2002 to HK$181 million as at 31 December 2003, as a result of the reclassification of the Tung Chung Cable Car project cost from deferred expenditure upon signing of the project agreement.

Property development in progress represents the costs incurred in preparation of sites for property development less reimbursement already received from developers. Property development in progress at the year-end amounted to HK$2,309 million, a reduction of 19.5% from the previous year's HK$2,870 million mainly due to the transfer out of site preparation costs in respect of Two IFC upon completion in July 2003.

Debtors, deposits and payments in advance increased from HK$727 million at the 2002 year-end to HK$1,153 million as at 31 December 2003, accounted for mainly by the sale proceeds receivable from properties sold at Sorrento around year-end.

Cash and cash equivalents decreased to HK$376 million as at 31 December 2003 from HK$1,718 million as at 2002 year-end, due to the utilisation of funds for meeting capital project payments and loan repayments.

Total loans outstanding at year-end was HK$32,025 million, a decrease of HK$1,483 million compared with 2002 due to loan repayments. Loans drawn down during the year amounted to HK$7,441 million which were primarily for refinancing purpose.

Deferred income decreased from HK$6,226 million in 2002 to HK$5,061 million following profit recognition at Kowloon and Tung Chung station developments in accordance with the progress of property construction and pre-sales program.

Our share capital, share premium and capital reserve of HK$35,086 million at year-end was HK$1,176 million higher than in 2002, as a result of shares issued for scrip dividend and share options exercised. Together with increases in asset revaluation reserve of HK$270 million and retained earnings net of dividend of HK$2,272 million, total shareholders' funds increased to HK$57,292 million from HK$53,574 million (as restated) as at 31 December 2002. As a result, the Group's gross debt-to-equity ratio improved from 62.5% (as restated) to 55.9% at 2003 year-end and net debt-to-equity ratio from 59.3% (as restated) to 55.2%.

Cash flow

The net cash inflow from operating activities decreased from HK$4,228 million in 2002 to HK$3,837 million, due to lower operating profit from railway and related operations before depreciation. The main cash outflows related to capital expenditures on the Tseung Kwan O Extension, Penny's Bay Rail Link and other capital work projects amounting to HK$2,670 million, as well as net loan repayment of HK$1,362 million. Together with interest and dividends paid total outflows for 2003 amounted to HK$6,090 million. After including receipt of HK$855 million from property developers

Investment in new railway lines and the existing networks

The MTR's capital spending on new railway lines and the network is projected to be substantially lower than in recent years, leaving the Company well funded to expand through other investments.


In HK$ billion
6.4
3.7
1.1
0.1
1.5
5.1
2.8
1.0
0.2
1.1
2.3
0.3
0.5
0.5
1.0
Plan
3.4
0.3
0.5
1.3
1.3
2.6
0.2
0.5
0.7
1.2
1.4
0.3
0.1
1.0
0.9
0.2
0.7
0.6
0.1
0.5
2001
2002
2003
2004
2005
2006
2007
2008
Tseung Kwan O Line including further capital works
Airport Railway including further capital works
Penny's Bay Rail Link and Tung Chung Cable Car project
Urban Lines including Quarry Bay Congestion Relief Works

and property purchasers, and net inflow of HK$78 million from other activities, there were net cash outflows of HK$1,320 million for the year compared to net inflows of HK$1,518 million for 2002.

Financing activities

New financings

The Hong Kong dollar market remained highly liquid throughout the year due to continued weak investment and borrowing demands. This, together with record low interest rates and investors' increasing appetite for longer term investments, presented MTR with excellent opportunities to tap the market for long term funds. During the period, we accessed the market several times and arranged a total of HK$3.1 billion in long term bonds via private placements. These comprised HK$2.3 billion in Hong Kong dollar bonds with maturities of 7 to 15 years, and a US$100 million 10-year bond. Included in the new Hong Kong dollar financings was a HK$500 million 15-year bond which was the single largest 15-year fixed rate bond ever issued into the Hong Kong dollar market. These new transactions not only enabled the Group to obtain very cost effective funding, but further extended our debt maturity profile.

The banking market was also very liquid during the year resulting in further contraction of credit spreads. The Group took advantage of this and entered into a number of Hong Kong dollar bilateral loan facilities with some of its key relationship banks totalling HK$5.2 billion. This brought the total amount of new financings arranged for the year to HK$8.3 billion. With maturities of 5 to 7 years, these new facilities will further extend our debt maturity profile.

At the end of 2003, the Group had total undrawn committed bank loans amounting to HK$6.7 billion. These undrawn facilities together with cash on hand is expected to provide coverage for all of the Group's anticipated funding needs well into the third quarter of 2004. Following the successful launch of the Group's US$600 million 10-year Eurobond in January 2004, this financing coverage has now been further extended.

In March 2003, the Company successfully completed its first U.S. cross border leasing transaction, utilising the Airport

Operating margins

Lower revenues and higher operating costs following the full year operation of the Tseung Kwan O Line saw a reduction in operating margin.



Percentage
60
50
40
30
20
10
49.3
17.7
1999
2000
2001
2002
2003
Operating margin (before depreciation)
Operating margin (after depreciation)

Operating profit contributions

Property development made an increased contribution to operating profit, following completion of Two IFC.



In HK$ billion
5.5
0.6
2.0
2.9
7.3
0.7
3.4
3.2
7.3
0.7
3.3
3.3
7.8
0.8
3.8
3.2
9.1
0.8
5.4
2.9
1999
2000
2001
2002
2003
Property ownership and management
Railway operations and related businesses
Property development

Net results

The company's financial results reflected the stable growth afforded by its combined rail and property business model.



In HK$ billion
10
9
8
7
6
5
4
3
2
1
9.1
7.6
4.5
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Turnover
Operating profit before depreciation (after property development profit)
Net profit

Express fleet and some of the MTR Lines trains. The transaction generated a substantial net present value financial benefit which will be progressively recognised as income over the relevant lease terms.

Cost of borrowing

Despite signs of faster growth in the United States, the Federal Reserve continued to keep interest rates low throughout the year due to continuing excess capacity in the economy and low inflation. This accommodative monetary policy, together with strong liquidity in the market, helped push both short and long term interest rates in the United States and Hong Kong to historical lows.

As a result of the low interest rates and the attractive terms of the new financings obtained during the year, the Group was able to reduce further its overall borrowing cost to 5.1% from 5.4% in 2002, resulting in reduction of gross interest expense by HK$102 million.

Risk management

The Company has long adopted a Preferred Financing Model to provide guidance and a disciplined approach to its fund raising activities. Established in the 1980's, the Model aims to achieve risk diversification of our debt portfolio by specifying the preferred mix of fixed and floating rate debts, the permitted level of currency exposure, a well-balanced spread of maturities, the use of different types of financing instruments and an adequate length of financing horizon. During the year, the Company continued to manage its financing activities in accordance with the Model with the result that its debt portfolio remained well balanced with good coverage of anticipated future funding needs.

We also remained one of the most active corporate users of off-balance sheet financial derivative instruments for hedging the borrowing related interest rate and currency risks. Based on Company policies, derivatives are used solely for hedging purposes and not for speculation. To better monitor and control counterparty risk exposure, we have also adopted the policy of dealing only with counterparties with credit rating of A-/A3 or above, and have developed and adopted a risk monitoring framework based on the widely accepted "value-at-risk" methodology and "expected loss" concept.

Turnover

A small decline in fare revenues was offset by overall gains at MTR's other businesses.

Percentage


12.9
13.0
12.7
14.7
72.3
74.4
2003
2002
Fare revenue
Station commercial and other revenue
Rental and management income

Credit ratings

The Company was the first Hong Kong corporate borrower to obtain, in 1987, internationally recognised credit ratings and has since maintained ratings on par with the Hong Kong SAR Government based on its strong credit fundamentals, prudent financial management and continued Government support.

During 2003, Moody's affirmed the Company's short-term foreign currency and long-term domestic/foreign currency ratings at respectively P-1 and Aa3/A3 in April, and subsequently in August upgraded the long-term foreign currency rating by two notches to A1 with a stable outlook after a similar change to Hong Kong's sovereign rating.

S&P's also confirmed that our ratings remained unchanged at A-1+/A-1 and AA-/A+ for short-term domestic/foreign currency and long-term domestic/foreign currency borrowings respectively in April with a stable/negative outlook respectively on the foreign and domestic currency rating in line with the Hong Kong SAR Government. R&I re-affirmed our short-term local currency and long-term domestic/foreign currency ratings at respectively a-1+ and AA/AA- in September.

Financial planning

Railways are capital intensive projects with a long return period. Prudent financial planning is therefore critical to the success of a railway company such as MTR, particularly given the current challenging economic and operating environments. Over the years, we have developed and adopted a comprehensive long-term financial planning model using well-established methodologies for evaluating new projects and investments. The model subjects all investment proposals to a rigorous evaluation process that takes into account weighted average cost of capital and a required rate of return. In reviewing overseas investments we seek returns which will compensate the Company for the geographic, project and other risks taken. Each year, we carefully review the key assumptions going into this model as part of our budgeting exercise and conduct the necessary sensitivity analyses on key variables. To manage our cost of capital effectively, we also undertake regular detailed assessment of our funding requirement and capital structure.

Financing capacity

The Company's current committed capital expenditure programme comprises mainly the maintenance and upgrade of the existing lines, and construction of the Penny's Bay Rail Link and the Tung Chung Cable Car, with the latter two projects having an estimated completion cost of respectively HK$2 billion and HK$0.95 billion. Taking into account the relatively small scale of these projects and our ongoing efforts in streamlining capital works, capital expenditures for the next three years between 2004 and 2006 are expected to be modest with an estimated programme of around HK$7.4 billion. In the light of this, MTR will have strong financing capacity to capture and fund new projects and investment opportunities, such as Shenzhen Line 4 and the South Island Line extension in the next few years.

For Shenzhen Line 4, subject to finalisation of the relevant agreements and approvals by the various authorities, the bulk of the expenditure will likely be incurred after 2005. It is planned that the 40% equity investment in this project will be financed by a combination of internally generated funds and external borrowing by the Company whilst the balance of 60% of the project cost will be funded by non-recourse project financing in RMB. As to the South Island Line, we will examine the capital structure and funding alternatives at the appropriate time if and when Government approval is obtained.

Operating expenses

Operating expenses were contained well, rising a modest 4.8% despite the full year operation of the Tseung Kwan O Line.

Percentage


2003
2002
43.0
14.3
15.7
9.6
5.9
1.3
12.7
15.1
13.7
Staff costs
Energy and utilities
Repairs, maintenance and consumables
Station commercial and property related expenses
Project study and deferred expenditure written off
Other railway expenses

Debt/equity profile

Total loans outstanding decreased during 2003, which together with an increase in shareholders' funds helped improve the gross debt/equity ratio to 55.9% at year end.

In HK$ billion


60
50
40
30
20
10
57.3
32.0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Shareholders' funds
Loans outstanding

Fixed assets growth

The retained investment space at Two IFC boosted fixed assets.

In HK$ billion


77.1
8.9
68.2
78.5
10.2
68.3
79.2
10.4
68.8
94.3
15.7
10.3
68.3
96.9
15.4
14.2
67.3
1999
2000
2001
2002
2003
Tseung Kwan O Line
Investment properties
MTR System (excl. Tseung Kwan O Line) and Airport Railway

Ten-year statistics

	2003*	2002*	2001*	2000*	1999	1998	1997	1996	1995	1994
Financial										
Profit and loss account *in HK$ million*										
Turnover	**7,594**	7,686	7,592	7,577	7,252	6,981	6,574	6,253	5,737	5,188
Operating profit before depreciation	**9,116**	7,769	7,301	7,290	5,523	4,720	3,805	3,342	3,143	2,901
Depreciation	**2,402**	2,470	2,178	2,091	2,039	1,426	927	850	658	594
Interest and finance charges	**1,539**	1,125	874	1,143	1,104	475	95	957	1,289	1,269
Profit	**4,450**	3,579	4,278	4,069	2,116	2,819	2,783	1,535	1,196	1,038
Dividend proposed and declared	**2,215**	2,161	2,118	500	–	–	1,252	647	–	–
Earnings per share *in HK$*	**0.85**	0.70	0.85	0.81	0.42	–	–	–	–	–
Balance sheet *in HK$ million*										
Total assets	**102,366**	101,119	98,126	92,565	87,250	82,104	75,428	64,644	45,356	35,487
Loans, obligations under finance leases and bank overdrafts	**32,025**	33,508	31,385	27,203	23,177	16,897	10,875	12,696	14,736	18,121
Deferred income	**5,061**	6,226	8,411	10,403	13,776	15,970	16,705	9,094	1,056	–
Shareholders' funds	**57,292**	53,574	53,893	50,355	45,115	42,601	41,815	35,473	25,261	12,363
Financial ratios *in percentage*										
Operating margin	**49.3**	52.2	53.4	51.7	48.2	47.3	53.7	53.4	54.8	55.8
Non-fare revenue as a percentage of turnover	**27.7**	25.6	24.6	24.6	22.2	22.1	21.0	18.8	17.8	16.8
Gross debt-to-equity ratio	**55.9**	62.5	58.2	54.0	51.4	39.7	26.0	35.8	58.3	146.6
Gross debt-to-equity ratio (excluding revaluation reserves)	**63.3**	71.1	66.4	62.2	58.5	45.0	31.3	43.8	73.4	251.9
Interest cover *in times*	**5.6**	4.5	3.8	3.8	3.7	5.1	15.7	4.0	2.9	2.1
Employees										
Corporate management and service departments	**855**	886	930	966	1,031	1,317	1,104	1,069	1,075	1,042
Operations	**4,730**	4,836	4,756	4,943	5,132	5,890	4,575	4,499	4,490	4,345
Engineering and project	**402**	551	978	904	918	1,111	2,380	1,871	1,444	729
Property development and management	**642**	618	567	519	456	468	427	405	388	366
Total	**6,629**	6,891	7,231	7,332	7,537	8,786	8,486	7,844	7,397	6,482

	2003*	2002*	2001*	2000*	1999	1998	1997	1996	1995	1994
Railway operations										
Revenue car km operated *in thousands*										
MTR Lines	**112,823**	103,318	96,751	92,199	94,704	94,260	84,258	83,769	82,472	80,012
Airport Express Line	**15,227**	19,467	19,458	19,557	19,394	9,011	–	–	–	–
Total number of passengers *in thousands*										
MTR Lines	**770,419**	777,210	758,421	767,416	779,309	793,602	811,897	816,572	812,519	804,062
Airport Express Line	**6,849**	8,457	9,022	10,349	10,396	3,928	–	–	–	–
Average number of passengers *in thousands*										
MTR Lines – weekday average	**2,240**	2,261	2,231	2,240	2,284	2,326	2,382	2,379	2,377	2,335
Airport Express Line – daily average	**19**	23	25	28	29	22	–	–	–	–
Average passenger km travelled										
MTR Lines	**7.7**	7.6	7.4	7.3	7.4	7.4	7.4	7.5	7.5	7.5
Airport Express Line	**29.7**	29.9	29.8	29.7	29.9	31.2	–	–	–	–
Average car occupancy										
MTR Lines	**53**	57	58	61	61	62	71	73	74	76
Airport Express Line	**13**	13	14	16	16	14	–	–	–	–
Proportion of franchised public transport boardings *in percentage*										
All movements	**24.3**	23.5	23.5	24.1	25.2	25.7	25.9	26.7	27.4	27.8
Cross-harbour movements	**58.7**	58.2	57.4	57.9	60.3	61.9	64.2	66.5	67.6	67.1
Proportion of transport boardings *in percentage*										
To/from the airport	**23**	25	27	28	32	25	–	–	–	–
HK$ per car km operated (all services)										
Fare revenue	**42.9**	46.6	49.3	51.1	49.4	52.7	61.6	60.6	57.2	53.9
Railway operating costs	**22.5**	22.8	24.6	26.8	27.3	29.2	29.5	29.1	26.0	23.9
Railway operating profit	**20.4**	23.8	24.7	24.3	22.1	23.5	32.1	31.5	31.2	30.0
HK$ per passenger carried (all services)										
Fare revenue	**7.06**	7.28	7.46	7.35	7.14	6.82	6.39	6.22	5.80	5.37
Railway operating costs	**3.70**	3.57	3.72	3.85	3.94	3.78	3.06	2.99	2.64	2.38
Railway operating profit	**3.36**	3.71	3.74	3.50	3.20	3.04	3.33	3.23	3.16	2.99
Safety performance										
Number of incidents	**641**	690	686	748	859	842	814	869	716	794
Incidents per million passengers carried	**0.82**	0.88	0.89	0.96	1.09	1.05	1.00	1.06	0.88	0.99
Number of staff and contractors' staff accidents	**33**	24	39	36	49	65	54	40	42	61

* Consolidated results

Board and Executive Directorate

Members of the Board



Dr. Raymond Ch'ien Kuo-fung

52, was appointed Non-Executive Chairman in July 2003. He has been a Board Member since 1998. Dr. Ch'ien is Executive Chairman of chinadotcom corporation and Chairman of the Hong Kong/Japan Business Cooperation Committee. He is also a non-executive Director of a number of major international companies including HSBC Holdings plc.



Chow Chung-kong

53, was appointed Chief Executive Officer on 1 December 2003. He was formerly Chief Executive Officer of Brambles Industries PLC. From 1997 to 2001, Mr. Chow was Chief Executive of GKN PLC and before that, he spent 20 years with the BOC Group PLC and was appointed Chief Executive of its Gases Division in 1993. Mr. Chow was knighted in the United Kingdom in 2000 for his contribution to industry. He is a non-executive Director of Standard Chartered PLC.



Professor Cheung Yau-kai

69, was appointed to the Board on 1 March 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to the Vice-Chancellor of The University of Hong Kong.



David Gordon Eldon

58, joined the Board on 1 May 1999. He is the Chairman of The Hongkong and Shanghai Banking Corporation Limited and a Director of HSBC Holdings plc.



Edward Ho Sing-tin

65, has been a Board Member since 1991. He is an architect and is Deputy Chairman and Managing Director of Wong Tung & Partners Limited.



Lo Chung-hing

52, joined the Board in 1995. Mr. Lo is currently General Manager of Bank of China (Hong Kong) Ltd, after the restructuring of the Bank of China Group in October 2001.



T. Brian Stevenson

59, a Chartered Accountant was appointed to the Board on 1 October 2002. He is a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited and the Securities and Futures Commission. Mr. Stevenson is a Member of the Public Service Commission.



Commissioner for Transport

(Robert Charles Law Footman 51, joined the Board in June 2000. He is the Commissioner for Transport of the Government of the Hong Kong SAR. Mr. Footman had previously served as Postmaster General, Head of the Efficiency Unit and Deputy Director-General of Trade of the Hong Kong Government.)



Secretary for the Environment, Transport and Works

(Dr. Sarah Liao Sau-tung 52, joined the Board in August 2002 after her appointment as the Secretary for the Environment, Transport and Works of the Government of the Hong Kong SAR on 1 July 2002.)



Frederick Ma Si-hang

52, became a Board Member on 1 July 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government of the Hong Kong SAR.

地鐵公司
MTR Corporation



From left to right: Lincoln Leong Kwok-kuen, Philip Gaffney, Thomas Ho Hang-kwong, Chow Chung-kong, Russell John Black, William Chan Fu-keung, Leonard Bryan Turk.

Members of the Executive Directorate

Chow Chung-kong

Brief biographical details are set out on page 60.

Russell John Black

57, is a civil engineer. He initially worked for the Company from 1976 to 1984 and, prior to rejoining the Company in 1992 as Project Director, he was Project Director on the London Underground Jubilee Line Extension.

William Chan Fu-keung

55, joined the Company as Human Resources Manager in 1989. He joined the Executive Directorate in 1996 as Divisional Manager, Human Resources & Administration and became Human Resources Director in August 1998.

Philip Gaffney

56, was appointed Operations Director in July 1998. He joined the Company in 1977 and was previously Deputy Director, Operations Engineering. Mr. Gaffney is a railway signalling engineer.

Thomas Ho Hang-kwong

53, has served as Property Director since joining the Company in 1991. Between 1971 and 1990, he worked for the Hong Kong Government specialising in land administration. Mr. Ho is a Chartered Surveyor.

Lincoln Leong Kwok-kuen

43, is a Chartered Accountant and graduated from Cambridge University. Prior to joining the Company as Finance Director in February 2002, he worked in both the accountancy and investment banking industries.

Leonard Bryan Turk

54, is a solicitor admitted to practice both in England and Wales and in Hong Kong. He joined the Company in 1981 and has been Legal Director and Secretary to the Board since 1988.

Key corporate management

Chow Chung-kong
Chief Executive Officer

Operations

Philip Gaffney
Operations Director

Eric Hui Yip-hung
General Manager – Special Duties

Andrew McCusker
General Manager – Operations

Wilfred Lau Cheuk-man
Head of Operations (w.e.f. 9 February 2004)

Jacob Kam Chak-pui
Infrastructure Manager

George Lee Kai-wing
Traffic Operations Manager

Tony Yeung Sau-on
Operations Manager – KTL / TKL

Adi Lau Tin-shing
Operations Manager – LAR

Franco Fabbian
Operations Engineering Services Manager

Morris Cheung Siu-wa
Rolling Stock Manager

Leung Kwok-yiu
Safety & Quality Manager

Jonathan Dring
General Manager – International Business

Ho Chun-wing
Planning & Development Manager

Eddie So Chung-tat
Transport Planning Manager

Richard Wong Shiu-ki
General Manager – China Business

Project

Russell Black
Project Director

Henry Lam Hing-cheung
General Manager – Project

Paul Lo Po-hing
Chief Project Manager – Shanghai

Malcolm Gibson
Chief Design Manager

Roger Bayliss
Project Manager

David Sorton
Project Manager – Civil

Roderic Hockin
Project Manager – LAR

Ringo Lo Tze-shut
Corporate Efficiency Manager

Glenn Frommer
Sustainability Development Manager

Ian J Browning
Contracts Manager – Europe

Property

Thomas Ho Hang-kwong
Property Director

Victor Chan Hin-fu
General Manager – Property Development

Terence Chan Pak-hang
General Manager – Property Project

Gary Lau Wai-keung
Chief Estate Manager

Stella Kwan Mun-yee
Chief Estate Manager

Steve Yiu Chin
Chief Manager – Town Planning

Finance

Lincoln Leong Kwok-kuen
Finance Director

Jimmy Lau Chiu-chung
General Manager – Financial Control & Treasury

Daniel Lai Sik-cheung
Head of Information Technology

Sunny Lui Siu-sun
Assistant Financial Controller

Edwin Kwan Pit-ming
Assistant Financial Controller

Jeff Kwan Wai-hung
Deputy Treasurer

Denise Ng Kee Wing-man
Corporate Finance Manager

Leung Chi-choi
Stores Manager

Legal & Procurement

Leonard Turk
Legal Director & Secretary

David Avery
General Manager – Procurement & Contracts

Teresa Cheung Chi-ying
Legal Manager General

Lila Fong Man-lee
Legal Manager – Secretarial

Martin Dunn
Procurement & Contracts Manager – Operations

Paul Thomson
Senior Legal Advisor

Frank Wong Wai-kwong
Business Manager – Logistics

Human Resources & Administration

William Chan Fu-keung
Human Resources Director

Vincent Luk Kin-ping
Human Resources Manager

Francis Mok Gar-lon
Management Training & Development Manager

Steven Cho Yan-ming
Training Manager – Operations

Lok Ka-sui
Administration & Security Manager

Marketing

Jeny Yeung Mei-chun
General Manager
– Marketing and Business Development

Corporate Relations

Miranda Leung Chan Che-ming
General Manager – Corporate Relations

Internal Audit

Eric Tang Koon-hung
Head of Internal Audit & Business Processes

Octopus Cards Limited

Eric Tai Yung-muk
Chief Executive Officer

TraxComm Limited

Paul Ho Nai-man
Chief Executive Officer

(as at 31 December 2003)

Report of the Members of the Board

The members of the Board have pleasure in submitting their Report and the audited statement of Accounts for the financial year ended 31 December 2003.

Principal Activities of the Group

The principal activities of the Company and its subsidiaries are:

A the operation of a mass transit railway system with lines from Central to Tsuen Wan (Tsuen Wan Line), from Yau Ma Tei to Tiu Keng Leng (Kwun Tong Line), from Po Lam to North Point (Tseung Kwan O Line), from Chai Wan to Sheung Wan (Island Line), from Hong Kong to Tung Chung (Tung Chung Line) and from Hong Kong to the Hong Kong International Airport at Chek Lap Kok (Airport Express Line);

B property development at locations relating to the railway system including the Tseung Kwan O Extension;

C related commercial activities, including the letting of advertising and retail space, bandwidth services on the railway system, property management and leasing management of investment properties (including shopping centres and offices), property agency and Octopus Card Building Access System services;

D the construction of the Penny's Bay Rail Link;

E the design, construction and operation of the Tung Chung Cable Car Project and related tourist development;

F the planning and construction of future extensions to the railway system and other related infrastructure projects;

G consultancy services covering all areas of expertise required in the project management, planning, construction, operation, maintenance and up-grading of railways plus fare collection, property integration/development advice including other property related services and advice on generation of non-fare revenues;

H the operation of a smart card system by Octopus Cards Limited, a subsidiary of the Company, for the collection of payments for both transport and non-transport applications; and

I equity investments and long term operation and maintenance contracts outside of Hong Kong.

Dividend

The Directors have recommended a final dividend of HK$0.28 per Ordinary Share to be payable to shareholders whose names appear on the Register of Members of the Company on 2 April 2004. Subject to the passing of the necessary resolution at the forthcoming Annual General Meeting, such dividend will be payable on or about 30 June 2004, in cash in Hong Kong dollars, with a scrip dividend alternative.

Members of the Board

Members of the Board who served during the year were Raymond Ch'ien Kuo-fung (appointed non-executive Chairman with effect from 21 July 2003), Jack So Chak-kwong (whose term of office as Chairman and Chief Executive expired on 20 July 2003 and who ceased to be a member of the Board with effect from the same date), Chow Chung-kong (appointed Chief Executive Officer and a member of the Board with effect from 1 December 2003), Cheung Yau-kai, David Gordon Eldon, T. Brian Stevenson, Edward Ho Sing-tin, Lo Chung-hing, Frederick Ma Si-hang, the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) and the Commissioner for Transport (Robert Charles Law Footman).

Christine Fang Meng-sang was appointed a Member of the Board with effect from 1 January 2004.

At the Annual General Meeting on 15 May 2003 and pursuant to the Company's Articles of Association ("Articles"), Cheung Yau-kai, Edward Ho Sing-tin, T. Brian Stevenson and Frederick Ma Si-hang retired under the Company's Articles of Association and were re-elected as members of the Board.

At the forthcoming Annual General Meeting and in accordance with the Articles, Raymond Ch'ien Kuo-fung and David Gordon Eldon will retire by rotation. Chow Chung-kong and Christine Fang Meng-sang, who were appointed by the Board after the 2003 Annual General Meeting, will retire under Article 85 of the Articles. All these four Board members will offer themselves for re-election at the forthcoming Annual General Meeting.

Brief biographical details for Board members are set out on page 60.

Following the departure of Jack So Chak-kwong mentioned above, Philip Gaffney, Operations Director was appointed Acting Chief Executive Officer with effect from 21 July 2003. He ceased to be Acting Chief Executive Officer upon the appointment of Chow Chung-kong as Chief Executive Officer with effect from 1 December 2003.

Alternate Directors

The Alternate Directors in office during the year were (i) Martin Mckenzie Glass and Alan Lai-nin (both for Frederick Ma Si-hang), (ii) both the Permanent Secretary for the Environment, Transport & Works (Rita Lau Ng Wai-lan) and the Deputy Secretary for the Environment, Transport & Works (Paul Tang Kwok-wai [who ceased to be a Deputy Secretary for the Environment, Transport & Works after 31 October 2003], Arthur Ho Kin-wah, Margaret Fong Shun-man and Annie Choi Suk-han [who was appointed as a Deputy Secretary for the Environment, Transport & Works with effect from 24 November 2003]) (for the Secretary for the Environment, Transport & Works), and (iii) the Deputy Commissioner for Transport/Transport Services and Management (Judy Li Wu Wai-lok) (for the Commissioner for Transport).

Executive Directorate
The members of the Executive Directorate who served during the year were Jack So Chak-kwong (whose term of office as Chairman and Chief Executive expired on 20 July 2003 and who also ceased to be a member of the Executive Directorate with effect from the same date), Chow Chung-kong (appointed Chief Executive Officer and a member of the Board with effect from 1 December 2003), Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk.

Brief biographical details for members of the Executive Directorate during the year are set out on page 61.

Corporate Governance
The Company has complied throughout the year ended 31 December 2003 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the MTR Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung has been a non-executive Director since 1998. He was also appointed non-executive Chairman in July 2003 for a term of three years. Details for corporate governance are set out on pages 45 to 47.

Internal Audit
The Company's Internal Audit Department provides independent, objective assurance and consulting services designed to add value and improve the Company's operations. Key responsibilities of the Department include:

- Assessments on the adequacy and effectiveness of the Company's system of internal control for controlling its activities and managing its risks.
- Identification of opportunities for improving management control, resources utilisation and profitability.
- Special reviews and/or investigations as commissioned by Company management.

The Company's Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee.

Business Ethics
Please refer to page 47.

Policies
The Board has adopted risk strategies on the following matters:

A Construction and insurance;
B Finance;
C Treasury risk management;
D Safety risk management;
E Security management.

No changes to such policies may be made without the approval of the Board of Directors.

Bank Overdrafts, Bank Loans and Other Borrowings
The total borrowing of the Group as at 31 December 2003 amounted to HK$32,025 million *(2002: HK$33,508 million)*. Particulars of borrowings including bank overdrafts and bank loans are set out in Note 26 to the Accounts.

Accounts
The state of affairs of the Company and the Group as at 31 December 2003 and of the Group's results, changes in equity and cash flows for the year are set out in the Accounts on pages 75 to 131.

Ten-Year Statistics
A summary of the results and of the assets and liabilities of the Group together with some major operational statistics for the last ten years are set out on pages 58 to 59.

Fixed Assets and Railway Construction in Progress
Movements in fixed assets and railway construction in progress during the year are set out in Notes 14 and 15 to the accounts respectively.

Movements in Reserves
Movements in reserves during the year are set out in Notes 34 and 35 to the accounts.

Share Capital
As at 31 December 2002, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,158,748,655 of which were issued and credited as fully paid. During the year, the Company issued a total of 129,946,738 Ordinary Shares. Of this number:

A 10,489,500 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's Pre-Global Offering Share Option Scheme (as referred in note 42A to the Accounts). In respect of each Ordinary Share issued, the relevant exercising share option holder paid HK$8.44 to the Company;

B 82,018,666 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the final dividend of the Company for the year ended 31 December 2002 (for which the cash dividend was HK$0.28 per Ordinary Share); and

C 37,438,572 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the interim dividend of the Company for the six months ended 30 June 2003 (for which the cash dividend was HK$0.14 per Ordinary Share).

As at 31 December 2003, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,288,695,393 of which were issued and credited as fully paid.

Redemption of Listed Securities
Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the financial year 2003.

Properties
Particulars of the principal investment properties and properties held for sale of the Company are shown on page 37.

Donations

During the year, a total of HK$579,912 was donated, of which HK$429,912 went to the Community Chest Green Day of Hong Kong.

Internal Control

The Board of Directors is responsible for ensuring that there is in place a satisfactory system of internal control. The main objectives are to ensure adherence to management policies, the safeguarding of assets, the efficiency and effectiveness of operation, the prevention and detection of fraud and error, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information.

A function of the Audit Committee is to review the effectiveness of the system of internal control from information provided by the Executive Directorate and management of the Company and by the auditors.

Reporting and Monitoring

There is a comprehensive budgeting system for all operational and business activities, with an annual budget approved by the Board of Directors. Monthly results of the Company's operations, businesses and projects are reported against the budget to the Board of Directors and updated forecasts for the year are prepared regularly.

Treasury Management

The Company's Treasury Department operates within approved guidelines from the Board. It manages the Company's debt profile according to the Preferred Financing Model which defines the preferred mix of financing instruments, fixed and floating rate debts, maturities, interest rate risks, currency exposure and financing horizon. The model is reviewed and refined periodically to reflect changes in the Company's financing requirements and market environment. Derivative financial instruments such as interest rate swaps and cross currency swaps are used only as hedging tools to manage the Group's interest rate and currency risks. Prudent guidelines and procedures are in place to control the Company's derivatives activities, including a comprehensive credit risk management system for monitoring counterparty credit exposure using the Value-at-Risk approach. There is also appropriate segregation of duties within the Company's Treasury Department.

Major financing transactions and guidelines for derivatives transactions including credit risk management framework are approved at the Board level.

Capital and Revenue Expenditure

There are defined procedures for the appraisal, review and approval of major capital and revenue expenditures. All project expenditure over 0.2% of the net assets of the Company and the employment of consultancy services over 0.1% of the net assets of the Company require the approval of the Board.

Bonds and Notes Issued

The Group issued bonds and notes during the year ended 31 December 2003, details of which are set out in Note 26D to the accounts. Such bonds and notes were issued in order to meet the Group's general corporate funding requirements, including the financing of new capital expenditure and the refinancing of maturing debts.

Computer Processing

There are defined procedures and regular quality reviews on the operation of computer systems to ensure the accuracy and completeness of financial records and efficiency of data processing. The Company's computer centre operation and support has been certified under ISO 9001:2000.

Interests in Contracts of Members of the Board and the Executive Directorate

There was no contract of significance, to which the Company or any of its subsidiaries was a party and in which a member of the Board or a member of the Executive Directorate had a material interest (whether direct or indirect), which subsisted at the end of the year or at any time during the year.

Board Members' and Executive Directorate's Interests in Shares

As at 31 December 2003, the interests or short positions of the members of the Board of Directors and the Executive Directorate in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies were as follows:

Ordinary Shares

	Number of Ordinary Shares		Number of Share Options		
Member of the Board of Directors or Executive Directorate	Personal* interests	Family† interests	Personal* interests	Total interests	Percentage of aggregate interests to total issued share capital
T. Brian Stevenson	4,292	–	–	4,292	0.0001
Philip Gaffney	46,467	614	1,022,000 (Note 1)	1,069,081	0.0202
Russell John Black	49,384	–	–	49,384	0.0009
William Chan Fu-keung	46,233	–	822,000 (Note 1)	868,233	0.0164
Thomas Ho Hang-kwong	50,471	2,467	621,000 (Note 1)	673,938	0.0127
Lincoln Leong Kwok-kuen	–	–	1,066,000 (Note 2)	1,066,000	0.0202

Bonds

Member of the Executive Directorate	Personal interests*
William Chan Fu-keung	HK$101,010 MTR 201 3.75 per cent. Notes due 2004 HK$50,740 MTR 301 4.50 per cent. Notes due 2005

* Interests as beneficial owner
† Interests of spouse or child under 18 as beneficial owner

Notes
1. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the Pre-Global Offering Share Option Scheme.

2. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the New Joiners Share Option Scheme.

Options to subscribe for Ordinary Shares granted under the Pre-Global Offering Share Option Scheme, as referred to in Notes 5B (i) and 42A to the Accounts

Executive Directorate	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2003	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options (HK$)	Options outstanding as at 31 December 2003	Weighted average closing price of shares immediately before the date(s) on which options were exercised
Philip Gaffney	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	1,022,000	355,000	–	–	–	1,022,000	–
Russell John Black	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	1,022,000	355,000	–	1,022,000	8.44	–	10.48
William Chan Fu-keung	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	1,022,000	355,000	–	200,000	8.44	822,000	10.38
Thomas Ho Hang-kwong	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	1,021,000	355,000	–	400,000	8.44	621,000	10.43
Leonard Bryan Turk	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	1,022,500	355,000	–	1,022,500	8.44	–	10.61
Other eligible employees	20/9/2000	40,343,000	5/4/2001 – 11/9/2010	30,055,000	10,087,500	1,044,500	6,246,000	8.44	22,764,500	10.03

Notes
1. The Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") shall be valid and effective for a period of ten years after the adoption of the Pre-IPO Option Scheme on 12 September 2000. No option may be offered to be granted on or after the commencement of dealings in shares of the Company on HKSE on 5 October 2000.

2. The number of shares to which the option granted to each participant under the Pre-IPO Option Scheme does not exceed 25% of the number of the shares issued and issuable under the Pre-IPO Option Scheme.

Options to subscribe for Ordinary Shares granted under the New Joiners Share Option Scheme, as referred to in Notes 5B (ii) and 42B to the Accounts

Executive Directorate	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2003	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options (HK$)	Options outstanding as at 31 December 2003	Weighted average closing price of shares immediately before the date(s) on which options were exercised
Lincoln Leong Kwok-kuen	1/8/2003	1,066,000	14/7/2004 – 14/7/2013	–	–	–	–	–	1,066,000	–
Other eligible employees	1/8/2003	495,200	14/7/2004 – 14/7/2013	–	–	–	–	–	495,200	–

Notes
1. No option may be exercised later than ten years after its date of offer and no option may be offered to be granted more than five years after the adoption of the New Joiners Share Option Scheme ("New Option Scheme") on 12 April 2002.

2. Unless approved by shareholders in the manner as required by the Listing Rules, the total number of shares issued and issuable upon exercise of the options granted to any eligible employee under the New Option Scheme together with the total number of shares issued and issuable upon the exercise of any option granted to such eligible employee under any other share option scheme of the Company (including, in each case, both exercised and outstanding options) in any 12-month period must not exceed 1 per cent. of the shares of the Company in issue at the date of offer in respect of such option under the New Option Scheme.

Out of 1,599,000 options granted on 20 September 2000 under the Pre-Global Offering Share Option Scheme to Jack So Chak-kwong, former Chairman and Chief Executive, 1,066,000 vested options remained outstanding as at 1 January 2003. During the year ended 31 December 2003, the remaining 533,000 options were vested and the total 1,599,000 options were exercised and the weighted average closing price of shares immediately before the options were exercised was HK$10.56.

On 1 August 2003, 1,561,200 options to subscribe for shares of the Company were granted to Lincoln Leong Kwok-kuen, a member of the Executive Directorate, and four other employees under the New Joiners Share Option Scheme. Pursuant to the terms of this Scheme, each grantee undertakes to pay HK$1.00, on demand, to the Company, in consideration for the grant of the options (the closing market price per share immediately before the date on which the options were granted was HK$9.25). The share options granted are not recognised in the accounts until they are exercised and the weighted average value per option granted, estimated at the date of grant using the Black-Scholes pricing model, was HK$1.77 based on the following weighted average assumptions:

Risk-free interest rate	*4.82%*
Expected life (in years)	*5*
Volatility	*0.24*
Expected dividend per share	*HK$0.42*

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options and requires input of highly subjective assumptions, including the expected life and stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Save as disclosed above:

A none of the members of the Board of Directors or Executive Directorate of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); and

B during the year ended 31 December 2003, no member of the Board of Directors or Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors' Service Contracts

No director proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 5 per cent. or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which it was interested as at 31 December 2003 as recorded in the register kept by the Company under section 336 of the SFO:

Name	No. of Ordinary Shares	Percentage of Ordinary Shares to total issued share capital
Financial Secretary Incorporated (in trust on behalf of the Government)	4,036,430,908	76.32

Loan Agreements with Covenant Relating to Specific Performance of the Controlling Shareholder

As at 31 December 2003, the Group had borrowings of HK$31,155 million with maturities ranging 2004 to 2018 and undrawn committed and uncommitted banking and other facilities of HK$15,307 million, which were subject to the Government, being the Company's controlling shareholder, to own more than half in nominal value of the voting share capital of the Company during the lives of the borrowings and the undrawn facilities. Otherwise, immediate repayment of borrowings may be demanded and cancellation of undrawn facilities may result.

Major Suppliers and Customers

Less than 30% in value of supplies (which were not of a capital nature) purchased during the year ended 31 December 2003 was attributable to the Company's five largest suppliers. Less than 30% in value of the Company's turnover during the year ended 31 December 2003 was attributable to the Company's five largest customers combined by value.

Going Concern

The accounts on pages 75 to 131 have been prepared on a going concern basis. The Board of Directors has reviewed the Company's budget for 2004, together with the longer-term forecast for the following five years and is satisfied that the Company has sufficient resources to continue as a going concern for the foreseeable future.

Connected Transactions

During the year under review the following transactions and arrangements described below have been entered into (or were ongoing) with persons who are "connected persons" for the purposes of the Listing Rules:

Entrustment Agreements

A The Company has entered into an entrustment agreement with Government dated 13 May 2003 in relation to the Lantau Airport Railway under which Government agreed to carry out construction work on behalf of the Company relating to an extension of the overrun tunnels at Hong Kong Station with a total value of HK$58,600,000 in return for monthly payments based on the work completed.

Government is a substantial shareholder in the Company.

B The Company has entered into the following entrustment agreements with Government in relation to the Tung Chung Cable Car Project under which the Company agreed to carry out works on behalf of Government in return for monthly payments based on the work completed:

(1) Agreement dated 10 November 2003, for the Company to carry out design and construction of a landscaped piazza and associated works at Ngong Ping, with a total value of HK$72,000,000.

(2) Agreement dated 28 November 2003, for the Company to carry out design and construction of a public transport interchange cum car and coach parks at Ngong Ping, with a total value of HK$22,400,000.

Government is a substantial shareholder in the Company.

C The Company has entered into the following entrustment agreements with Government in relation to the Lantau Airport Railway under which the Company agreed to carry out works on behalf of Government in return for monthly payments based on the work completed:

(1) Agreement dated 28 February 2001, for the Company to carry out design and construction of noise mitigation measures adjacent to Housing Sites No. 6 and 10 in the northern part of West Kowloon reclamation, with a total value of HK$210,500,000.

(2) Agreement dated 4 June 2001, for the Company to carry out substructure work relating to the Kowloon Regional Education Resource Centre cum Public Transport Interchange at Kowloon Tong, with a total value of HK$78,900,000.

(3) Agreement dated 14 May 2002, for the Company to carry out design and construction of modification and extension works to the southern concourse of Tsim Sha Tsui Station, the link to the Middle Road subway and the fitting out to the Mody Road subway, with a total value of HK$270,000,000.

Government is a substantial shareholder in the Company.

D The Company has entered into the following entrustment agreement with the Housing Authority in relation to the Tseung Kwan O Extension, under which the Company agreed to carry out works on behalf of the Housing Authority in return for monthly payments based on the work completed:

Agreement dated 10 April 1999, for the Company to carry out site formation works and part foundations of housing blocks at Eastern Harbour Crossing and shopping spine above Yau Tong Station, with a total value of HK$397,600,000.

The Housing Authority is a Governmental statutory body and Government is a substantial shareholder in the Company.

E The Company has entered into an entrustment agreement with the Airport Authority, dated 15 December 1995, for the Airport Authority to carry out construction work for the Company relating to the Airport Station at Chek Lap Kok, with a total value of HK$854,000,000.

The Company entered into an Airport Automated People Mover Maintenance Agreement with the Airport Authority on 18 March 2002, for the Company to carry out preventive and corrective maintenance of the Airport Automated People Mover, with an estimated total value of HK$48,540,000.

The Airport Authority is a Governmental statutory body and Government is a substantial shareholder in the Company.

F The Company has entered into an entrustment agreement with Kowloon-Canton Railway Corporation ("KCRC"), dated 18 January 2000, for KCRC to carry out design and construction work for the Company, at the cost of KCRC, relating to the Airport Railway element of Nam Cheong Station.

KCRC is wholly-owned by Government, which is a substantial shareholder in the Company.

G The Company has entered into an agreement with Territory Development Department dated 1 February 2002, under which the Company was entrusted to do certain works in relation to or adjacent to the Hong Kong Station Development at a total consideration of HK$30,417,764. The scope of works include Footbridge FB4 including removal of Footbridge FB4A, the promenade works in between Pier 1 & Pier 3 including removal of existing barge loading facility and Road D1. The actual works are carried out by the Hong Kong Station Developer.

Territory Development Department is a department of Government. Government is a substantial shareholder in the Company.

Land Agreements

A The Company has entered into the following land grants with Government in relation to the Airport Railway, which provides for the Company to develop certain sites adjacent to the Airport Express and Tung Chung Lines. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. All agreements except in respect of item (9) specified below, provide for the sites (once developed) to have a lease term up to 30 June 2047.

(1) Grant No. 12459, dated 21 May 1997, for Private Treaty Grant of IL No. 8898 for development at Hong Kong Station (building covenant period expiry date 30 September 2005) with a total consideration or value of HK$5,834,000,000.

(2) Modification of Grant No. 12459, dated 1 February 2000, for development at Hong Kong Station (building covenant period expiry date 1 February 2006) with a total consideration or value of HK$5,500,000,000.

(3) Grant of KIL No. 11080 to the Company, dated 8 July 1996, for development at Kowloon Station (building covenant period expiry date 30 March 2009) with a total consideration or value of: Site A – HK$3,377,230,000; Sites B, C, D, E, F and G – to be assessed.

The total consideration or value for Sites B and D was subsequently assessed on 31 March 1999 and 24 March 1999 at HK$4,725,500,000. The total consideration or value for Sites C, E, F and G are set out in the Modification Letters in paragraphs (4) and (5) immediately below.

(4) Modification, dated 15 May 2000, to amend and allow the Company to develop Site C at Kowloon Station under new user and gross floor area restrictions (building covenant period expiry date 14 June 2006) with a total consideration or value of HK$2,400,000,000.

(5) Modification, dated 12 December 2000, to amend and allow the Company to develop Sites E, F and G at Kowloon Station under new user and gross floor area restrictions (building covenant period expiry dates 31 March 2007 for Sites E and F and 31 March 2009 for Site G) with a total consideration or value of HK$5,562,710,000.

(6) Grant No. 12349 for Private Treaty Grant of KIL No. 11068, dated 8 May 1995, for development at Olympic Station (building covenant period expiry dated 7 November 1999) with a total consideration or value of HK$1,530,000,000.

(7) Grant No. 12375 for Private Treaty Grant of KIL No. 11074, dated 31 January 1996, for development at Olympic Station (building covenant period expiry date 30 January 2002) with a total consideration or value of HK$3,777,860,000.

(8) Grant No. 12434 for Private Treaty Grant of KIL No. 11090, dated 10 January 1997, for development at Olympic Station (building covenant period expiry date 9 January 2003) with a total consideration or value of HK$6,118,000,000.

(9) Conditions of Exchange No. 12620 dated 4 March 2002 in respect of Kowloon Inland Lot No. 11151 for development at Olympic Station (building covenant period expiry date 31 March 2007) with a total consideration or value of HK$815,050,000 and a lease term of 50 years from date of grant.

(10) New Grant No. 6993 for Private Treaty Grant of TYTL No. 132, dated 7 March 1996, for development at Tsing Yi Station (building covenant period expiry date 30 September 2001) with a total consideration or value of HK$4,343,500,000.

(11) New Grant No. 7973 for Private Treaty Grant of Tung Chung Town Lot No. 1, dated 16 August 1995, for development at Tung Chung Station (building covenant period expiry date 30 September 2000) with a total consideration or value of HK$1,730,550,000.

(12) New Grant No. 7984 for Private Treaty Grant of Tung Chung Town Lot No. 2, dated 27 September 1995, for development at Tung Chung Station (building covenant period expiry date 30 September 2003) with a total consideration or value of HK$724,010,000.

(13) New Grant No. 8015 for Private Treaty Grant of Tung Chung Town Lot No. 3, dated 1 May 1996, for development at Tung Chung Station (building covenant period expiry date 31 March 2001) with a total consideration or value of HK$873,030,000.

(14) Modification of New Grant No. 8015, dated 29 August 2001, for additional gross floor area at Tung Chung Station (building covenant expiry date 31 March 2003) with a total consideration or value of HK$116,000,000.

(15) Modification for New Grant No. 8082, dated 3 May 2000, for additional gross floor area and some other amendments at Tung Chung Station (building covenant period expiry date 31 March 2005) with a total consideration or value of HK$493,570,000.

(16) New Grant No. 8102 for Private Treaty Grant, dated 26 June 1997, of Tung Chung Town Lot No. 5 for development at Tung Chung Station (building covenant period expiry date 30 June 2003) with a total consideration or value of HK$4,150,000,000. The building covenant period was extended to 30 June 2004 by a letter from Lands Department dated 5 February 2003 for a consideration or value of HK$22,258,000.

(17) Modification for New Grant No. 8102, dated 16 August 1999, for additional gross floor area and some other amendments for development at Tung Chung Station (building covenant period expiry date 30 June 2005) with a total consideration or value of HK$660,000,000.

(18) New Grant No. 8082, dated 26 March 1997, of Tung Chung Town Lot No. 4 for development at Tung Chung Station (building covenant period expiry date 31 March 2002) with a total consideration or value of HK$2,510,000,000. The building covenant period was extended to 31 December 2002 by a letter from Lands Department dated 30 November 2001.

B The Company has entered into a land grant relating to NKIL No. 6179 for development rights near Choi Hung Station in order for the Company to develop the lot in accordance with the terms and conditions stipulated in the Conditions of Grant No. 12611 dated 12 November 2001 (building covenant period expiry date 30 June 2006), with a total value of HK$207,000,000 and a lease term of 50 years from date of grant.

C The Company has entered into the following land grants with Government in relation to the Tseung Kwan O Line, which provides for the Company to develop certain sites above or adjacent to the Tseung Kwan O Line. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. All land grants provide for the sites to have a lease term of 50 years from the date of the land grant.

(1) New Grant No. 9687 for Private Treaty Grant, dated 28 March 2002, of TKOTL No. 75 for development at Area 55b Tseung Kwan O (building covenant period expiry date 31 March 2007) with a total consideration or value of HK$600,000,000 subject to a Deed of Surrender dated 28 December 2002 for surrender of a stratum of the lot.

(2) New Grant No. 9686 for Private Treaty Grant, dated 28 March 2002, of TKOTL No. 74 for development at 57a Tseung Kwan O (building covenant period expiry date 31 March 2007) with a total consideration or value of HK$202,800,000 subject to a Deed of Surrender dated 28 December 2002 for surrender of a stratum of the lot.

(3) New Grant No. 9689 for Private Treaty Grant, dated 16 May 2002, of TKOTL No. 70 for development at Area 86 Tseung Kwan O (building covenant period expiry date 31 December 2015 or 60 months from the due date for payment of land premium of Site O, whichever is the later) with a consideration or value of HK$150,000,000 for Site M1 and the consideration or value for the other sites to be assessed.

(4) New Grant No. 9694 for Private Treaty Grant, dated 22 October 2002, of TKOTL No. 24 for development at Area 38b Tseung Kwan O (building covenant period expiry date 31 December 2007) with a total consideration or value of HK$1,276,000,000.

(5) New Grant No. 9700 for Private Treaty Grant of TKOTL No. 73, dated 11 February 2003, for development at Area 73b Tseung

Kwan O (building covenant period expiry date 31 March 2008 for Site A and 31 March 2009 or 60 months from the due date for payment of the land premium, whichever is the later, for Site B) with a consideration or value of HK$1,028,000,000 for Site A. The consideration or value for Site B was not assessed as at 31 December 2003.

D The Company has entered into an agreement for sale and purchase on 5 October 2001 with The Financial Secretary Incorporated for the sale of levels 55, 56 and 77 to 88 of the office building on Site R of Hong Kong Station Development (IL No. 8898) for a total value of HK$3,699,000,000, a supplemental agreement dated 8 October 2003 with the total value adjusted to HK$3,697,358,837 and an assignment dated 8 October 2003 to the Financial Secretary Incorporated of the said levels pursuant to the said agreement for sale and purchase and supplemental agreement.

E In respect of the Remaining Portion of Mass Transit Railway Lot No. 1:

A Supplemental Lease was signed on the 11 February 2002 between Government and the Company in which the Government leased to the Company land occupied by the Quarry Bay Congestion Relief Works or the Quarry Bay Relief Works connecting Quarry Bay Station to North Point Station at an annual rent of 3% of the rateable value of the leased area for a term commencing 1 October 2001 to 29 June 2050 on terms and conditions substantially similar to the lease for the Mass Transit Railway Lot No. 1.

By a Modification Letter dated 13 May 2002 entered into between Government and the Company, the lease for the Remaining Portion of Mass Transit Railway Lot No. 1 was modified in areas indicated in the lease plans attached to the Modification Letter.

F A lease was signed on the 29 October 1993 between Government and the Company in which the Government leased to the Company Mass Transit Railway Lot No. 1 (now known as the Remaining Portion of Mass Transit Railway Lot No. 1) at HK$3,000 per annum in respect of the portion in Hong Kong and Kowloon, and in respect of the portion in New Kowloon and New Territories from 1 July 1997 at annual rent of 3% of the rateable value of the leased area for a term commencing from 29 October 1993 to 29 June 2047 as varied or modified by modification letters dated 5 May 1995, 29 June 2000, 31 July 2000 and as supplemented and modified by a supplemental agreement dated 29 October 1993 subject to and with the benefit of terms and conditions stated therein.

G A lease was executed by the Government and the Company dated 27 June 1997 in respect of Mass Transit Railway Lot No. 2 at HK$3,000 and an annual rent of 3% of the rateable value of the leased area per year from 1 July 1997 for a term commencing from 27 June 1997 to 29 June 2047 which lease was supplemented and modified by a supplemental agreement dated 27 June 1997 and a modification letter dated 29 June 2000 on terms and conditions substantially similar to the lease for the Mass Transit Railway Lot No. 1.

H A Deed of Surrender of a portion of Mass Transit Railway Lot No. 2 located inside the site of the Nam Cheong Station was executed by the Company in favour of Government dated 20 December 2003.

Consideration: The release of the Company from all obligations imposed upon it by the Lease in respect of the Premises.

I A Modification Letter was executed by the Government and the Company dated 20 December 2003 in respect of the Remaining Portion of Mass Transit Railway Lot No. 1 for the diversion of cooling water mains and cables to facilitate land grant arrangements for Nam Cheong Station.

Consideration: Payment of a premium of $1,000 and an administrative fee of $16,200.

J An Assignment dated 20 December 2003 to assign 30/100th equal undivided parts or shares of and in New Kowloon Inland Lot No. 6436 and the buildings and erections constructed and to be constructed therein known as Nam Cheong Station, was signed by Kowloon-Canton Railway Corporation as assignor and the Company as assignee.

K A Lease and Supplemental Agreement in respect of Mass Transit Railway Lot No. 3 for operation of the Tseung Kwan O Line dated 14 August 2003 was signed by the Government and the Company at an annual rent of 3% of the rateable value of the leased area for a term commencing from the respective dates of 4 August 2002, 18 August 2002 and 29 December 2002 in respect of respective portions of the said lot to 29 June 2050 in all cases on terms and conditions substantially similar to the Lease for the Mass Transit Railway Lot No. 2.

The consideration is annual rent at 3% of rateable value of leased area.

Transactions between the Company and KCRC

1 An agreement signed dated 3 June 2003 between the Company and Kowloon-Canton Railway Corporation in respect of certain operations and maintenance arrangements relating to Nam Cheong Station.

Consideration: The consideration for each party's obligations is the obligations of the other party.

2 An agreement signed dated 20 December 2003 between the Company and Kowloon-Canton Railway Corporation in respect of ownership, commercial and other aspects of Nam Cheong Station.

Consideration: The consideration for each party's obligations is the obligations of the other party.

3 A Deed of Mutual Rights and Obligations dated 20 December 2003 was executed between the Company and Kowloon-Canton Railway Corporation concerning land rights for use of Nam Cheong Station erected in New Kowloon Inland Lot No. 6436 by the 2 railway corporations.

KCRC is wholly-owned by Government which is a substantial shareholder in the Company.

Transactions between the Company and Octopus Cards

On 17 January 2001, the Company entered into an Octopus Card Services Agreement (the "MTR Octopus Services Agreement") with Octopus Cards, in order to formalise the arrangements that already existed between them with respect to services provided to each other relating to Octopus cards. Under the terms of the MTR Octopus Services Agreement, the Company will accept use of Octopus cards as payment for its fares and will provide add-value services, refund handling and other services to Octopus Cards for an indefinite period terminable on six months' notice (not to be given before 1 July 2010).

A supplemental agreement dated 9 December 2003 to amend the terms of the MTR Octopus Services Agreement was entered into between the Company and Octopus Cards pursuant to which the applicable rates of the transactions fees and the percentage fees in respect of the central clearing services provided by Octopus Cards which are payable by the Company to Octopus Cards were revised with retrospective effect from 1 July 2003.

During the year ended 31 December 2003, the Company paid Octopus Cards a total amount of HK$46.2 million in respect of central clearing services provided by Octopus Cards. During the same period, load agent fees and fees for handling Octopus card issuance and refund amounting to HK$9.9 million and HK$5 million respectively were received by the Company from Octopus Cards in respect of services and facilities provided by the Company at various MTR stations.

In connection with the listing of the Company's shares on the HKSE in October 2000, the HKSE granted the Company a waiver (the "Waiver") from strict compliance with Chapter 14 of the Listing Rules in relation to the connected transactions (as defined in the Listing Rules) to be entered into between the Company and Octopus Cards following completion of the Global Offering (as defined in the prospectus dated 25 September 2000 issued by the Company). The Company confirms that the provision of the central clearing services by Octopus Cards to the Company and the provision of the load agent services by the Company contemplated under the MTR Octopus Services Agreement (as supplemented by the supplemental agreement dated 9 December 2003) were : (i) transactions entered into by the Company in the ordinary and usual course of its business; (ii) entered into on normal commercial terms (by reference to transactions of a similar nature made by similar entities within Hong Kong); and (iii) entered into on terms no less favourable than terms available to the other shareholders of Octopus Cards.

Transactions between the Company and KCRC in relation to Octopus Cards

(1) On 17 January 2001, the then shareholders in Octopus Cards, the Company, KCRC, Kowloon Motor Bus Company (1933) Limited, Citybus Limited, New World First Bus Services Limited and New World First Ferry Services Limited, entered into a replacement shareholders' agreement (the "Shareholders' Agreement") in respect of Octopus Cards, under which, inter alia, Octopus Cards was converted to profit making status. In connection with this agreement, the Company's shareholding in Octopus Cards was reduced to 57.4% and KCRC's shareholding was reduced to 22.1%. Further details of the replacement shareholders' agreement are set out in Note 18 to the Accounts.

(2) On 17 January 2001, KCRC entered into an Octopus Card Services Agreement (the "KCRC Octopus Services Agreement") with Octopus Cards in order to formalise the arrangements that already existed between them with respect to services provided to each other relating to Octopus cards. Under the terms of the KCRC Octopus Services Agreement, KCRC will accept use of Octopus cards as payment for its fares and will provide add-value services, refund handling and other services to Octopus Cards for an indefinite period terminable on six months' notice (not to be given before 1 July 2010).

(3) A supplemental shareholders' agreement dated 16 January 2003 was entered into between the Company, KCRC, Citybus Limited, KMB Public Bus Services Holdings Limited, New World First Bus Services Limited and New World First Ferry Services Limited, the existing shareholders of Octopus Cards, to amend the Shareholders' Agreement pursuant to which the existing shareholders of Octopus Cards give a non-competition undertaking in relation to the card business carrying on by Octopus Cards.

(4) A supplemental agreement dated 9 December 2003 to amend the terms of the KCRC Octopus Services Agreement was entered into between Octopus Cards and KCRC pursuant to which the applicable rates of the transaction fees and the percentage fees in respect of the central clearing services provided by Octopus Cards which are payable by KCRC to Octopus Cards were revised with retrospective effect from 1 July 2003.

During the year ended 31 December 2003, KCRC paid Octopus Cards a total amount of HK$29.0 million in respect of the transaction fees and percentage fees for the handling of Octopus cards. During the same period, load agent fees and fees for handling Octopus card issuance and refund amounting to HK$5.2 million and HK$2.1 million respectively were received by KCRC from Octopus Cards in respect of services and facilities provided by KCRC at various KCR stations.

As at 31 December 2003, the Company held 57.4% of the issued share capital in Octopus Cards and KCRC held 22.1% of the issued share capital in Octopus Cards. Octopus Cards is a subsidiary of the Company and KCRC is a substantial shareholder of Octopus Cards. Furthermore, the Government is a substantial shareholder of the Company and KCRC is wholly owned by the Government.

Project Agreements

The Company and the Deputy Secretary for the Environment, Transport and Works, for and on behalf of Government, entered into a Project Agreement for the Penny's Bay Rail Link project on 24 July 2002. This agreement sets out the obligations of the Company in respect of design, construction and operation of the Penny's Bay Rail Link, including the need for compliance with relevant terms of the agreement between the Government and the Walt Disney Company. The Agreement also sets out the obligations of Government in respect of making land and access available. It provides remedies to the Company for delay or failure by Government in making land available or in completing the Disney Theme Park. In order to provide financial support in respect of the Penny's Bay Rail Link project, provision is made for the waiver (as against the Company) of any entitlement to dividends representing Government's beneficial entitlement to cash dividends for the financial year 2002 and (to the extent necessary) 2003 and for subsequent financial years, as it is equivalent to a net present value amount (as at the end of 2001) of HK$798 million as at the relevant date (as more particularly described in the Project Agreement).

Government is a substantial shareholder in the Company.

The Company and the Commissioner for Tourism on behalf of Government entered into a Project Agreement for the Tung

Chung to Ngong Ping Cable Car Franchise on 19 November 2003. The Agreement sets out the obligations of the Company in respect of the design, construction, operation and transfer of the System. The Franchise for the operation of the Tung Chung Cable Car was granted and regulated by the Tung Chung Cable Car Ordinance (Cap. 577). The franchise period will extend for 30 years from the date of signing the Project Agreement following which the System will be transferred to the Government. The Company has in parallel entered into an agreement with Government on the terms of a Private Treaty Grant for the land upon which the associated Ngong Ping tourism facilities will be constructed.

The Company has, in relation to the Tung Chung Cable Car Franchise, also entered into a Licence Agreement on 19 November 2003 with the Government whereby the Company is granted a licence over a parcel of land in Tung Chung for the purposes of constructing, operating, managing and maintaining a coach park.

Government is a substantial shareholder in the Company.

Land Comfort Letter

The Company has received a letter from Government, dated 14 July 2000, pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise and, for certain other interests, Government has agreed to render assistance to the Company to facilitate the smooth operation of the railway during the Company's franchise period. If the Company's initial 50-year franchise is extended, Government has agreed that, subject to certain conditions (including the prevailing land policy at the time of extension of the franchise), Government will amend certain documents, including the Running Lines Leases, to make them coterminous with the extended franchise period.

Government is a substantial shareholder in the Company.

Eastern Harbour Crossing Agreement

The Company and the Secretary for the Treasury, for and on behalf of Government, entered into an agreement on 30 June 2000 in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing by Government into the Company in 2008 for nominal consideration (the "EHC Agreement"). Under the EHC Agreement, the Company agreed to indemnify Government for certain amounts which are expected to be nominal.

Government is a substantial shareholder in the Company.

Transactions in connection with the Privatisation Share Offer of the Company

(1) The Company entered into a deed of indemnity dated 22 September 2000, with the members of the Board and members of the Executive Directorate and the FSI, under which, inter alia, the FSI agreed to indemnify the Company, the members of the Board and members of the Executive Directorate in certain circumstances and in respect of certain liabilities in respect of the global offering of the shares in the Company by the FSI. The FSI is a substantial shareholder in the Company and the members of the Board and members of the Executive Directorate are also connected persons of the Company.

(2) The Company, the FSI, Goldman Sachs (Asia) L.L.C., HSBC Investment Bank Asia Limited and UBS AG entered into the following underwriting agreements in relation to the underwriting of the Privatisation Share Offer of the Company, details of which were disclosed in the prospectus issued by the Company in connection with the Privatisation Share Offer of the Company dated 25 September 2000:

(i) the Hong Kong Underwriting Agreement, with the Hong Kong Underwriters (as defined therein), dated 22 September 2000; and

(ii) the International Underwriting Agreement, with the International Underwriters (as defined therein), dated 1 October 2000.

The FSI is a substantial shareholder in the Company.

Auditors

The retiring auditors, KPMG, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to reappoint them and to authorise the Directors to fix their remuneration.

By order of the Board

Leonard Bryan Turk
Secretary to the Board
Hong Kong, 2 March 2004

Contents of accounts and notes

074 Auditors' report

Accounts

075 • Consolidated profit and loss account
076 • Consolidated balance sheet
077 • Balance sheet
078 • Consolidated statement of changes in equity
079 • Consolidated cash flow statement

Notes to the accounts

080 1 Principal accounting policies
089 2 Fare revenue
089 3 Non-fare revenue
090 4 Operating expenses before depreciation
091 5 Remuneration of Members of the Board and the Executive Directorate
093 6 Profit on property developments
093 7 Depreciation
094 8 Interest and finance charges
094 9 Profit attributable to shareholders
094 10 Dividends
095 11 Earnings per share
095 12 Income tax
096 13 Segmental information
098 14 Fixed assets
102 15 Railway construction in progress
103 16 Property development in progress
105 17 Deferred expenditure
106 18 Interest in non-controlled subsidiary
108 19 Investments in subsidiaries
109 20 Staff housing loans
109 21 Properties held for sale
110 22 Stores and spares
110 23 Debtors, deposits and payments in advance
111 24 Amounts due from the Government and other related parties
111 25 Cash and cash equivalents
112 26 Loans and obligations under finance leases
115 27 Off-balance sheet financial instruments
116 28 Creditors, accrued charges and provisions
117 29 Contract retentions
117 30 Amounts due to the Government and other related parties
117 31 Deferred liabilities
118 32 Deferred income
118 33 Income tax in the balance sheet
119 34 Share capital, share premium and capital reserve
120 35 Other reserves
121 36 Retirement Schemes
123 37 Defined benefit retirement plan obligations
124 38 Construction projects
125 39 Interests in jointly controlled operations
126 40 Material related party transactions
127 41 Commitments
129 42 Employee Share Option Schemes
130 43 Adoption of new accounting policies
131 44 Subsequent events
131 45 Comparative figures
131 46 Approval of accounts
132 Unaudited supplementary information for US bond holders

To the shareholders of MTR Corporation Limited (the "Company")

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 75 to 131 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of the directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 2 March 2004

for the year ended 31 December *in HK$ million*	Note	2003	2002 (Note 43A)
Fare revenue	2		
– MTR Lines		**5,064**	5,167
– Airport Express Line		**425**	553
Station commercial and other revenue	3A	**1,117**	979
Rental and management income	3B	**988**	987
Turnover		**7,594**	7,686
Staff costs and related expenses	4A	**(1,643)**	(1,579)
Energy and utilities		**(546)**	(502)
Operational rent and rates		**(21)**	(87)
Stores and spares consumed		**(128)**	(121)
Repairs and maintenance	4B	**(477)**	(435)
Railway support services		**(80)**	(89)
Expenses relating to station commercial and other businesses		**(351)**	(185)
Property ownership and management expenses		**(198)**	(167)
Project study and deferred expenditures written off	4C	**(49)**	(218)
General and administration expenses	4D	**(167)**	(184)
Other expenses	4D	**(187)**	(105)
Operating expenses before depreciation		**(3,847)**	(3,672)
Operating profit from railway and related operations before depreciation		**3,747**	4,014
Profit on property developments	6	**5,369**	3,755
Operating profit before depreciation		**9,116**	7,769
Depreciation	7	**(2,402)**	(2,470)
Operating profit before interest and finance charges		**6,714**	5,299
Interest and finance charges	8	**(1,539)**	(1,125)
Share of profit of non-controlled subsidiary	18	**23**	39
Profit before taxation		**5,198**	4,213
Income tax	12A	**(748)**	(634)
Profit attributable to shareholders	9	**4,450**	3,579
Dividends	10		
Interim dividend declared and paid during the year		**734**	717
Final dividend proposed after the balance sheet date		**1,481**	1,444
		2,215	2,161
Earnings per share:	11		
– Basic		**HK$0.85**	HK$0.70
– Diluted		**HK$0.85**	HK$0.70

The notes on pages 80 to 131 form part of these accounts.

at 31 December *in HK$ million*	Note	**2003**	2002 (Note 43A)
Assets			
Fixed assets	14		
– Investment properties		**14,169**	10,267
– Other property, plant and equipment		**82,752**	84,003
		96,921	94,270
Railway construction in progress	15	**181**	109
Property development in progress	16A	**2,309**	2,870
Deferred expenditure	17	**104**	106
Interest in non-controlled subsidiary	18	**110**	87
Staff housing loans	20	**67**	84
Properties held for sale	21	**812**	794
Stores and spares	22	**249**	259
Debtors, deposits and payments in advance	23	**1,153**	727
Amounts due from the Government and other related parties	24	**84**	95
Cash and cash equivalents	25	**376**	1,718
		102,366	101,119
Liabilities			
Bank overdrafts	26B	**12**	34
Short-term loans	26B	**353**	–
Creditors, accrued charges and provisions	28	**3,420**	3,760
Taxes payable	33A	**2**	1
Contract retentions	29	**311**	496
Amounts due to the Government and other related parties	30	**161**	209
Loans and obligations under finance leases	26B	**31,660**	33,474
Deferred liabilities	31	**86**	85
Deferred income	32	**5,061**	6,226
Deferred tax liabilities	33B	**4,000**	3,252
		45,066	47,537
Minority interests		**8**	8
Net assets		**57,292**	53,574
Shareholders' funds			
Share capital, share premium and capital reserve	34	**35,086**	33,910
Other reserves	35	**22,206**	19,664
		57,292	53,574

Approved and authorised for issue by the Members of the Board on 2 March 2004

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 80 to 131 form part of these accounts.

at 31 December *in HK$ million*	Note	2003	2002 (Note 43A)
Assets			
Fixed assets	14		
– Investment properties		**14,169**	10,267
– Other property, plant and equipment		**82,553**	83,766
		96,722	94,033
Railway construction in progress	15	**181**	109
Property development in progress	16A	**2,309**	2,870
Deferred expenditure	17	**104**	106
Investments in subsidiaries	19	**178**	163
Staff housing loans	20	**67**	84
Properties held for sale	21	**812**	794
Stores and spares	22	**249**	259
Debtors, deposits and payments in advance	23	**1,160**	718
Amounts due from the Government and other related parties	24	**175**	293
Cash and cash equivalents	25	**175**	1,563
		102,132	100,992
Liabilities			
Bank overdrafts	26B	**12**	34
Short-term loans	26B	**353**	–
Creditors, accrued charges and provisions	28	**3,272**	3,682
Contract retentions	29	**311**	496
Amounts due to the Government and other related parties	30	**11,235**	8,799
Loans and obligations under finance leases	26B	**20,711**	24,974
Deferred liabilities	31	**86**	85
Deferred income	32	**5,061**	6,226
Deferred tax liabilities	33B	**4,000**	3,252
		45,041	47,548
Net assets		**57,091**	53,444
Shareholders' funds			
Share capital, share premium and capital reserve	34	**35,086**	33,910
Other reserves	35	**22,005**	19,534
		57,091	53,444

Approved and authorised for issue by the Members of the Board on 2 March 2004

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 80 to 131 form part of these accounts.

Consolidated statement of changes in equity

for the year ended 31 December *in HK$ million*	Note	**2003**	2002 (Note 43A)
Balance as at 1 January, as previously reported		**56,827**	53,848
Prior period adjustment arising from change in accounting policy with respect to deferred tax	43A	**(3,253)**	(2,620)
Balance as at 1 January, as restated		**53,574**	51,228
Surplus/(Deficit) on revaluation of investment properties	35	**276**	(112)
Deficit on revaluation of self-occupied office land and buildings, net of deferred tax	35	**(6)**	(92)
Net profits/(losses) not recognised in the consolidated profit and loss account		**270**	(204)
Net profit for the year, as previously reported			4,212
Prior period adjustment arising from change in accounting policy with respect to deferred tax			(633)
Net profit for the year (2002: as restated)		**4,450**	3,579
Dividends approved during the year	10	**(2,178)**	(2,132)
Shares issued under	34		
– Employee Share Option Scheme		**88**	37
– Scrip Dividend Scheme		**1,088**	1,066
Net increase in shareholders' funds arising from capital transactions		**1,176**	1,103
Balance as at 31 December		**57,292**	53,574

The notes on pages 80 to 131 form part of these accounts.

Consolidated cash flow statement

for the year ended 31 December *in HK$ million*	Note		2003		2002
Cash flows from operating activities					
Operating profit from railway and related operations before depreciation		**3,747**		4,014	
Adjustments for:					
Decrease in provision for staff housing loans		**-**		(1)	
Increase/(Decrease) in provision for obsolete stock		**7**		(1)	
Loss on disposal of fixed assets		**16**		17	
Deficit on revaluation of self-occupied office land and buildings		**69**		-	
Project study and deferred expenditures written off		**21**		209	
Amortisation of deferred income from lease transaction		**(4)**		-	
Exchange loss		**1**		1	
Operating profit from railway and related operations before working capital changes		**3,857**		4,239	
Increase in debtors, deposits and payments in advance		**(217)**		(80)	
Decrease in stores and spares		**4**		3	
Increase in creditors, accrued charges and provisions		**196**		66	
Cash generated from operations		**3,840**		4,228	
Overseas tax paid		**(3)**		-	
Net cash generated from operating activities			**3,837**		4,228
Cash flows from investing activities					
Capital expenditure					
– Tseung Kwan O Extension Project		**(679)**		(2,336)	
– Penny's Bay Rail Link		**(457)**		(151)	
– Property development projects		**(88)**		(377)	
– Purchase of assets and other capital projects		**(1,446)**		(2,323)	
Receipts from property developers		**675**		2,646	
Proceeds from properties sold		**180**		127	
Receipts on disposal of fixed assets		**3**		1	
Proceeds received on reduction of investment in a non-controlled subsidiary		**-**		9	
Acquisition of subsidiaries, net of cash acquired		**-**		6	
Principal repayments under Staff Housing Loan Scheme		**17**		44	
Net cash used in investing activities			**(1,795)**		(2,354)
Cash flows from financing activities					
Shares issued		**88**		37	
Drawdown of loans		**7,441**		3,731	
Repayment of loans		**(8,803)**		(1,399)	
Reduction in capital element of finance lease		**(103)**		(142)	
Receipts of deferred income from lease transaction		**141**		-	
(Release)/Collection of refundable deposits and asset replacement reserve funds		**(3)**		4	
Interest paid		**(1,643)**		(1,690)	
Interest received		**14**		27	
Interest element of finance lease rental payments		**(47)**		(58)	
Finance charges paid		**(32)**		(19)	
Dividend paid		**(415)**		(847)	
Net cash used in financing activities			**(3,362)**		(356)
Net (decrease)/increase in cash and cash equivalents			**(1,320)**		1,518
Cash and cash equivalents at 1 January			**1,684**		166
Cash and cash equivalents at 31 December	25		**364**		1,684

The notes on pages 80 to 131 form part of these accounts.

1 Principal accounting policies

A Basis of preparation of accounts

(i) These accounts have been prepared in compliance with the Hong Kong Companies Ordinance. These accounts have also been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all Statements of Standard Accounting Practice ("SSAPs") and Interpretations) issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

(ii) The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and self-occupied office land and buildings.

B Basis of consolidation

The consolidated accounts include the accounts of the Company and all its subsidiaries except for a non-controlled subsidiary (see note 1D) (the "Group") made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material inter-company transactions and balances are eliminated on consolidation.

C Subsidiaries

A subsidiary in accordance with the Hong Kong Companies Ordinance is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

Investments in subsidiaries are carried in the Company's balance sheet at cost less any impairment losses (see note 1F).

D Non-controlled subsidiary

Octopus Cards Limited ("OCL") is regarded as a jointly controlled entity as the Group does not have effective control over the Board of OCL. The investment in OCL is accounted for in the consolidated accounts of the Company using the equity method which is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of OCL's net assets. The consolidated profit and loss account reflects the Group's share of the results of OCL for the year.

Unrealised profits and losses resulting from transactions between the Group and OCL are eliminated to the extent of the Group's interest in OCL, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investment in OCL is stated at cost less impairment losses, if any.

1 Principal accounting policies (continued)

E Fixed assets

(i) Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at open market value as determined annually by independent professionally qualified valuers.

Changes in the value of investment properties arising upon revaluations are treated as movements in the investment property revaluation reserve, except:

- where the balance of the investment property revaluation reserve is insufficient to cover a revaluation deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the investment property revaluation reserve.

On disposal of an investment property, the related portion of the investment property revaluation reserve is transferred to the profit and loss account.

(ii) Leasehold land and buildings comprise leasehold land for railway depots and self-occupied office land and buildings:

(a) Leasehold land for railway depots is stated at cost less accumulated depreciation and impairment losses.

(b) Self-occupied office land and buildings are stated in the balance sheet at open market value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent qualified valuers every year. Changes in the value of self-occupied office land and buildings arising upon revaluations are treated as movements in the fixed asset revaluation reserve, except:

- where the balance of the fixed asset revaluation reserve relating to a self-occupied office land and building is insufficient to cover a revaluation deficit of that property, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the fixed asset revaluation reserve.

(iii) Civil works and plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(iv) Assets under construction for the operational railway are stated at cost less impairment losses. Cost comprises direct costs of construction, such as materials, staff costs and overheads, together with interest expense capitalised during the period of construction or installation and testing. Capitalisation of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed.

(v) Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments (computed using the rate of interest implicit in the lease), of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases.

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies. Impairment losses are accounted for in accordance with the accounting policies on impairment of assets. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out in note 1S.

(vi) Subsequent expenditure relating to an existing fixed asset is added to the carrying amount of the asset if it is probable that future economic benefit in excess of the originally assessed standard of performance of the asset will flow to the Group.

Expenditure on repairs or maintenance of an existing fixed asset to restore or maintain the originally assessed standard of performance of that asset is charged as an expense when incurred.

(vii) Gains or losses arising from the retirement or disposal of a fixed asset other than an investment property are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit and loss account on the date of retirement or disposal. Any related revaluation surplus is transferred from the fixed asset revaluation reserve to retained profits.

1 Principal accounting policies (continued)

F Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets (other than properties carried at revalued amounts);
- railway construction in progress;
- property development in progress;
- deferred expenditure; and
- investments in subsidiaries.

If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (ie a cash-generating unit).

An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount of the asset.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

G Depreciation

(i) Investment properties with an unexpired lease term of more than 20 years are not depreciated.

(ii) Fixed assets other than investment properties and assets under construction are depreciated on a straight line basis at rates sufficient to write off their cost or valuation over their estimated useful lives as follows:

Leasehold land and buildings

Self-occupied office land and buildings	the shorter of 50 years and the unexpired term of the lease
Leasehold land for railway depots	the unexpired term of the lease

Civil works

Rails (initial cost)	Indefinite *
Excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	80–100 years
Depot structures	80 years
Concrete kiosk structures	20 years
Station architectural finishes	20–30 years

* Replacement costs of rails are charged to the profit and loss account as revenue expenses.

1 Principal accounting policies (continued)

Plant and equipment

Rolling stock	7–40 years
Platform screen doors	35 years
Environmental control systems, lifts and escalators, fire protection and drainage system	20–30 years
Power supply systems	20–40 years
Automatic fare collection systems, metal station kiosks, and other mechanical equipment	20 years
Fixture and fitting	10–15 years
Train control and signalling equipment, station announcement systems, telecommunication systems and advertising panels	15 years
Maintenance equipment, office furniture and equipment	10 years
Computer software licences and applications	5–7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

The useful lives of the various categories of fixed assets are reviewed regularly in the light of actual asset condition, usage experience and the current asset replacement programme. The depreciation charge for the current and future periods is adjusted if there are significant changes from previous estimates.

(iii) No depreciation is provided on assets under construction until construction is completed and the assets are ready for their intended use.

(iv) Depreciation on assets held under finance leases is provided at rates designed to write off the cost of the asset in equal annual amounts over the shorter of the lease term or the anticipated useful life of the asset as set out above, except in cases where title to the asset will be acquired by the Group at the end of the lease where depreciation is provided at rates designed to write off the cost of the asset in equal amounts over the anticipated useful life of the asset.

H Construction costs

(i) Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

- where the proposed projects are at a preliminary review stage with no certainty of materialising, the costs concerned are written off to the profit and loss account; and
- where the proposed projects are at a detailed study stage, having been agreed in principle by the Board of Directors based on a feasible financial plan, the costs concerned are dealt with as deferred expenditure until such time as a project agreement is reached with the Government, whereupon the costs are transferred to railway construction in progress.

(ii) After entering into a project agreement with the Government, all costs incurred in the construction of the railway are dealt with as railway construction in progress until commissioning of the railway line, whereupon the relevant construction costs are transferred to fixed assets.

I Property development

(i) Costs incurred by the Group in the preparation of sites for property development are dealt with as property development in progress.

(ii) Payments received from developers in respect of developments are offset against the amounts in property development in progress attributable to that development. Any surplus amounts of payments received from developers in excess of the balance in property development in progress are transferred to deferred income. In these cases, further costs subsequently incurred by the Group in respect of that development are charged against deferred income.

(iii) Expenditure incurred on the development of properties for retention by the Group is transferred to fixed assets when the occupation permits are issued and the properties are put into use.

(iv) When agreement is reached with a developer to redevelop an existing self-occupied property, the relevant property is revalued on an existing use basis prior to commencement of redevelopment. The surplus arising on revaluation is credited to fixed asset revaluation reserve. On commencement of redevelopment, the net book value of the property is transferred to property development in progress.

(v) Profits arising from the development of properties undertaken in conjunction with property developers are recognised in the profit and loss account as follows:

- where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development;
- where the Group receives a share of proceeds from sale of the development, profits arising from such proceeds are recognised upon the issue of occupation permits provided the amounts of revenue and costs can be measured reliably; and
- where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognised based on the fair value of such assets at the time of receipt.

Upon recognition of profit, the balance of deferred income or property development in progress related to that development is credited or charged to the profit and loss account, as the case may be.

(vi) Where the Group is liable to pay the developer consideration for the retention of part of a property to be redeveloped, profit attributable to the Group in respect of the redevelopment (including any payment received from the developer) will be recognised in the profit and loss account when the quantum of the obligation of the Group and the amount of realised profit can be determined with reasonable accuracy.

(vii) Where properties are received as a profit distribution upon completion of development and are held for sale, those properties are stated at their estimated net realisable value upon receipt. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. When properties are sold, the carrying amount of those properties is recognised as cost of properties sold in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the cost of properties sold in the period in which the reversal occurs.

J Jointly controlled operations

The arrangements entered into by the Group with developers for property developments along the Airport Railway and the Tseung Kwan O Line are considered to be jointly controlled operations pursuant to SSAP 21 "Accounting for interests in joint ventures". Pursuant to the development arrangements, the Group is normally responsible for its own costs, including in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalised as property development in progress. The Group's share of income earned from such operations is recognised in the profit and loss account in accordance with note 1I after netting off any related balance in the property development in progress account at that time.

K Defeasance of long-term lease payments

Where commitments to make long-term lease payments have been defeased by the placement of securities, those commitments and securities (and income and charges arising therefrom) have been netted off in order to reflect the overall commercial effect of the arrangements. These transactions are not accounted for as leases and these liabilities and investment in securities are not recognised as obligations and assets. Any net amount of cash received from such transactions is accounted for as deferred income and is amortised over the terms of the respective lease.

L Stores and spares

Stores and spares used for railway and business operation are categorised as either revenue or capital. Revenue items are stated in the balance sheet at cost, using the weighted average cost method. Provision is made for obsolescence where appropriate. Capital items are included in fixed assets and stated at cost less aggregate depreciation and impairment losses. Depreciation is charged at the rates applicable to the relevant fixed assets against which the capital spares are held in reserve.

M Long-term consultancy contracts

The accounting policy for contract revenue is set out in note 1S(iii). When the outcome of a fixed-price consultancy contract can be estimated reliably, contract costs are recognised as expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a consultancy contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Consultancy contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profit less recognised losses and progress billings, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings not yet paid by the customer are included in the balance sheet under "Debtors, deposits and payments in advance". Amounts received before the related work is performed are included in the balance sheet, as a liability, under "Creditors, accrued charges and provisions".

N Cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

O Employee benefits

(i) Salaries, annual leave, leave passage allowance and other costs of non-monetary benefits are accrued and recognised as an expense in the year in which the associated services are rendered by employees of the Group, except those benefits incurred for project staff in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(ii) Contributions to defined contribution retirement plans, including contributions to Mandatory Provident Funds ("MPF") as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except those contributions on project staff incurred in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(iii) The Group's net obligation in respect of defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bond that have maturity dates approximating the terms of the Group's obligations. If there is no deep market in such bonds, the market yield on government bonds would be used. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised either as an expense in the profit and loss account, or capitalised as part of the cost of the relevant construction projects or capital works in the case of project related employees, as the case may be, on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in a similar manner.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1 Principal accounting policies (continued)

(iv) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(v) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

P Retirement Schemes

The Group operates an Occupational Retirement Scheme (the "MTR Corporation Limited Retirement Scheme"), which is supplemented by a top-up scheme ("MTR Corporation Limited Retention Bonus Scheme") mainly for project staff to provide extra benefits in the event of redundancy.

In addition, the Group has set up a MPF Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance.

Employer's contributions to the defined contribution section of the MTR Corporation Limited Retirement Scheme and the MPF Scheme are recognised in the accounts in accordance with the policy set out in note 1O(ii).

The employer's contributions paid and payable in respect of employees of the hybrid benefit section of the MTR Corporation Limited Retirement Scheme, as calculated annually by independent actuaries in accordance with the Retirement Scheme Rules and provisions of the Occupational Retirement Schemes Ordinance, are used to satisfy the pension expenses recognised in the accounts according to note 1O(iii). Any deficit or surplus thereof will be dealt with in the balance sheet as accrued or prepaid benefit expenses, as the case may be.

Q Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination) and investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

1 Principal accounting policies (continued)

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

R Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

S Revenue recognition

Provided it is probable that the economic benefits associated with the transactions will flow to the Group and the amount of revenue can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Fare revenue is recognised when the journey is provided.

(ii) Advertising income and service fees from telecommunication services provided within the railway are recognised when the services are provided.

(iii) Contract revenue is recognised when the outcome of a consultancy contract can be estimated reliably. Contract revenue is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract. When the outcome of a consultancy contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(iv) Rental income from investment properties, station kiosks and other railway premises under operating leases is accounted for in accordance with the terms of the leases. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned. Property management income is recognised when the services are provided.

T Operating lease charges

Rentals payable under operating leases are charged on a straight-line basis over the period of the lease to the profit and loss account, except for rentals payable in respect of railway construction, property development in progress and proposed capital projects which are capitalised as part of railway construction in progress, property development in progress and deferred expenditure respectively.

1 Principal accounting policies (continued)

U Interest and finance charges

Interest expense directly attributable to the financing of assets under construction prior to their completion or commissioning is capitalised. Exchange differences arising from foreign currency borrowings related to the acquisition of assets are capitalised to the extent that they are regarded as an adjustment to interest costs. Interest expense attributable to other purposes is charged to the profit and loss account.

Finance charges implicit in the lease payments on assets held under finance leases are charged to the profit and loss account over the period of the lease so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

The differentials paid and received on interest rate swap agreements are accrued and recognised as adjustments to interest expense.

V Foreign currency translation

Foreign currency transactions during the year are translated into Hong Kong dollars and recorded at exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Forward foreign exchange contracts, swaps and options used as a hedge against foreign currency liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Gains and losses on currency hedging transactions are used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency liabilities. Differences arising on foreign currency translation and revaluation of forward foreign exchange contracts, swaps and options are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

W Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format. As substantially all the principal activities of the Group are carried out in Hong Kong, no geographical segment information is provided.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, share of results of non-controlled subsidiary, corporate and financing expenses and minority interests.

X Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

1 Principal accounting policies (continued)

Y Government grants

Government grants are assistance by Government in the form of transfer of resources in return for the Company's compliance to the conditions attached to it. Government grant, which represents compensation for the cost of an asset, will be deducted from the cost of the asset in arriving at its carrying value to the extent of the amounts received and receivable as at the date of the balance sheet. Any excess of the amount of grant received or receivable over the cost of the asset at the balance sheet date will be carried forward as advance receipts to set off future cost of the asset.

2 Fare revenue

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines. The fare revenue attributable to the Tseung Kwan O Line relates to the period after the line commenced operation on 18 August 2002.

3 Non-fare revenue

A Station commercial and other revenue

in HK$ million	**2003**	2002
Station commercial and other revenue comprises:		
Advertising	**386**	399
Kiosk rental	**275**	238
Telecommunication income	**198**	186
Consultancy income	**143**	63
Miscellaneous business revenue	**115**	93
	1,117	979

B Rental and management income

in HK$ million	**2003**	2002
Rental income was attributable to:		
Telford Plaza	**365**	387
Luk Yeung Galleria	**114**	113
Paradise Mall	**119**	124
Maritime Square	**209**	200
Other properties	**81**	73
	888	897
Management income	**94**	85
Property agency income	**6**	5
	988	987

Included in rental income is service income of HK$63 million *(2002: HK$64 million)* relating to the provision of air conditioning services.

4 Operating expenses before depreciation

A Included in staff costs and related expenses are the following retirement expenses:

in HK$ million	**2003**	2002
Contributions to defined contribution plans and Mandatory Provident Fund	**13**	13
Increase in liability for defined benefit plans (Note 37C)	**156**	149
	169	162

Other staff costs and related expenses of HK$943 million *(2002: HK$1,150 million)* are included in construction projects, capital and revenue works, and non-fare related operations.

B Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

C Project study and deferred expenditures written off comprise:

in HK$ million	**2003**	2002
West Island Link (Note 17)	**21**	–
Shatin Central Link (Note 17)	**–**	42
North Island Link (Note 17)	**–**	85
Airport Railway improvement works in connection with North Island Link	**–**	63
Others	**28**	28
	49	218

D Included in general and administration expenses and other expenses are the following charges:

in HK$ million	**2003**	2002
Auditors' remuneration		
– audit services	**3**	3
– other services	**1**	1
Deficit on revaluation of self-occupied office land and buildings (Note 14D)	**69**	–
Loss on disposal of fixed assets	**16**	17
Operating lease expenses:		
Office buildings and staff quarters	**12**	12
Less: Amount capitalised	**5**	9
	7	3

Other services under auditors' remuneration include an amount of HK$0.4 million *(2002: HK$0.5 million)* relating to tax compliance services provided during the year.

5 Remuneration of Members of the Board and the Executive Directorate

A Remuneration of Members of the Board and the Executive Directorate

(i) The aggregate emoluments of the Members of the Board and the Executive Directorate of the Company disclosed pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

in HK$ million	**2003**	2002
Fees	**2**	2
Salaries, housing allowances and other benefits-in-kind	**28**	29
Variable remuneration related to performance	**3**	3
Retirement scheme contributions	**4**	4
	37	38

The above emoluments do not include realised gains on exercise of share options amounting to HK$8.7 million *(2002: HK$0.2 million)* in respect of certain Members of the Executive Directorate, which are disclosed under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board.

Non-executive directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association.

(ii) The gross emoluments (excluding share option benefit) of the Members of the Board and the Members of the Executive Directorate were within the following bands:

Emoluments	**2003 Number**	2002 Number
HK$0 – HK$250,000	**8**	13
HK$500,001 – HK$1,000,000	**2**	1
HK$3,500,001 – HK$4,000,000	**–**	1
HK$4,000,001 – HK$4,500,000	**3**	1
HK$4,500,001 – HK$5,000,000	**2**	4
HK$5,000,001 – HK$5,500,000	**1**	–
HK$6,000,001 – HK$6,500,000	**1**	–
HK$7,500,001 – HK$8,000,000	**–**	1
	17	21

The information shown in the above table includes the five highest paid employees. The independent non-executive directors' emoluments are included in the first remuneration band except the non-executive Chairman, whose emolument is included in the second remuneration band. Emolument of the ex-Chairman, Jack C K So who resigned on 20 July 2003, is included under the highest remuneration band in both 2002 and 2003.

5 Remuneration of Members of the Board and the Executive Directorate (continued)

(iii) The remuneration details (excluding share option benefit) of the current members of the Executive Directorate are shown below:

in HK$ million	2003 Base pay, allowance, retirement scheme contribution and benefits	2003 Variable remuneration related to performance	2003 Total	2002 Total
Chief Executive Officer ("CEO")*	**0.56**	**0.12**	**0.68**	–
Finance Director#	**3.88**	**0.42**	**4.30**	3.96
Human Resources Director	**4.03**	**0.42**	**4.45**	4.49
Legal Director and Secretary	**4.25**	**0.42**	**4.67**	4.72
Operations Director	**4.68**	**0.43**	**5.11**	4.78
Project Director	**4.22**	**0.43**	**4.65**	4.72
Property Director	**4.04**	**0.42**	**4.46**	4.52
	25.66	**2.66**	**28.32**	27.19

* Appointed in December 2003
# Appointed in February 2002

(iv) The CEO will be entitled to receive 700,000 shares in the Company (or their equivalent value in cash) on completion of his three-year contract (i.e. 30 November 2006). The final number of shares (or cash amount) delivered may be adjusted to reflect relevant changes (if any) in the Company's share capital after his appointment. This ensures that the CEO's compensation is closely tied to the Company's longer-term performance and aligns his interests with those of shareholders. In certain limited circumstances, the CEO may be entitled to receive some or all of the shares (or the cash amount) prior to completion of his contract.

The restricted shares were offered in order to provide a sufficiently competitive level of compensation and to ensure the CEO's total pay is more closely tied to the performance of the Company.

B Share options

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2003 are set out under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board. Details of the options granted to Members of the Executive Directorate are as follows:

(i) Pre-Global Offering Share Option Scheme

Under the Company's Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") described in note 42A, Jack C K So (ex-Chairman) and each of the other Members of the Executive Directorate, except C K Chow and Lincoln K K Leong, were granted options on 20 September 2000 to acquire 1,599,000 and 1,066,000 shares respectively. C K Chow and Lincoln K K Leong joined the Company on 1 December 2003 and 1 February 2002 respectively and are not beneficiaries of the Pre-IPO Option Scheme.

Under the vesting terms of the Pre-IPO Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after 26 October 2001, at least 40,000 shares in the case of the ex-Chairman and at least 23,000 shares in the case of other Members of the Executive Directorate, and (ii) at all times after 26 October 2002, at least 80,000 shares in the case of the ex-Chairman and at least 46,000 shares in the case of other Members of the Executive Directorate.

(ii) New Joiners Share Option Scheme

Under the New Joiners Share Option Scheme ("New Option Scheme") as described in note 42B, Lincoln K K Leong, a Member of the Executive Directorate, was granted options to acquire 1,066,000 shares on 1 August 2003.

The options will be vested in three equal annual instalments and under the vesting terms of the New Option Scheme, the grantee must continue to beneficially own (i) at all times on and after 4 August 2004, at least 23,000 shares; and (ii) at all times on and after 4 August 2005, at least 46,000 shares.

6 Profit on property developments

in HK$ million	**2003**	2002
Profit on property developments comprises:		
Transfer from deferred income (Note 16B)	**1,286**	2,548
Share of surplus from development	**7**	6
Profit on sale of properties held for sale	**44**	-
Profit recognised from sharing in kind	**4,034**	1,203
Other overhead costs	**(2)**	(2)
	5,369	3,755

Included in profit on sale of properties held for sale are write-down provision of properties held for sale of HK$16 million *(2002: HK$44 million)* and cost of properties sold of HK$243 million *(2002: HK$118 million).*

7 Depreciation

A Depreciation

Depreciation for the year ended 31 December 2003 includes full year's charges relating to assets of the Tseung Kwan O Line capitalised upon commissioning in August 2002. Depreciation for the year comprised charges on:

in HK$ million	**2003**	2002
Railway operations		
– on fixed assets held under finance leases	**19**	19
– on other railway fixed assets	**2,251**	2,321
Assets relating to station advertising, kiosk and miscellaneous businesses	**109**	106
Unallocated corporate assets	**23**	24
	2,402	2,470

B Change in depreciation rates

In accordance with the Company's policy to conduct asset life review at regular intervals, a review of the estimated useful lives of the Company's fixed assets was carried out during the year, taking into account the assets' actual condition, level of technical obsolescence, future maintenance and replacement programmes as well as depreciation lives adopted by international rail transportation companies. As a result of the review, the estimated useful lives of certain assets were changed. The changes took effect from 1 January 2003 with the following resultant financial effects for the year:

Asset category	Typical useful life within asset category Original life (years)	 Revised life (years)	Net decrease/ (increase) in depreciation charge (HK$ million)
Rolling stock	10–40	7–40	20
Power supply and environmental control systems	20–30	20–40	71
Station architectural finishes	20–25	20–30	60
Fixture and fitting	10	10–15	30
Automatic fare collection systems	15	20	11
Fire protection and drainage systems	20–25	20–30	21
Station announcement and telecommunication systems	10	15	29
Computer software licences and applications	7	5–7	(10)
			232

8 Interest and finance charges

in HK$ million	**2003**	2002
Interest expenses in respect of:		
Bank loans and overdrafts, and capital market instruments wholly repayable within 5 years	**680**	823
Capital market instruments not wholly repayable within 5 years	**901**	867
Obligations under finance leases	**43**	53
Finance charges	**36**	28
Exchange gain	**(7)**	-
Interest expenses capitalised:		
Tseung Kwan O Extension Project	**-**	(423)
Property projects	**-**	(86)
Other capital projects	**(82)**	(81)
Assets under construction	**(20)**	(28)
	(102)	(618)
	1,551	1,153
Interest income in respect of:		
Deposits with banks and other financial institutions	**(10)**	(25)
Staff housing loans	**(2)**	(3)
	(12)	(28)
	1,539	1,125

Interest expenses have been capitalised at the average cost of funds to the Group calculated on a monthly basis. The average interest rates for each month varied from 4.0% to 5.5% per annum during the year *(2002: 5.2% to 5.4% per annum)*.

9 Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a profit of HK$4,379 million *(2002: HK$3,512 million, as restated)* which has been dealt with in the accounts of the Company.

10 Dividends

Dividends paid and proposed during the year comprised:

in HK$ million	**2003**	2002
Dividend approved and paid		
– 2002 final dividend of 28 cents *(2001: 28 cents)* per share approved and paid in 2003	**1,444**	1,415
– 2003 interim dividend of 14 cents *(2002: 14 cents)* per share	**734**	717
	2,178	2,132
Dividend proposed		
– Final dividend proposed after the balance sheet date of 28 cents (2002: 28 cents) per share	**1,481**	1,444

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to shareholders with Hong Kong addresses. The Company's majority shareholder, the Financial Secretary Incorporated ("FSI"), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 40J. On 26 February 2004, the Government agreed to extend the scrip dividend arrangement for the three financial years ending 31 December 2006.

Pursuant to the financing arrangement under the Penny's Bay Rail Link Project Agreement entered into between the Group and the Government, HK$675 million *(2002: HK$219 million)* cash dividend declared and payable to the Government during the year had been waived (Note 40E).

11 Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$4,450 million *(2002: HK$3,579 million, as restated)* and the weighted average number of ordinary shares of 5,214,028,094 in issue during the year *(2002: 5,098,511,864)*.

The calculation of diluted earnings per share is based on the profit for the year attributable to shareholders of HK$4,450 million *(2002: HK$3,579 million, as restated)* and the weighted average number of ordinary shares of 5,217,462,182 *(2002: 5,105,400,689)* after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

	2003	2002
Weighted average number of ordinary shares used in calculating basic earnings per share	**5,214,028,094**	5,098,511,864
Number of ordinary shares deemed to be issued for no consideration	**3,434,088**	6,888,825
Weighted average number of ordinary shares used for calculating the diluted earnings per share	**5,217,462,182**	5,105,400,689

12 Income tax

A Income tax in the consolidated profit and loss account represents:

in HK$ million	**2003**	2002
Current tax		
– overseas tax for the year	**4**	1
Deferred tax		
– origination and reversal of temporary differences	**443**	630
– effect of increase in tax rate on deferred tax balances at 1 January	**300**	–
	743	630
Share of non-controlled subsidiary's taxation	**1**	3
	748	634

No provision for current Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have sustained tax losses for the year ended 31 December 2003. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of the Group's 2003 accounts.

B Reconciliation between tax expense and accounting profit at applicable tax rates

	2003		2002	
	HK$ million	%	*HK$ million*	%
Profit before tax	**5,198**		4,213	
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	**926**	**17.8**	691	16.4
Tax effect of non-deductible expenses	**53**	**1.0**	5	0.1
Tax effect of non-taxable revenue	**(531)**	**(10.2)**	(62)	(1.5)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	**300**	**5.8**	–	–
Actual tax expenses	**748**	**14.4**	634	15.0

13 Segmental information

The results of major business activities are summarised below:

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2003						
Revenue	5,489	1,117	988	7,594	–	7,594
Less: Operating expenses before depreciation	2,878	351	198	3,427	–	3,427
	2,611	766	790	4,167	–	4,167
Profit on property developments	–	–	–	–	5,369	5,369
Operating profit before depreciation	2,611	766	790	4,167	5,369	9,536
Less: Depreciation	2,266	109	4	2,379	–	2,379
	345	**657**	**786**	**1,788**	**5,369**	7,157
Unallocated corporate expenses						(443)
Interest and finance charges (net)						(1,539)
Share of profit of non-controlled subsidiary						23
Income tax						(748)
Profit for the year ended 31 December 2003						**4,450**
Assets						
Operational assets	80,556	1,323	14,450	96,329	364	96,693
Railway construction in progress	181	–	–	181	–	181
Railway assets under construction	930	10	–	940	–	940
Property development in progress	–	–	–	–	2,309	2,309
Properties held for sale	–	–	–	–	812	812
	81,667	1,333	14,450	97,450	3,485	100,935
Interest in non-controlled subsidiary						110
Unallocated assets						1,321
Total assets						102,366
Liabilities						
Segmented liabilities	3,000	254	358	3,612	368	3,980
Deferred income	137	–	–	137	4,924	5,061
	3,137	254	358	3,749	5,292	9,041
Unallocated liabilities						36,025
Minority interests						8
Total liabilities						45,074
Other Information						
Capital expenditure on:						
Operational assets and assets under construction	2,586	179	3,629			
Railway construction in progress	719					
Property development in progress					161	
Non-cash expenses other than depreciation	19	2	–			

13 Segmental information (continued)

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total (Note 43A)
2002						
Revenue	5,720	979	987	7,686	–	7,686
Less: Operating expenses before depreciation	2,804	185	167	3,156	–	3,156
	2,916	794	820	4,530	–	4,530
Profit on property developments	–	–	–	–	3,755	3,755
Operating profit before depreciation	2,916	794	820	4,530	3,755	8,285
Less: Depreciation	2,339	106	1	2,446	–	2,446
	577	688	819	2,084	3,755	5,839
Unallocated corporate expenses						(540)
Interest and finance charges (net)						(1,125)
Share of profit of non-controlled subsidiary						39
Income tax						(634)
Profit for the year ended 31 December 2002						3,579
Assets						
Operational assets	80,216	1,327	10,380	91,923	104	92,027
Railway construction in progress	109	–	–	109	–	109
Railway assets under construction	2,453	1	–	2,454	–	2,454
Property development in progress	–	–	–	–	2,870	2,870
Properties held for sale	–	–	–	–	794	794
	82,778	1,328	10,380	94,486	3,768	98,254
Interest in non-controlled subsidiary						87
Unallocated assets						2,778
Total assets						101,119
Liabilities						
Segmented liabilities	3,690	182	367	4,239	312	4,551
Deferred income	–	–	–	–	6,226	6,226
	3,690	182	367	4,239	6,538	10,777
Unallocated liabilities						36,760
Minority interests						8
Total liabilities						47,545
Other Information						
Capital expenditure on:						
Operational assets and assets under construction	4,215	722	39			
Railway construction in progress	220					
Property development in progress					356	
Non-cash expenses other than depreciation	14	3	–			

No geographical analysis is shown as substantially all the principal activities of the Company and its subsidiaries are carried out in Hong Kong.

14 Fixed assets

The Group

in HK$ million	Investment properties	Leasehold land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2003	10,267	1,638	45,092	52,519	2,454	111,970
Additions	3,626	52	–	66	1,148	4,892
Disposals/Write-offs	–	–	(11)	(265)	(4)	(280)
Surplus/(Deficit) on revaluation (Note 35)	276	(23)	–	–	–	253
Deficit on revaluation written off to Profit and Loss Account (Note 4D)	–	(69)	–	–	–	(69)
Reclassification	–	–	268	(268)	–	–
Other assets commissioned	–	–	391	2,267	(2,658)	–
At 31 December 2003	14,169	1,598	45,740	54,319	940	116,766
At Cost	–	731	45,740	54,319	940	101,730
At 31 December 2003 Valuation	14,169	867	–	–	–	15,036
Aggregate depreciation						
At 1 January 2003	–	84	2,324	15,292	–	17,700
Charge for the year	–	35	374	1,993	–	2,402
Written back on disposal	–	–	(3)	(233)	–	(236)
Written back on revaluation (Note 35)	–	(21)	–	–	–	(21)
Reclassification	–	–	10	(10)	–	–
At 31 December 2003	–	98	2,705	17,042	–	19,845
Net book value at 31 December 2003	**14,169**	**1,500**	**43,035**	**37,277**	**940**	**96,921**
Net book value at 31 December 2002	10,267	1,554	42,768	37,227	2,454	94,270

14 Fixed assets (continued)

The Company

in HK$ million	Investment properties	Leasehold land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2003	10,267	1,638	45,092	51,907	2,450	111,354
Additions	3,626	52	–	61	1,138	4,877
Disposals/Write-offs	–	–	(11)	(265)	(4)	(280)
Transfer to subsidiary	–	–	–	(5)	(8)	(13)
Surplus/(Deficit) on revaluation (Note 35)	276	(23)	–	–	–	253
Deficit on revaluation written off to Profit and Loss Account (Note 4D)	–	(69)	–	–	–	(69)
Reclassification	–	–	268	(268)	–	–
Other assets commissioned	–	–	391	2,263	(2,654)	–
At 31 December 2003	14,169	1,598	45,740	53,693	922	116,122
At Cost	–	731	45,740	53,693	922	101,086
At 31 December 2003 Valuation	14,169	867	–	–	–	15,036
Aggregate depreciation						
At 1 January 2003	–	84	2,324	14,913	–	17,321
Charge for the year	–	35	374	1,929	–	2,338
Written back on disposal	–	–	(3)	(233)	–	(236)
Written back on transfer to subsidiary	–	–	–	(2)	–	(2)
Written back on revaluation (Note 35)	–	(21)	–	–	–	(21)
Reclassification	–	–	10	(10)	–	–
At 31 December 2003	–	98	2,705	16,597	–	19,400
Net book value at 31 December 2003	**14,169**	**1,500**	**43,035**	**37,096**	**922**	**96,722**
Net book value at 31 December 2002	10,267	1,554	42,768	36,994	2,450	94,033

A The analysis of the investment properties and leasehold land and buildings held in Hong Kong are as follows:

The Group and The Company

			Leasehold land and buildings			
	Investment properties		Leasehold land for railway depots		Office land and buildings	
in HK$ million	**2003**	2002	**2003**	2002	**2003**	2002
At net book value or valuation						
– long leases	**1,283**	1,436	**166**	169	**15**	15
– medium-term leases	**12,886**	8,831	**468**	478	**852**	1,623
	14,169	10,267	**634**	647	**867**	1,638

None of the Group's investment properties carries an unexpired lease term of 20 years or less.

14 Fixed assets (continued)

B The lease of the land on which the civil works, plant and equipment are situated for the operation of the railway was granted to the Company under a running line lease for the period up to 30 June 2047, which has been extended to 29 June 2050. It is assumed that the lease will be renewed and that the operation of the railway will continue after 2050.

Under the terms of the lease, the Company undertakes to keep and maintain all the leased areas, including underground and overhead structures, at its own cost. With respect to parts of the railway situated in structures where access is shared with other users, such as the Lantau Fixed Crossing, the Company's obligation for maintenance is limited to the railway only. All maintenance costs incurred under the terms of the lease have been dealt with as railway operating costs in the profit and loss account.

C All the investment properties of the Group, other than the properties at Two International Finance Centre ("Two IFC") were revalued at 31 December 2003 by DTZ Debenham Tie Leung, Chartered Surveyors, at open market value. The majority of the valuations are based on the income capitalisation method, which capitalises the net income receivable at an appropriate capitalisation rate, taking into account the reversionary income potential. The investment properties at Two IFC were revalued at 31 December 2003 by Jones Lang LaSalle, Chartered Surveyors, at open market value based on, (i) the direct comparison method, which compares the properties to be valued directly with other comparable properties, and (ii) the income capitalisation method. The net revaluation surplus of HK$276 million *(2002: deficit of HK$112 million)* arising from the revaluation has been credited to the investment property revaluation reserve (note 35).

D All self-occupied office land and buildings were revalued at 31 December 2003 by DTZ Debenham Tie Leung and Jones Lang LaSalle, Chartered Surveyors, at open market value on an existing use basis. The valuation resulted in a net revaluation deficit of HK$71 million *(2002: HK$92 million)*. HK$2 million of the deficit arising from the revaluation has been transferred to the fixed asset revaluation reserve to offset against the balance of the prior period revaluation surpluses (note 35), the remaining HK$69 million has been charged to the profit and loss account according to the Company's policy (note 1E(ii)(b)).

The carrying amount of the self-occupied land and buildings at 31 December 2003 would have been HK$958 million *(2002: HK$928 million)* had the office land and buildings been stated at cost less accumulated depreciation.

E Fixed assets include the following assets held under agreements which are treated as finance leases:

The Group and The Company

in HK$ million	Cost **2003**	Aggregate depreciation **2003**	Net book value **2003**	Net book value 2002
Civil works				
– Eastern Harbour Crossing	**1,254**	**249**	**1,005**	1,024

The Company has entered into a Management Agreement (the "Agreement") with New Hong Kong Tunnel Company Limited to operate the Eastern Harbour Crossing until 2008. Included in the assets held under the Agreement are railway and ancillary works relating to the rail tunnel.

At the expiry of the Agreement, title to the assets will, pursuant to the Eastern Harbour Crossing Ordinance, be vested in the Government which has in turn entered into a Memorandum of Understanding dated 17 October 1986 with the Company to the effect that the assets will be vested in the Company on terms to be agreed between the Company and the Government. On 30 June 2000, the Company entered into a further agreement with the Government pursuant to which the relevant assets will be vested by the Government into the Company in 2008 for a nominal consideration and the Company agreed to indemnify the Government for certain amounts which are expected to be nominal. On this basis, the semi-annual payments made by the Company to New Hong Kong Tunnel Company Limited in respect of the Eastern Harbour Crossing are dealt with in these accounts as payments under a finance lease.

14 Fixed assets (continued)

F The Group leases out investment properties and station kiosks under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms will be renegotiated. Lease payments are usually adjusted annually to reflect market rentals. Certain leases carry additional rental based on turnover and lease incentives granted are amortised in the profit and loss account as an integral part of the net lease payment receivable.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were HK$14,169 million *(2002: HK$10,267 million)*. The gross carrying amounts of station kiosks held for use in operating leases were HK$352 million *(2002: HK$314 million)* and the related accumulated depreciation charges were HK$65 million *(2002: HK$52 million)*.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

The Group and The Company

in HK$ million	**2003**	2002
Within 1 year	**925**	910
After 1 year but within 5 years	**1,121**	1,261
Later than 5 years	**355**	168
	2,401	2,339

G In March 2003, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars ("Lease Transaction") involving a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as at 31 March 2003. Under the Lease Transaction, the Group has leased the assets to institutional investors in the United States (the "Investors"), who have prepaid all the rentals in relation to the lease agreement. Simultaneously, the Group has leased the assets back from the Investors with obligation to pay rentals in accordance with a pre-determined payment schedule. The Group has an option to purchase the Investors' leasehold interest in the assets at pre-determined dates for fixed amounts. Part of the rental prepayments received from the Investors has been invested in debt securities which will be sufficient to meet the Group's rental obligations and the amount payable for exercising the purchase option under the Lease Transaction. In addition, the Group retains legal title to the assets and there are no restrictions on the Group's ability to utilise these assets in the operation of the railway business.

As a result of the Lease Transaction, the Group received total cash of approximately HK$3,688 million and committed to long-term lease payments with an estimated net present value of approximately HK$3,533 million, which have been defeased by purchase of debt securities to meet the payment obligations. The Group received cash amount of HK$141 million net of costs from the Lease Transaction.

As the Group is not able to control the investment account in pursuit of its own objectives and is not obligated to pay the lease payments, those liabilities and investments in debt securities are not recognised as obligations and assets of the Group. The net amount of cash received by the Group has been accounted for as deferred income and is being amortised to the Group's profit and loss account over the terms of the respective leases.

15 Railway construction in progress

The Group and The Company

in HK$ million	Balance at 1 Jan 2003	Transferred from deferred expenditure (Note 17)	Expenditure/ (Government grant)	Balance at 31 Dec 2003
Tseung Kwan O Extension Further Capital Works Project				
Construction costs	1	–	–	1
Consultancy fees	23	–	–	23
Staff costs and general expenses	15	–	1	16
Finance costs	4	–	–	4
	43	–	1	44
Penny's Bay Rail Link Project				
Construction costs	139	–	506	645
Consultancy fees	35	–	6	41
Staff costs and general expenses	109	–	85	194
Finance costs	2	–	1	3
	285	–	598	883
Government grant (Notes 40E and 40J)	(219)	–	(664)	(883)
	66	–	(66)	–
Tung Chung Cable Car Project				
Construction costs	–	3	79	82
Consultancy fees	–	4	20	24
Staff costs and general expenses	–	10	19	29
Finance costs	–	–	2	2
	–	17	120	137
Total	109	17	55	181

16 Property development in progress

Under the Airport Railway Agreement related to the construction of the Airport Railway, the Government had granted to the Company land on five station sites along the railway at full market value for property development. In preparing the sites for development, the Company incurs costs related to foundation and site enabling works and expects the costs to be reimbursed by property developers in the form of up-front cash payments when development packages are awarded. In accordance with the development agreements entered into with property developers, the developers are also responsible for the balance of the development costs.

Despite having entered into the development agreements with the developers, the Company being the grantee of the land remains primarily responsible for the fulfilment of all the conditions and obligations in the Land Grant. Such conditions and obligations include the type and quantity of the developments that must be built, public facilities to be provided, and the completion date of the project.

Costs of foundation and site enabling works incurred by the Company are capitalised as property development in progress and payments received from developers are credited to property development in progress to offset costs incurred in respect of the same development. In cases where payments received from developers exceed the related expenditure incurred by the Company, such excess is recorded as deferred income (note 16B). In these cases, any subsequent expenditure incurred by the Company in respect of that development will be charged against deferred income. It is expected that the majority of deferred income will be recognised as profits of the Company at the appropriate time after charging any remaining costs related to foundation and site enabling works, and after taking into account the outstanding risks and obligations retained by the Company relating to each development. Until such time as deferred income is recognised as profit, it is recorded as a liability of the Company in recognition of the Company's obligations under the Land Grant.

The TKE Project Agreement entered into between the then Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line ("Tseung Kwan O Extension Property Projects"). The basis of accounting for development costs incurred by the Company and payments received by the Company related thereto is consistent with that for the property developments along the Airport Railway ("Airport Railway Property Projects").

A Property development in progress

The Group and The Company

in HK$ million	Balance at 1 Jan	Expenditure	Offset against payments received from developers (Note 16B)	Transfer out on project completion	Balance at 31 Dec
2003					
Airport Railway Property Projects	**597**	**122**	**(63)**	**(656)**	**–**
Tseung Kwan O Extension and other property projects	**2,273**	**39**	**(3)**	**–**	**2,309**
	2,870	**161**	**(66)**	**(656)**	**2,309**
2002					
Airport Railway Property Projects	583	76	(62)	–	597
Tseung Kwan O Extension and other property projects	2,778	280	(785)	–	2,273
	3,361	356	(847)	–	2,870

16 Property development in progress (continued)

B Deferred income on property development

The Group and The Company

in HK$ million	Balance at 1 Jan	Payments received from developers	Offset against property development in progress (Note 16A)	Amount recognised as profit (Note 6)	Balance at 31 Dec (Note 32)
2003					
Airport Railway Property Projects	**6,216**	**50**	**(63)**	**(1,286)**	**4,917**
Tseung Kwan O Extension Property Projects	**10**	**–**	**(3)**	**–**	**7**
	6,226	**50**	**(66)**	**(1,286)**	**4,924**
2002					
Airport Railway Property Projects	8,401	425	(62)	(2,548)	6,216
Tseung Kwan O Extension Property Projects	10	785	(785)	–	10
	8,411	1,210	(847)	(2,548)	6,226

C Stakeholding funds

As stakeholder under certain Airport Railway Property Projects, the Company receives and manages deposit monies and sales proceeds in respect of sales of properties under those developments. These monies are placed in separate designated bank accounts and, together with any interest earned, will be released to the developers for the reimbursement of costs of the respective developments in accordance with the terms and conditions of the Government Consent Schemes and development agreements. Accordingly, the balances of the stakeholding funds and the corresponding bank balances have not been included in the Group's and the Company's balance sheets. Movements in stakeholding funds during the year were as follows:

The Group and The Company

in HK$ million	**2003**	2002
Balance as at 1 January	**3,231**	5,686
Stakeholding funds received and receivable	**13,472**	8,399
Add: Interest earned thereon	**25**	65
	16,728	14,150
Disbursements during the year	**(13,156)**	(10,919)
Balance as at 31 December	**3,572**	3,231
Represented by:		
Balances in designated bank accounts as at 31 December	**3,570**	3,229
Retention receivable	**2**	2
	3,572	3,231

17 Deferred expenditure

The Group and The Company

in HK$ million	Balance at 1 Jan	Transfer to railway construction in progress (Note 15)	Discount/ (Premium) on bond issue	Expenditure/ (Amortisation) during the year	Amount written off to profit and loss account (Note 4C)	Balance at 31 Dec
2003						
Deferred finance charges	**72**	**–**	**10**	**(6)**	**–**	**76**
Expenditure on proposed capital projects						
– Tung Chung Cable Car Project	**17**	**(17)**	**–**	**–**	**–**	**–**
– West Island Link	**16**	**–**	**–**	**5**	**(21)**	**–**
– South Island Line	**–**	**–**	**–**	**25**	**–**	**25**
– Airport Exhibition Centre Project	**–**	**–**	**–**	**3**	**–**	**3**
– Other	**1**	**–**	**–**	**–**	**(1)**	**–**
	106	**(17)**	**10**	**27**	**(22)**	**104**
2002						
Deferred finance charges	133	–	(53)	(8)	–	72
Expenditure on proposed capital projects						
– Penny's Bay Rail Link	68	(68)	–	–	–	–
– North Island Link	77	–	–	8	(85)	–
– Shatin Central Link	42	–	–	–	(42)	–
– Tung Chung Cable Car Project	6	–	–	11	–	17
– West Island Link	–	–	–	16	–	16
– Other	–	–	–	1	–	1
	326	(68)	(53)	28	(127)	106

Deferred expenditures relating to the Tung Chung Cable Car Project were transferred to Railway Construction in Progress upon signing of the Tung Chung Cable Car Project Agreement with the Government in November 2003.

18 Interest in non-controlled subsidiary

The Group and the Company had the following interest in a non-controlled subsidiary at 31 December 2003:

in HK$ million	The Group 2003	The Group 2002 (Note 43A)	The Company 2003	The Company 2002
Unlisted shares, *at cost*	**–**	–	**24**	24
Share of net assets	**110**	87	**–**	–
	110	87	**24**	24

Name of company	Issued and paid up ordinary share capital	Interest in equity shares held by the Company	Place of incorporation	Principal activities
Octopus Cards Limited	HK$42,000,000	57.4%	Hong Kong	Development and operation of smart card system

In June 1994, the Company entered into an agreement with four local transport companies, Kowloon-Canton Railway Corporation, The Kowloon Motor Bus Company (1933) Limited (subsequently replaced by KMB Public Bus Services Holdings Limited), Citybus Limited and The Hongkong and Yaumati Ferry Co., Limited (subsequently replaced by New World First Bus Services Limited and New World First Ferry Services Limited), to incorporate a company, Creative Star Limited, now Octopus Cards Limited ("OCL"), to undertake the development and operation of the "Octopus" contactless smart card ticketing system, which was initially used by the shareholding transport companies. Although the Company holds a majority interest in the issued shares of OCL, its appointees to the Board of Directors of OCL are limited to 49% of the voting rights at board meetings. The shareholders have agreed to provide the necessary funding to OCL for its operations and for the development of the "Octopus" system.

On 20 April 2000, OCL received approval from The Hong Kong Monetary Authority to become a deposit-taking company ("DTC") for purposes of extending the use of Octopus cards to a wider range of services, including those that are non-transport related. Prior to becoming a DTC, the Octopus card was exempted from the definition of "multi-purpose card" under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) on the basis that its use was restricted to transport related services only. In connection with the application, the Company and the other shareholders of OCL injected HK$28 million and HK$42 million in the form of subordinated loan and share capital respectively into OCL on 18 April 2000 in order to fulfill the capital requirements pursuant to the Banking Ordinance. The contributions were made in proportion to each shareholder's interest in the shares of OCL.

On 17 January 2001, the Company entered into a new Shareholders' Agreement with the other shareholders of OCL. Under this agreement, the Company disposed of a shareholding interest of 10.4% in OCL to certain other shareholders of OCL for a consideration of HK$16 million, together with a deferred consideration to be received in the event of OCL subsequently becoming a stock exchange listed company. In 2002, OCL fully repaid the Company's subordinated loans.

During the year ended 31 December 2003, a total amount of HK$46 million *(2002: HK$45 million)* was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, load agent fees and fees for handling Octopus card issuance and refund amounting to HK$10 million *(2002: HK$11 million)* and HK$5 million *(2002: Nil)* respectively were received from OCL in respect of services and facilities provided by the Company at various MTR stations.

In addition, services fees amounting to HK$2 million *(2002: HK$2 million)* were received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

18 Interest in non-controlled subsidiary (continued)

The condensed profit and loss account and the balance sheet for OCL are shown below:

Profit and loss account

Year ended 31 December *in HK$ million*	**2003 (Audited)**	2002 (Audited and restated)
Turnover	**177**	170
Other operating income	**62**	58
	239	228
Staff costs	**(54)**	(53)
Load agent fees and bank charges for add value services	**(31)**	(28)
Other expenses	**(62)**	(48)
Operating profit before depreciation	**92**	99
Depreciation	**(80)**	(61)
Operating profit before interest and finance charges	**12**	38
Net interest income	**28**	30
Profit before taxation	**40**	68
Income tax	**(1)**	(4)
Profit for the year	**39**	64
Group's share of profit before taxation	**23**	39

Balance sheet

At 31 December *in HK$ million*	**2003 (Audited)**	2002 (Audited and restated)
Assets		
Fixed assets	**243**	306
Investments	**704**	590
Cash at banks and in hand	**327**	236
Other assets	**91**	67
	1,365	1,199
Liabilities		
Card floats and card deposits due to cardholders	**(1,075)**	(996)
Amounts due to shareholders	**(22)**	(18)
Other liabilities	**(76)**	(33)
	(1,173)	(1,047)
Net assets	**192**	152
Shareholders' funds		
Share capital	**42**	42
Retained profits	**150**	110
	192	152
Group's share of net assets	**110**	87

19 Investments in subsidiaries

The Company

in HK$ million	**2003**	2002
Unlisted shares, *at cost*	**181**	166
Less: Impairment losses	**3**	3
	178	163

The following list contains details of subsidiaries as at 31 December 2003, other than the non-controlled subsidiary the relevant details of which are disclosed in note 18. All of these are controlled subsidiaries as defined under note 1C and have been consolidated into the Group's financial statements.

		Proportion of ownership interest				
Name of company	Issued and paid up ordinary/registered share capital	Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Fasttrack Insurance Ltd.	HK$77,500,000	100%	100%	–	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$1,000	100%	100%	–	Cayman Islands	Finance
MTR Finance Lease (001) Limited	US$1	100%	100%	–	Cayman Islands	Finance
MTR Engineering Services Limited	HK$1,000	100%	100%	–	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$2	100%	100%	–	Hong Kong	Property agency
MTR Travel Limited	HK$2,500,000	100%	100%	–	Hong Kong	Travel services
MTR Consulting (Shenzhen) Co. Ltd.	HK$1,000,000	100%	100%	–	The People's Republic of China (Incorporated)	Railway consultancy services
MTR Corporation (Singapore) Pte. Ltd.	S$50,000	100%	100%	–	Singapore	Railway consultancy services
MTR (Shanghai Consultancy) Company Limited	HK$1,000	100%	100%	–	Hong Kong	Railway consultancy services
MTR (Shanghai Project Management) Limited	HK$1,000	100%	100%	–	Hong Kong	Railway consultancy services
Shanghai Hong Kong Metro Construction Management Co. Ltd.	HK$15,000,000	60%	–	60%	The People's Republic of China (Incorporated)	Railway construction management
MTR China Property Limited	HK$1,000	100%	100%	–	Hong Kong	Property management
Shenzhen Donghai Anbo Property Management Co. Ltd.	RMB3,000,000	51%	–	51%	The People's Republic of China (Incorporated)	Property management
Beijing Premier Property Management Co. Ltd.	US$150,000	60%	–	60%	The People's Republic of China (Incorporated)	Property management
MTR Telecommunication Company Limited	HK$100,000,000	100%	100%	–	Hong Kong	Radio communication services
TraxComm Limited	HK$15,000,000	100%	100%	–	Hong Kong	Fixed telecommunication network services
Hong Kong Cable Car Limited	HK$1,000	100%	100%	–	Hong Kong	Dormant
Lantau Cable Car Limited	HK$1,000	100%	100%	–	Hong Kong	Dormant
MTR (Estates Management) Limited	HK$1,000	100%	100%	–	Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited	HK$1,000	100%	100%	–	Hong Kong	Dormant

No dividend has been paid or is payable to the Company by the above subsidiaries for the year ended to 31 December 2003 *(2002: Nil)*.

20 Staff housing loans

The Group and The Company

in HK$ million	Balance at 1 Jan	Redemption	Repayment	Reduction in provision	Balance at 31 Dec
2003					
Housing loans receivable	**84**	**(9)**	**(8)**	**–**	**67**
Less: General provision	**–**	**–**	**–**	**–**	**–**
	84	**(9)**	**(8)**	**–**	**67**
2002					
Housing loans receivable	128	(34)	(10)	–	84
Less: General provision	1	–	–	(1)	–
	127	(34)	(10)	1	84

The Group and The Company

in HK$ million	**2003**	2002
Amount receivable:		
– within 1 year	**7**	9
– after 1 year	**60**	75
	67	84

The MTR Staff Housing Loan Scheme, a Company financed scheme, was introduced in 1997 to replace, on a phased basis, the previous arrangements whereby interest subsidies were paid by the Company to eligible employees. All housing loans granted to employees carry interest either at the prevailing Best Lending Rate less 1.75% per annum or at the Company's Average Cost of Borrowings plus 0.75% per annum, and are secured by mortgage over the relevant properties.

21 Properties held for sale

The Group and The Company

in HK$ million	**2003**	2002
Properties held for sale		
– at cost	**405**	271
– at net realisable value	**407**	523
	812	794

The properties held for sale at 31 December 2002 and 2003 comprised residential units, retail and car parking spaces at the Olympic Station and Kowloon Station developments. They are properties received by the Company, either as property sharing in kind or as part of the profit distribution upon completion of the development (note 6). The properties are stated in the balance sheet at the lower of cost, which is deemed to be their net realisable value upon recognition (note 1I(vii)), or their net realisable value at the balance sheet date. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. The net realisable values as at 31 December 2002 and 2003 are determined by reference to an open market valuation of the properties as at those dates, undertaken by DTZ Debenham Tie Leung, Chartered Surveyors.

Properties held for sale at net realisable value are stated net of general provision, made in order to state these properties at the lower of their cost and estimated net realisable value. The amount of write-down of properties to estimated net realisable value recognised in the consolidated profit and loss account is HK$16 million *(2002: HK$44 million)*.

22 Stores and spares

The Group and The Company

in HK$ million	**2003**	2002
Stores and spares expected to be consumed:		
– within 1 year	**126**	138
– after 1 year	**136**	127
	262	265
Less: Specific provision for obsolete stock	**13**	6
	249	259

Stores and spares expected to be consumed after 1 year comprise mainly contingency spares and stocks kept to meet cyclical maintenance requirements.

23 Debtors, deposits and payments in advance

	The Group		**The Company**	
in HK$ million	**2003**	2002	**2003**	2002
Debtors (net of specific allowances for bad and doubtful debts), deposits and payments in advance relate to:				
– Tseung Kwan O Extension Project	**–**	1	**–**	1
– Railway operations and other projects	**1,153**	726	**1,160**	717
	1,153	727	**1,160**	718

The Group's credit policy in respect of receivables arising from its principal activities are as follows:

(i) Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

(ii) Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

(iii) Debtors in relation to contracts and capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

The ageing analysis of debtors included above is as follows:

	The Group		**The Company**	
in HK$ million	**2003**	2002	**2003**	2002
Amount not yet due	**775**	548	**772**	546
Overdue by 30 days	**67**	82	**65**	80
Overdue by 60 days	**16**	10	**16**	10
Overdue by 90 days	**9**	4	**8**	4
Overdue by more than 90 days	**10**	13	**9**	12
Total debtors	**877**	657	**870**	652
Deposits and payments in advance	**276**	70	**290**	66
	1,153	727	**1,160**	718

23 Debtors, deposits and payments in advance (continued)

As at 31 December 2003, all debtors, deposits and payments in advance were expected to be recovered within one year except for HK$238 million *(2002: HK$25 million)* included in the amounts relating to railway operations and other projects, which were expected to be recovered after one year.

Included in amount not yet due are HK$328 million *(2002: HK$70 million)* receivable from property purchasers, which are due for payment in accordance with the terms of individual agreements on sales and purchases.

24 Amounts due from the Government and other related parties

	The Group		The Company	
in HK$ million	**2003**	2002	**2003**	2002
Amounts due from:				
– the Government	**68**	57	**68**	57
– the Housing Authority	**11**	30	**11**	30
– the Kowloon-Canton Railway Corporation ("KCRC")	**3**	8	**3**	8
– non-controlled subsidiary	**2**	–	**2**	-
– other subsidiaries of the Company (net of provision for losses)	**–**	–	**91**	198
	84	95	**175**	293

The amount due from the Government relates to outstanding receivable and retention, as well as provision for contract claims recoverable from the Government, in connection with infrastructure works entrusted to the Company.

The amount due from the Housing Authority relates to site formation works entrusted to the Company by the Housing Authority in respect of the Tseung Kwan O Extension Project. The entrustment enabled early possession of a site by the Group to facilitate railway construction.

The amount due from KCRC relates to works entrusted to the Company in connection with the provision of interchange stations between the MTR and KCRC systems.

As at 31 December 2003, the contract retentions on the above entrusted works due for release after one year were HK$6 million *(2002: HK$7 million)*. All other amounts due from the Government and other related parties were expected to be received within 12 months.

25 Cash and cash equivalents

	The Group		The Company	
in HK$ million	**2003**	2002	**2003**	2002
Deposits with banks and other financial institutions	**135**	1,651	**135**	1,524
Cash at banks and in hand	**241**	67	**40**	39
Cash and cash equivalents in the balance sheet	**376**	1,718	**175**	1,563
Bank overdrafts (Note 26B)	**(12)**	(34)	**(12)**	(34)
Cash and cash equivalents in the cash flow statement	**364**	1,684	**163**	1,529

During the year, the Group recognised property development profit out of deferred income and received properties as sharing in kind totalling HK$5,320 million *(2002: HK$3,751 million)*, which were transactions not involving movements of cash or cash equivalents.

26 Loans and obligations under finance leases

A By type

The Group

in HK$ million	Balance at year end closing rate **2003**	Exchange (gain)/loss on related forward exchange contracts **2003**	Balance **2003**	Balance 2002
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	**2,329**	**(5)**	**2,324**	2,324
US dollar Global notes due 2009	**5,823**	**11**	**5,834**	5,835
US dollar Global notes due 2010	**4,658**	**19**	**4,677**	4,679
Debt issuance programme notes due 2005	**194**	**–**	**194**	195
	13,004	**25**	**13,029**	13,033
Unlisted:				
Debt issuance programme notes due 2003 to 2018	**6,726**	**4**	**6,730**	7,534
HK dollar note issuance programme notes due 2003	**–**	**–**	**–**	500
HK dollar notes due 2004 to 2008	**2,350**	**–**	**2,350**	2,350
HK dollar retail bonds due 2004 to 2006	**3,500**	**–**	**3,500**	3,500
	12,576	**4**	**12,580**	13,884
Total capital market instruments	**25,580**	**29**	**25,609**	26,917
Bank loans and overdrafts	**5,928**	**(17)**	**5,911**	5,983
	31,508	**12**	**31,520**	32,900
Obligations under finance leases (Note 26C)	**505**	**–**	**505**	608
Total	**32,013**	**12**	**32,025**	33,508

The Company

in HK$ million	Balance at year end closing rate **2003**	Exchange (gain)/loss on related forward exchange contracts **2003**	Balance **2003**	Balance 2002
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	**2,329**	**(5)**	**2,324**	2,324
US dollar Global notes due 2009	**5,823**	**11**	**5,834**	5,835
US dollar Global notes due 2010	**4,658**	**19**	**4,677**	4,679
Debt issuance programme notes due 2005	**194**	**–**	**194**	195
	13,004	**25**	**13,029**	13,033
Unlisted:				
Debt issuance programme notes due 2003 to 2018	**1,631**	**–**	**1,631**	4,884
HK dollar note issuance programme notes due 2003	**–**	**–**	**–**	500
	1,631	**–**	**1,631**	5,384
Total capital market instruments	**14,635**	**25**	**14,660**	18,417
Bank loans and overdrafts	**5,928**	**(17)**	**5,911**	5,983
	20,563	**8**	**20,571**	24,400
Obligations under finance leases (Note 26C)	**505**	**–**	**505**	608
Total	**21,068**	**8**	**21,076**	25,008

26 Loans and obligations under finance leases (continued)

As at 31 December 2003, the Group had available undrawn committed bank loan facilities amounting to HK$6,700 million *(2002: HK$6,000 million)*. In addition, the Group had a number of uncommitted facilities with undrawn amounts totalling HK$12,728 million *(2002: HK$11,943 million)*, comprising a multi-currency debt issuance programme and short-term bank loan facilities.

B By repayment terms

The Group

in HK$ million	Capital market instruments **2003**	Bank loans and overdrafts **2003**	Obligations under finance leases **2003**	Total **2003**	Total 2002
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	**14,076**	**182**	**–**	**14,258**	11,737
Amounts repayable within a period of between 2 and 5 years	**2,950**	**5,218**	**272**	**8,440**	8,380
Amounts repayable within a period of between 1 and 2 years	**4,318**	**73**	**121**	**4,512**	8,600
Amounts repayable within 1 year	**4,265**	**73**	**112**	**4,450**	4,757
	25,609	**5,546**	**505**	**31,660**	33,474
Bank overdrafts	**–**	**12**	**–**	**12**	34
Short-term loans	**–**	**353**	**–**	**353**	–
	25,609	**5,911**	**505**	**32,025**	33,508

The Company

in HK$ million	Capital market instruments **2003**	Bank loans and overdrafts **2003**	Obligations under finance leases **2003**	Total **2003**	Total 2002
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	**10,977**	**182**	**–**	**11,159**	11,237
Amounts repayable within a period of between 2 and 5 years	**–**	**5,218**	**272**	**5,490**	4,330
Amounts repayable within a period of between 1 and 2 years	**2,718**	**73**	**121**	**2,912**	5,150
Amounts repayable within 1 year	**965**	**73**	**112**	**1,150**	4,257
	14,660	**5,546**	**505**	**20,711**	24,974
Bank overdrafts	**–**	**12**	**–**	**12**	34
Short-term loans	**–**	**353**	**–**	**353**	–
	14,660	**5,911**	**505**	**21,076**	25,008

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

26 Loans and obligations under finance leases (continued)

C Obligations under finance leases

As at 31 December 2003, the Group and the Company had obligations under finance leases repayable as follows:

The Group and The Company

in HK$ million	Present value of the minimum lease payments **2003**	Interest expense relating to future periods **2003**	Total minimum lease payments **2003**	Present value of the minimum lease payments 2002	Interest expense relating to future periods 2002	Total minimum lease payments 2002
Amounts repayable within a period of between 2 and 5 years	**272**	**28**	**300**	393	57	450
Amounts repayable within a period of between 1 and 2 years	**121**	**29**	**150**	112	38	150
Amounts repayable within 1 year	**112**	**38**	**150**	103	47	150
	505	**95**	**600**	608	142	750

Obligations under finance lease are the Group's and the Company's commitments to make future payments to New Hong Kong Tunnel Company Limited under the management agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 14E).

D Bonds and notes issued and redeemed

Bonds and notes issued during the year ended 31 December 2002 and 2003 comprise:

The Group

	2003		2002	
in HK$ million	Principal amount	Net consideration received	Principal amount	Net consideration received
Debt issuance programme notes	**3,099**	**3,091**	–	–
HK dollar retail bonds	**–**	**–**	3,500	3,553
	3,099	**3,091**	3,500	3,553

All the above bonds and notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The bonds and notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

During the year, the Group redeemed HK$500 million *(2002: Nil)* unlisted Hong Kong dollar notes upon maturity.

E Guarantees

There were no guarantees given by the Government in respect of loan facilities as at 31 December 2003 and 2002.

26 Loans and obligations under finance leases (continued)

F Interest rates

The total borrowings, excluding obligations under finance leases, of HK$31,520 million *(2002: HK$32,900 million)* comprise:

The Group

	2003		2002	
	Loan amount HK$ million	Interest rate % p.a.	Loan amount HK$ million	Interest rate % p.a.
Fixed rate loans and loans swapped to fixed rates	**19,358**	**2.2 – 8.4**	20,325	4.3 – 8.4
Variable rate loans and loans swapped from fixed rate	**12,162**	**(Note)**	12,575	(Note)
	31,520		32,900	

The Company

	2003		2002	
	Loan amount HK$ million	Interest rate % p.a.	Loan amount HK$ million	Interest rate % p.a.
Fixed rate loans and loans swapped to fixed rates	**8,659**	**2.2 – 8.4**	12,075	4.3 – 8.4
Variable rate loans and loans swapped from fixed rate	**11,912**	**(Note)**	12,325	(Note)
	20,571		24,400	

Note: Interest rates are determined by reference to either the Hong Kong prime rate, the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

27 Off-balance sheet financial instruments

The Group has employed off-balance sheet derivative instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risk associated with the Group's liabilities and not for trading or speculation purposes.

The contracted notional amounts of derivative instruments outstanding by maturity and type at 31 December 2003 are as follows:

The Group and The Company

	2003				2002
	Maturing in				
Notional amount *in HK$ million*	Less than 2 years	2-5 years	Over 5 years	Total	Total
Foreign exchange forwards	**844**	**77**	**–**	**921**	495
Cross currency and interest rate swaps	**4,542**	**60**	**8,777**	**13,379**	13,514
Interest rate swaps and options	**11,950**	**5,600**	**3,021**	**20,571**	22,910
	17,336	**5,737**	**11,798**	**34,871**	36,919

There are four main categories of risk related to using derivative instruments, namely market risk, credit risk, operational risk and legal risk. Since the Group employs derivative instruments purely for hedging purposes, it is not exposed to market risk because any change in market values will be offset by an opposite change in the market values of the underlying liabilities being hedged.

The Group manages credit risk by assigning limits to counter-parties and by dealing only with financial institutions with acceptable credit ratings. The Group further monitors its credit exposure by estimating the fair market values plus any potential adverse movement in the values of the derivative instruments employed. The Group has not experienced non-performance by any counter-party.

The Group has internal control measures to safeguard compliance with policies and procedures to minimise operational risk. Standardised or master agreements are used whenever practicable to reduce legal risk and credit exposure.

28 Creditors, accrued charges and provisions

in HK$ million	The Group 2003	The Group 2002	The Company 2003	The Company 2002
Creditors, accrued charges and provisions				
– Airport Railway Project	**242**	282	**242**	282
– Tseung Kwan O Extension Project	**256**	814	**256**	814
– Property Projects	**359**	281	**359**	281
– Railway operations and other projects	**2,495**	2,379	**2,408**	2,301
Gross amount due to customers for contract work	**68**	4	**7**	4
	3,420	3,760	**3,272**	3,682

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The aggregate amount of costs incurred plus recognised profits less recognised losses to date, included in the gross amount due to customers for contract work at 31 December 2003, is HK$121 million *(2002: Nil)*.

The gross amount due to customers for contract work at 31 December 2003 that is expected to be settled after more than one year is HK$56 million *(2002: Nil)*.

The analysis of creditors included above by due dates is as follows:

in HK$ million	The Group 2003	The Group 2002	The Company 2003	The Company 2002
Due within 30 days or on demand	**541**	547	**516**	531
Due after 30 days but within 60 days	**590**	667	**559**	654
Due after 60 days but within 90 days	**75**	50	**74**	47
Due after 90 days	**1,767**	2,043	**1,681**	2,006
	2,973	3,307	**2,830**	3,238
Rental and other refundable deposits	**297**	295	**292**	286
Accrued employee benefits	**150**	158	**150**	158
Total	**3,420**	3,760	**3,272**	3,682

Creditors, accrued charges and provisions in respect of the Airport Railway and Tseung Kwan O Extension projects include provisions for claims on completed contracts, which were capitalised as part of the railway assets upon commissioning of the Tung Chung and Airport Express Lines in 1998 and the Tseung Kwan O Line in August 2002. Most of these claims have been resolved and it is anticipated that, subject to unforeseen circumstances, the remaining amount required to be paid will be sufficiently covered by the above mentioned provisions of the respective projects. The carrying amounts of such claim provisions and their movements are not separately disclosed in view of their commercial sensitivity.

As at 31 December 2003, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$729 million *(2002: HK$382 million)* included in the amounts relating to railway operations and other projects, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators.

29 Contract retentions

The Group and The Company

in HK$ million	Due for release after 12 months	Due for release within 12 months	Total
2003			
Tseung Kwan O Extension Project	**–**	**99**	**99**
Property Projects	**–**	**9**	**9**
Railway operations and other projects	**89**	**114**	**203**
	89	**222**	**311**
2002			
Tseung Kwan O Extension Project	–	237	237
Property Projects	–	31	31
Railway operations and other projects	62	166	228
	62	434	496

30 Amounts due to the Government and other related parties

The following are amounts due to the Government and Airport Authority in respect of works entrusted to them by the Group and the amounts due to the subsidiaries:

	The Group		**The Company**	
in HK$ million	**2003**	2002	**2003**	2002
Amounts due to:				
– the Government	**113**	129	**113**	129
– the Airport Authority	**48**	76	**48**	76
– non-controlled subsidiary	**–**	4	**–**	4
– the Company's subsidiaries	**–**	–	**11,074**	8,590
	161	209	**11,235**	8,799

As at 31 December 2003, HK$100 million *(2002: HK$209 million)* due to the Government and Airport Authority and HK$125 million *(2002: HK$90 million)* due to the subsidiaries are expected to be settled within one year.

31 Deferred liabilities

The Group and The Company

in HK$ million	**2003**	2002
Estate management funds		
– Refundable deposits on managed properties	**33**	31
– Building maintenance and asset replacement reserve funds	**53**	54
	86	85

32 Deferred income

The Group and The Company

in HK$ million	**2003**	2002
Deferred income on property development (note 16B)	**4,924**	6,226
Deferred income on lease out and lease back transaction (note 14G)	**141**	–
Less: Amount recognised as income	**4**	–
	137	–
	5,061	6,226

33 Income tax in the balance sheet

A Taxes payable in the consolidated balance sheet comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current tax rates of taxation ruling in the relevant countries.

B Deferred tax assets and liabilities recognised

The components of deferred tax assets and liabilities recognised in the balance sheet and the movements during the year are as follows:

The Group and The Company

	Deferred tax arising from				
in HK$ million	Depreciation allowances in excess of related depreciation	Revaluation of properties	Provision and other temporary differences	Tax losses	Total
2003					
At 1 January 2003					
– as previously reported	–	–	–	–	–
– prior period adjustments	**7,684**	–	**(83)**	**(4,349)**	**3,252**
– as restated	**7,684**	–	**(83)**	**(4,349)**	**3,252**
Charged/(credited) to consolidated profit and loss account	**1,069**	–	**(28)**	**(297)**	**744**
Charged to reserves (Note 35)	–	**4**	–	–	**4**
At 31 December 2003	**8,753**	**4**	**(111)**	**(4,646)**	**4,000**
2002					
At 1 January 2002					
– as previously reported	–	–	–	–	–
– prior period adjustments	7,151	–	(79)	(4,450)	2,622
– as restated	7,151	–	(79)	(4,450)	2,622
Charged/(credited) to consolidated profit and loss account	533	–	(4)	101	630
At 31 December 2002	7,684	–	(83)	(4,349)	3,252

The Group and The Company

in HK$ million	**2003**	2002
Net deferred tax liability recognised in the balance sheet	**4,000**	3,252

34 Share capital, share premium and capital reserve

in HK$ million	**2003**	2002
Authorised:		
6,500,000,000 shares of HK$1.00 each	**6,500**	6,500
Issued and fully paid:		
5,288,695,393 shares *(2002: 5,158,748,655 shares)* of HK$1.00 each	**5,289**	5,159
Share premium	**2,609**	1,563
Capital reserve	**27,188**	27,188
	35,086	33,910

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the year comprise:

			Proceeds credited to		
	Number of shares	Option/ scrip price *HK$*	Share capital account *HK$ million*	Share premium account *HK$ million*	Total *HK$ million*
Employee share options exercised	10,489,500	8.44	10	78	88
Issued as 2002 final scrip dividends	82,018,666	8.80	82	640	722
Issued as 2003 interim scrip dividends	37,438,572	9.79	38	328	366
	129,946,738		130	1,046	1,176

Outstanding share options under the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme as at 31 December 2003 are disclosed in note 42.

35 Other reserves

The Group

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Retained profits	Total
2003				
Balance as at 1 January 2003 as previously reported	**6,406**	**24**	**16,487**	**22,917**
Prior period adjustment in respect of deferred tax (Note 43A)	**–**	**–**	**(3,253)**	**(3,253)**
Balance as at 1 January 2003 as restated	**6,406**	**24**	**13,234**	**19,664**
Dividends paid	**–**	**–**	**(2,178)**	**(2,178)**
Surplus/(Deficits) on revaluation, net of deferred tax (Notes 14 and 33)	**276**	**(6)**	**–**	**270**
Profit for the year	**–**	**–**	**4,450**	**4,450**
Balance as at 31 December 2003	**6,682**	**18**	**15,506**	**22,206**
2002				
Balance as at 1 January 2002 as previously reported	6,518	116	14,407	21,041
Prior period adjustment in respect of deferred tax (Note 43A)	–	–	(2,620)	(2,620)
Balance as at 1 January 2002 as restated	6,518	116	11,787	18,421
Dividends paid	–	–	(2,132)	(2,132)
Deficits on revaluation	(112)	(92)	–	(204)
Profit for the year (as restated)	–	–	3,579	3,579
Balance as at 31 December 2002	6,406	24	13,234	19,664

The Company

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Retained profits	Total
2003				
Balance as at 1 January 2003 as previously reported	**6,406**	**24**	**16,356**	**22,786**
Prior period adjustment in respect of deferred tax (Note 43A)	**–**	**–**	**(3,252)**	**(3,252)**
Balance as at 1 January 2003 as restated	**6,406**	**24**	**13,104**	**19,534**
Dividends paid	**–**	**–**	**(2,178)**	**(2,178)**
Surplus/(Deficits) on revaluation, net of deferred tax (Notes 14 and 33)	**276**	**(6)**	**–**	**270**
Profit for the year	**–**	**–**	**4,379**	**4,379**
Balance as at 31 December 2003	**6,682**	**18**	**15,305**	**22,005**
2002				
Balance as at 1 January 2002 as previously reported	6,518	116	14,346	20,980
Prior period adjustment in respect of deferred tax (Note 43A)	–	–	(2,622)	(2,622)
Balance as at 1 January 2002 as restated	6,518	116	11,724	18,358
Dividends paid	–	–	(2,132)	(2,132)
Deficits on revaluation	(112)	(92)	–	(204)
Profit for the year (as restated)	–	–	3,512	3,512
Balance as at 31 December 2002	6,406	24	13,104	19,534

35 Other reserves (continued)

The investment property and fixed asset revaluation reserves were set up to deal with the surpluses or deficits arising from the revaluation of investment properties and self-occupied office land and buildings respectively (note 1E).

The investment property and fixed asset revaluation reserves are not available for distribution to shareholders because they do not constitute realised profits. As at 31 December 2003, the total amount of reserves available for distribution to shareholders under the Hong Kong Companies Ordinance amounted to HK$15,305 million *(2002: HK$13,104 million, as restated).*

Included in the Group's retained profits as at 31 December 2003 is an amount of HK$86 million *(2002: HK$64 million)*, being the retained profits attributable to the non-controlled subsidiary.

36 Retirement Schemes

The Company operates two occupational retirement schemes, the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") and a top-up scheme, the MTR Corporation Limited Retention Bonus Scheme (the "RBS"). In addition, in accordance with the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Company has set up an MPF Scheme on 1 December 2000 by participating in a master trust scheme provided by an independent MPF service provider. Employees eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme while temporary employees are required to join the MPF Scheme.

The assets of these schemes are held under the terms of separate trust arrangements. These trusts ensure that the assets are kept separate from those of the Company.

A Retirement Scheme

The Retirement Scheme was established under trust at the beginning of 1977. The Retirement Scheme contains both defined benefit and defined contribution elements. The Retirement Scheme was registered under the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) ("ORSO") with effect from 31 October 1994. On 3 July 2000, exemption was granted by the MPF Authority to maintain the Retirement Scheme and offer it as an alternative to the MPF Scheme.

The Retirement Scheme provides both a hybrid benefit section and a defined contribution benefit section, offering benefits on retirement, permanent disability, death and leaving service to its members. The hybrid benefit section provides benefits based on the greater of a multiple of final salary and accumulated contributions with investment returns. The defined contribution benefit section, which was implemented on 1 April 1999, is a member choice plan which provides retirement benefits based on accumulated contributions and investment returns only. Promotees who are promoted after 1 April 1999 can choose to join either the defined contribution benefit section or to remain in the hybrid benefit section. As the hybrid benefit section was closed to new entrants on 31 March 1999, staff joining the Company on or after 1 April 1999 who would be eligible to join the Retirement Scheme can choose to join either the defined contribution benefit section or, commencing 1 December 2000, the MPF Scheme.

(a) The hybrid benefit section

Members' contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation. At 31 December 2003, the total membership was 6,093 *(2002: 6,397)*. In 2003, members contributed HK$70 million *(2002: HK$75 million)* and the Company contributed HK$238 million *(2002: HK$256 million)* to the hybrid benefit section. The net asset value of the hybrid benefit section as at 31 December 2003 was HK$4,639 million *(2002: HK$3,769 million).*

(b) The defined contribution benefit section

Both members' and the Company's contributions to the defined contribution benefit section are based on fixed percentages of members' basic salary. As at 31 December 2003, the total membership under this section was 405 *(2002: 363)*. In 2003, total members' contributions were HK$5.3 million *(2002: HK$5.2 million)* and the total contribution from the Company was HK$11.1 million *(2002: HK$10.6 million)*. The net asset value as at 31 December 2003 was HK$49.5 million *(2002: HK$28.6 million)*.

According to the terms of the trust deed, forfeitures were transferred to the reserve account to be utilised at the discretion of the Company.

(c) Actuarial valuations

Actuarial valuations are carried out annually in accordance with the ORSO. A full actuarial valuation of the Retirement Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at 31 December 2003 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using the Attained Age Method. The principal actuarial assumptions used included a long-term rate of investment return net of salary increases of 2.0% *(2002: 2.25%)* per annum, together with appropriate allowances for expected rates of mortality, turnover, redundancy and retirement and an adjustment for salary increases expected over the short term. The actuary confirmed that, at the valuation date:

(i) the Scheme was solvent, with assets more than adequate to cover the aggregate value of members' vested benefits had all members left the Scheme; and

(ii) the value of the Scheme's assets was more than sufficient to cover the aggregate past service liability on the assumption that the Scheme continued in force.

B RBS

The RBS was established under trust as of 1 January 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service up to 31 December 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from 1 December 1995. As at 31 December 2003, there were 424 members *(2002: 520)* under the RBS.

The RBS is non-contributory for members. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2003, the Company's contributions amounted to HK$2 million *(2002: HK$2 million)*. The net asset value of the RBS as at 31 December 2003 was HK$14 million *(2002: HK$23 million)*.

Actuarial valuations are carried out annually. A full actuarial valuation of the RBS was carried out at 31 December 2003 by Towers, Perrin, Forster & Crosby, Inc. using the Attained Age Method. The principal actuarial assumptions used included an expected weighted rate of investment return net of salary increases, of approximately 0% *(2002: 1.25%)* per annum, together with appropriate allowance for expected rates of redundancy. The actuary confirmed that, at the valuation date:

(i) due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and

(ii) the value of the RBS assets, together with the future contributions recommended by the actuary and to be adopted by the Company, would be sufficient to meet the liabilities of the RBS on an on-going basis.

C MPF Scheme

Effective from the MPF commencement date of 1 December 2000, the Company joined The Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority and authorised by the Securities and Futures Commission. As at 31 December 2003, the total number of employees of the Company participating in the MPF Scheme was 504 *(2002: 502)*. In 2003, total members' contributions were HK$1.7 million *(2002: HK$2.0 million)* and total contribution from the Company was HK$2.0 million *(2002: HK$2.3 million)*.

37 Defined benefit retirement plan obligations

The Group makes contributions to two defined benefit plans that provide benefits for employees upon retirement or termination of services for other reasons (note 36). The movements in respect of these defined benefit plans during the year are summarised as follows:

A The amounts recognised in the balance sheets:

The Group and The Company

in HK$ million	Retirement Scheme **2003**	RBS **2003**	Total **2003**	Retirement Scheme 2002	RBS 2002	Total 2002
Present value of funded obligations	**4,277**	**14**	**4,291**	3,775	31	3,806
Fair value of plan assets	**(4,638)**	**(14)**	**(4,652)**	(3,768)	(23)	(3,791)
Net unrecognised actuarial gains/(losses)	**322**	**2**	**324**	(6)	(6)	(12)
Net (asset)/liability	**(39)**	**2**	**(37)**	1	2	3

The plans had no investment in shares or debt securities issued by the Company.

B Movements in the net (asset)/liability recognised in the balance sheets:

The Group and The Company

in HK$ million	Retirement Scheme **2003**	RBS **2003**	Total **2003**	Retirement Scheme 2002	RBS 2002	Total 2002
At 1 January	**1**	**2**	**3**	44	1	45
Contributions paid to the Schemes	**(238)**	**(2)**	**(240)**	(256)	(2)	(258)
Expense recognised (Note 37C)	**198**	**2**	**200**	213	3	216
At 31 December	**(39)**	**2**	**(37)**	1	2	3

C Expense recognised in the consolidated profit and loss account:

in HK$ million	Retirement Scheme **2003**	RBS **2003**	Total **2003**	Retirement Scheme 2002	RBS 2002	Total 2002
Current service cost	**235**	**–**	**235**	220	3	223
Interest cost	**195**	**1**	**196**	220	1	221
Expected return on plan assets	**(232)**	**(1)**	**(233)**	(227)	(1)	(228)
Net actuarial loss recognised	**–**	**2**	**2**	–	–	–
Expense recognised (Note 37B)	**198**	**2**	**200**	213	3	216
Less: Amount capitalised	**42**	**2**	**44**	64	3	67
	156	**–**	**156**	149	–	149

The retirement expense is recognised under staff costs and related expenses in the consolidated profit and loss account.

37 Defined benefit retirement plan obligations (continued)

D Actual gain/(loss) on plan assets

in HK$ million	**2003**	2002
MTRCL Retirement Scheme	**791**	(60)
MTRCL Retention Bonus Scheme	**–**	1

E The principal actuarial assumptions used as at 31 December 2003 (expressed as weighted average) are as follows:

	Retirement Scheme **2003**	RBS **2003**	Retirement Scheme 2002	RBS 2002
Discount rate at 31 December	**5.25%**	**1.25%**	5.25%	1.50%
Expected rate of return on plan assets	**6.00%**	**1.50%**	6.00%	2.00%
Future salary increases	**4.00%**	**1.50%**	3.75%	0.75%

38 Construction projects

A Penny's Bay Rail Link

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Penny's Bay Rail Link was signed on 24 July 2002.

Since the signing of the Agreement, all major contracts of the project have been awarded and the construction works are well underway. The project is on programme and scheduled to be completed and opened for service on 1 July 2005.

In view of most of the contracts being awarded at prices within the engineer's estimate, it is expected that the capital cost estimate of the project will not exceed the original budget of HK$2 billion.

At 31 December 2003, the Company had incurred expenditure of HK$883 million *(2002: HK$285 million)* on the project and had authorised outstanding commitments on contracts totalling HK$446 million *(2002: HK$825 million)* related to the project.

B Tung Chung Cable Car Project

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Tung Chung Cable Car Project was signed on 19 November 2003.

The opening of Cable Car service to the Public is planned for early 2006. The capital cost estimate for the project based on the defined scope of works and programme is HK$950 million.

Subsequent to the signing of the Project Agreement, a contract for the building and civil engineering works was awarded. Construction will commence in early 2004.

At 31 December 2003, the Company had incurred expenditure of HK$137 million *(2002: HK$17 million regarded as deferred expenditure)* on the project and had authorised outstanding commitments on contracts totalling HK$495 million *(2002: HK$192 million)* related to the project.

39 Interests in jointly controlled operations

The Group has the following jointly controlled operations in respect of its property development projects as at 31 December 2003.

Location/ development package	Land use	Total gross floor area (sq. m.)	Actual or expected completion date
Hong Kong Station	Office / Retail / Hotel	415,894	By phases from 1998 – 2005
Kowloon Station			
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	Completed by phases from 2002 – 2003
Package Three	Residential	105,886	2005
Package Four	Residential	128,845	Completed in 2003
Package Five, Six and Seven	Residential / Office / Retail / Hotel / Serviced Apartment	504,350	By phases from 2006 – 2008
Olympic Station			
Package One	Residential / Office / Retail	309,069	Fully completed in 2000
Package Two	Residential / Retail	268,650	Completed by phases from 2001 – 2002
Package Three	Residential	104,452	2005
Tsing Yi Station	Residential / Retail	292,795	Fully completed in 1999
Tung Chung Station			
Package One	Residential / Office / Retail / Hotel	361,686	By phases from 1999 – 2005
Package Two	Residential / Retail	255,949	By phases from 2002 – 2007
Package Three	Residential / Retail	413,154	By phases from 2002 – 2007
Hang Hau Station	Residential / Retail	142,152	2005
Tiu Keng Leng Station	Residential / Retail	253,765	2006
Tseung Kwan O Station			
Area 55b	Residential / Retail	96,797	2006
Area 57a	Residential / Retail	29,642	2005
Choi Hung Park-and-Ride	Residential / Retail	21,582	2005

The Group's assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 16) as the case may be. As at 31 December 2003, total property development in progress in respect of these jointly controlled operations was HK$540 million *(2002: HK$1,126 million)* and total deferred income was HK$4,924 million *(2002: HK$6,226 million)*.

As the Group is not involved in the financing of the construction of the developments, the only financial liability in respect of these developments as at 31 December 2003 was HK$108 million *(2002: HK$56 million)* in respect of accruals related to property enabling works.

During the year ended 31 December 2003, profits of HK$5,369 million *(2002: HK$3,755 million)* were recognised (note 6).

40 Material related party transactions

The Financial Secretary Incorporated, which holds approximately 76% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to SSAP 20 "Related party disclosures" and are identified separately in these accounts.

Members of the Board and Members of the Executive Directorate, and parties related to them, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the accounts.

Major related party transactions entered into by the Group in prior years which are still relevant for the current year include:

A The Company entered into the Airport Railway Agreement with the Government on 5 July 1995 for the construction of the Airport Railway. In addition to specifying the parameters for the design, construction and operation of the Tung Chung and Airport Express Lines, the Agreement also included provisions for the granting of land to the Company for property development (note 16).

B The Company entered into the TKE Project Agreement with the Government on 4 November 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension and the granting of land for commercial and residential property developments along the railway extension.

C On 30 June 2000, the Appointed Day for the purposes of the Mass Transit Railway Ordinance, the Company was granted a franchise, for an initial period of 50 years, to operate the existing mass transit railway, and to operate and construct any extension to the railway. On the same day, the Company entered into an Operating Agreement with the Government which detailed provisions for the design, construction, maintenance and operation of the railway under the franchise. The Government has also acknowledged in the Operating Agreement that the Company will require an appropriate commercial rate of return on its investment in any new railway project (which would ordinarily be between 1% to 3% above the estimated weighted average cost of capital of the Company) and that financial and other support from the Government may be required.

D On 14 July 2000, the Company received a comfort letter from the Government pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise.

E On 24 July 2002, the Company entered into an agreement with the Government specifying the parameters for the design, construction, financing and operation of the Penny's Bay Rail Link (the "PBL Agreement"). In connection with the financing of the PBL Project, the Government agreed to provide financial support to the Company in order to bridge the funding gap between the Company's required rate of return of 11.25% per annum in respect of the PBL Project, and the projected return of the PBL pursuant to the terms of the Operating Agreement (note 40C). Such financial support, which amounted to HK$798 million at net present value on 1 January 2002, has been provided through the Government waivers of its entitlement to cash dividends in respect of its shareholding, commencing from the financial year ended 31 December 2002 and thereafter as is equivalent to the funding gap.

During the year, the Group has had the following material related party transactions:

F In connection with the construction of various railway projects, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at 31 December 2003 are provided in notes 15, 24 and 30 respectively.

G On 19 November 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car System together with a Theme Village at Ngong Ping on the Lantau Island under a franchise granted by the Government for a period of 30 years commencing on 24 December 2003. Details of the project are set out in note 38B.

40 Material related party transactions (continued)

H The Company has business transactions with its non-controlled subsidiary in the normal course of operations, details of which are disclosed in note 18.

I The Group has paid remuneration to the Members of the Board and Members of the Executive Directorate. Details of these transactions are described in note 5A. In addition, the Members of the Executive Directorate were granted share options under the Company's Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme. Details of these directors' options are disclosed in note 5B and under the paragraph "Board Members and Executive Directorate's interests in shares" in the Report of the Members of the Board.

J During the year, the following dividends were paid to or waived by the Government:

in HK$ million	**2003**	2002
Cash dividends paid	**–**	470
Cash dividends waived (Note 40E)	**675**	219
Shares allotted in respect of scrip dividends	**986**	944
	1,661	1,633

Out of the HK$675 million *(2002: HK$219 million)* cash dividends waived by the Government, HK$664 million *(2002: HK$219 million)* have been offset against the construction costs of the PBL Project (note 15). The remaining HK$11 million *(2002: Nil)* has been included in creditors, accrued charges and provisions.

41 Commitments

A Capital commitments

(i) Outstanding capital commitments as at 31 December 2003 not provided for in the accounts were as follows:

The Group and The Company

in HK$ million	Railway operations	Penny's Bay Rail Link and Tung Chung Cable Car Projects	Property development projects	Total
2003				
Authorised but not yet contracted for	**470**	**–**	**1,817**	**2,287**
Authorised and contracted for	**892**	**941**	**70**	**1,903**
	1,362	**941**	**1,887**	**4,190**
2002				
Authorised but not yet contracted for	499	–	1,934	2,433
Authorised and contracted for	1,321	1,017	67	2,405
	1,820	1,017	2,001	4,838

Included in the amounts authorised but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalised interest.

41 Commitments (continued)

(ii) The commitments under railway operations comprise the following:

The Group and The Company

in HK$ million	Improvement and enhancement works	Acquisition of property, plant and equipment	Total
2003			
Authorised but not yet contracted for	**348**	**122**	**470**
Authorised and contracted for	**394**	**498**	**892**
	742	**620**	**1,362**
2002			
Authorised but not yet contracted for	338	161	499
Authorised and contracted for	665	656	1,321
	1,003	817	1,820

(iii) Commitments in respect of jointly controlled operations have been included in the commitments for Property Development Projects above and were as follows:

The Group and The Company

in HK$ million	**2003**	2002
Authorised but not yet contracted for	**1,817**	1,931
Authorised and contracted for	**61**	57
	1,878	1,988

B Operating lease commitments

The Group had operating leases on office buildings and staff quarters as at 31 December 2003. The total future minimum lease payments under non-cancellable operating leases are payable as follows:

The Group and The Company

in HK$ million	**2003**	2002
Payable within one year		
Leases expiring within one year	**3**	3
Leases expiring between one to five years	**3**	4
	6	7
Payable after one but within five years	**1**	2
	7	9

The above includes HK$3 million *(2002: HK$6 million)* in respect of the office accommodation and quarters for construction project staff. The majority of the leases are subject to rent reviews.

41 Commitments (continued)

C Liabilities and commitments in respect of property management contracts

The Group had, over the years, jointly developed with outside property developers certain properties above or adjacent to railway depots and stations. Under most of the development agreements, the Group retained the right to manage these properties after their completion. The Group, as manager of these properties, enters into services contracts with outside contractors for the provision of security, cleaning, maintenance and other services on behalf of the managed properties. The Group is primarily responsible for these contracts, but any contract costs incurred will be reimbursed by the owners and tenants of the managed properties from the management funds as soon as they are paid.

As at 31 December 2003, the Group had total outstanding liabilities and contractual commitments of HK$490 million *(2002: HK$445 million)* in respect of these works and services. Cash funds totalling HK$568 million *(2002: HK$530 million)* obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

42 Employee Share Option Schemes

A Pre-Global Offering Share Option Scheme

In connection with the Initial Public Offering ("IPO") and Stock Exchange listing of the Company's shares in October 2000, a Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") was established. Under the Pre-IPO Option Scheme, a total of 769 employees including all the Members of the Executive Directorate, except C K Chow and Lincoln K K Leong who were appointed on 1 December 2003 and 1 February 2002 respectively, were granted on 20 September 2000 options to purchase an aggregate of 48,338,000 shares, representing 0.9% of the issued share capital of the Company as at 31 December 2003. The options carry an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to 11 September 2010, subject to the vesting provisions under the Scheme. As of 31 December 2003, all options granted under the Pre-IPO Option Scheme have been vested.

In 2003, 15,999,500 options to subscribe for shares were vested and 10,489,500 share options vested have been exercised. The weighted average closing price in respect of the share options exercised during the year was HK$9.97 per share. In addition, 1,044,500 share options lapsed as a result of the resignation of certain option holders during the year. As at 31 December 2003, total options to subscribe for 25,229,500 *(2002: 36,763,500)* shares remained outstanding.

B New Joiners Share Option Scheme

In May 2002, the New Joiners Share Option Scheme (the "New Option Scheme") was adopted at the 2002 Annual General Meeting to provide share options to new members of the top and senior management of the Company who did not participate in the Pre-IPO Option Scheme. Under the Rules of the New Option Scheme, a maximum of 5,056,431 shares, which represent 0.1% of the issued share capital of the Company as at 31 December 2003, may be issued pursuant to the exercise of options granted under the New Option Scheme. Options granted will be evenly vested in respect of their underlying shares over a period of three years from the date on which the relevant option is offered. The exercise price of any option granted under the New Option Scheme is to be determined by the Company upon the offer of grant of the option and which should not be less than the greatest of (i) the average closing price of an MTR share for the five business days immediately preceding the day of offer of such option; (ii) the closing price of an MTR share on the day of offer of such option, which must be a business day; and (iii) the nominal value of an MTR share.

On 1 August 2003, a total of 5 employees, including Lincoln K K Leong, a Member of the Executive Directorate, were granted options to purchase an aggregate of 1,561,200 shares at an exercise price of HK$9.75 per share, being the closing price of an MTR share on the day of offer. Subject to the vesting provisions under the New Option Scheme, the options will be vested starting from 14 July 2004 and are exercisable on or prior to 14 July 2013.

43 Adoption of new accounting policies

A Deferred tax

The Hong Kong Society of Accountants issued SSAP 12 "Income taxes" in August 2002, which supercedes the previous SSAP 12 "Accounting for deferred taxes". The new standard became effective for accounting period beginning on or after 1 January 2003. The Group has therefore adopted the new standard for preparation of the Group's financial statements for the years ended 31 December 2002 and 2003.

The revised SSAP 12 requires deferred tax assets and liabilities to be provided in full using the liability method, on temporary differences arising between the tax base of an asset or a liability and its carrying value in the financial statements at the balance sheet date. Deferred tax assets or liabilities arising from temporary differences need to be measured at the tax rates enacted or substantively enacted by the balance sheet date. The principal temporary differences in respect of the Company arise from depreciation of fixed assets, various expense provisions and tax losses carried forward.

Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilised.

In accordance with the previous deferred tax standard, the Group did not provide for deferred taxation on timing differences unless they are expected to crystallise in the foreseeable future. Adoption of the revised SSAP 12 therefore constituted a change in accounting policy and pursuant to SSAP 2 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current or prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at 1 January 2002 and 2003. The previously reported net profit for the year ended 31 December 2002 have also been adjusted to reflect movements in the deferred income taxes account during the year. These effects are summarised as follows:

	The Group			**The Company**		
	Net movements in deferred income taxes			Net movements in deferred income taxes		
in HK$ million	Balance as at 1 January 2002	Year ended 31 December 2002	Balance as at 1 January 2003	Balance as at 1 January 2002	Year ended 31 December 2002	Balance as at 1 January 2003
Retained profit as previously reported	14,407		16,487	14,346		16,356
Prior period adjustments in respect of:						
Deferred tax	(2,622)	(630)	(3,252)	(2,622)	(630)	(3,252)
Share of non-controlled subsidiary's deferred tax	2	(3)	(1)	–	–	–
Retained profit as restated	11,787		13,234	11,724		13,104

B Lease out and lease back transactions

During the year, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars ("Lease Transaction"). Details of the Lease Transaction and the accounting treatment relating to the transaction are disclosed in note 14G.

44 Subsequent events

A Railway project in Shenzhen, The People's Republic of China ("PRC")

On 15 January 2004, the Company entered into an Agreement in Principle (the "Agreement") for a "Build, Operate and Transfer" project with the Shenzhen Municipal Government, PRC to construct Phase 2 of Line 4 of the proposed Shenzhen Metro System and to operate Line 4 for a term of 30 years.

The Agreement sets out the principles upon which the Company and the Shenzhen Municipal Government will negotiate an Authorised Operating Agreement, subject to the National Development and Reform Commission's approval, to allow a project company to be established by the Company in PRC with the right to construct Phase 2 of Line 4 and to operate Line 4, and the right to use the facilities of Phase 1 of Line 4. The Agreement also provides that the project company will acquire land along Line 4 with an aggregate gross floor area of 2.9 million sq.m. for the purpose of property development.

The total investment of the project company will be approximately RMB6 billion with a registered capital of approximately RMB2.4 billion.

B Debt issuance

On 20 January 2004, MTR Corporation (C.I.) Limited successfully completed the issuance of US$600 million 10-year Eurobonds (the "Bonds"). The Bonds are unconditionally and irrevocably guaranteed by the Company and carry a coupon of 4.75% per annum, as well as a maturity date of 21 January 2014. The net proceeds from the MTR Corporation (C.I.) Limited's issue were on-lent to the Company for use by it for general corporate purposes, which may include working capital, capital expenditures, refinancing and the repayment of existing debts. The bonds are listed on the London Stock Exchange.

C Possible merger with the KCRC

On 24 February 2004, the Government announced its invitation to the Company and KCRC to commence discussions on the possible merger between the two companies. Conclusion of the negotiations is required to be reported to the Government by 31 August 2004.

D Extension of scrip dividend arrangement

On 26 February 2004, the Government agreed to extend the scrip dividend arrangement (its agreement to elect to receive all or part of its entitlement to dividends in the form of new shares under any scrip dividend election to be offered by the Company to its shareholders in respect of a financial year to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company to its shareholders in respect of the relevant financial year will be paid in the form of cash) to each of the three financial years ending 31 December 2006.

45 Comparative figures

Certain comparative figures have been restated and reclassified based on the requirement of the new accounting standards adopted as set out in note 43.

46 Approval of accounts

The accounts were approved by the Board on 2 March 2004.

Unaudited supplementary information for US bond holders

The Group's financial statements are prepared in accordance with the accounting principles generally accepted applicable in Hong Kong ("HK GAAP"), which differ in certain significant respects from those applicable in the United States ("US GAAP"). The significant differences relate principally to the following items, and the adjustments considered necessary to restate profit ("net income") and shareholders' funds ("shareholders' equity") in accordance with US GAAP are shown in the tables set out below.

A Revenue recognition on property developments

Under HK GAAP, where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development. In addition, under HK GAAP, where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognised based on the fair value of such assets at the time of receipt. Under US GAAP, such profits would be recognised during construction of the property on a percentage-of-completion basis.

B Telford headquarters redevelopment

The Group entered into a joint venture agreement with a property developer to redevelop the headquarters building. Under HK GAAP, the redeveloped headquarters building retained by the Group was recorded as an addition of land and buildings at open market value. The shopping centre and cash received from the developer, net of related costs, were recognised as property development profits. Under US GAAP, the redevelopment would be accounted for as a non-monetary transaction, and such redevelopment would be recorded at historical cost with no profit recognition thereon.

C Asset revaluations and depreciation

Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Under US GAAP, such revaluations are not permitted. Accordingly, for the purposes of the reconciliation between HK GAAP and US GAAP, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and the shorter of the unexpired lease term or useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP, which are not depreciated under HK GAAP, amounted to HK$3,250 million and HK$6,876 million at 31 December 2002 and 2003, respectively.

D Depreciation of certain fixed assets

Prior to 1995, under HK GAAP, the historical cost of the Group's tunnel lining and underground civil structures was not depreciated. Under established industry practice in the United States for similar costs, depreciation is provided for financial accounting purposes over extended periods. For US GAAP purposes, the Group has depreciated such costs over a 100-year period.

Effective 1 January 1995, under HK GAAP, the Group re-appraised the estimated useful life of the tunnel lining and underground civil structures. In accordance with such re-appraisal, such costs are being depreciated over the number of years remaining using an original life of 100-year period. Such change in useful life was accounted for prospectively, with no cumulative adjustment recognised in 1995.

In addition, prior to 1995 under HK GAAP, the cost of leasehold land was not amortised based on assumed extensions of the leases. Under US GAAP, the amortisation of the historical cost of leasehold land is provided over the life of the leases, without any consideration of renewals.

Effective 1 January 1995, under HK GAAP, all leasehold land is amortised over the unexpired terms of the leases. This change in accounting policy under HK GAAP was applied prospectively, with no cumulative adjustment recognised in 1995.

E Pension costs

Under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") was based on the contributions made to the Retirement Scheme. The adoption of the new Statement of Standard Accounting Practice ("SSAP") 34 under HK GAAP has resulted in the provisions for deficiency of the Retirement Scheme's present value of the defined benefit obligations over the fair value of the assets. Such transitional liability was recognised immediately against the opening balance of the retained profits as of 1 January 2002 under HK GAAP. Under US GAAP, the defined benefit element of the Retirement Scheme is recognised as a charge to income over the employees' approximate service period, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87. SFAS No.87 focuses on the Retirement Scheme's benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. The actuarial valuation methods used are different under HK GAAP and US GAAP and so are the pension expenses recognised. As such, the transitional liability of HK$44 million recognised immediately against the opening balance of the retained profits under HK GAAP is reversed under US GAAP. Adjustment on pension costs calculated by the actuarial method in accordance with SFAS No. 87 is made accordingly.

F Income taxes

In the past, the Group's deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences, which are expected with reasonable probability to become payable in the foreseeable future. With respect to deferred tax assets (a net deferred tax debit), HK GAAP includes recognition criteria providing for net deferred tax assets, which are probable of recovery in the foreseeable future, with assurance beyond a reasonable doubt that taxable income will be generated in the future. Under US GAAP, full provision is made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not "more likely than not" that such deferred tax assets will be realised. Under US GAAP, "more likely than not" is defined as a likelihood of more than 50 percent. With effect from 1 January 2003, the Group's accounting policy under HK GAAP for the recognition of deferred tax as set out in note 1Q is similar to US GAAP. As shown in note 43A, the adoption of this policy resulted in a decrease of HK$2,620 million to the balance of the shareholder's funds as of 1 January 2002 and, accordingly, the US GAAP adjustment to the shareholder's funds arising in prior years for deferred tax accounting has been fully eliminated.

G Capitalisation of certain costs

Under HK GAAP, certain costs of a non-incremental nature are capitalised relative to the Airport Railway Project and other capital projects. Under US GAAP, it is not permissible to capitalise these non-incremental costs. The preponderance of the capitalised costs relating to the capital projects is incremental in nature and accordingly, is properly capitalised under both HK GAAP and US GAAP.

H Interest

Under HK GAAP, interest earned on funds obtained by the Group specifically for the construction of the Airport Railway prior to the date of expenditure for such purpose is credited to railway construction in progress related to the Airport Railway. Interest earned for this purpose includes notional interest on funds temporarily applied by the Group for purposes other than related to the construction of the Airport Railway. Under US GAAP, actual interest earned is included in the determination of profit for such period, and notional interest on funds temporarily applied is not recognised.

I Stock based compensation

Under HK GAAP, share options granted by the Company and shares granted by the principal shareholder (defined as shareholding larger than 10%) for no consideration to the employees of the Company are not required to be recognised in the profit and loss account of the Company. Under US GAAP, such share options and shares granted are accounted for in accordance with Accounting Principles Board Opinion 25 as contributions to capital with the offsetting charge to the profit and loss account as compensation expense. The compensation expense for the share grants is measured based on the quoted market price of the shares, and in case of share options, the difference between the quoted market price of the shares less the exercise price, at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

J Others

Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognised as expenses under US GAAP, and certain anticipated expenses recognised under HK GAAP which are not recognised as expenses under US GAAP until the related goods or services are received or provided.

K Derivative instruments

Under US GAAP, effective 1 January 2001, the Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognised in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognised in the profit and loss account when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognised in earnings.

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet at fair value.

Reconciliation of net income to US GAAP

Year Ended 31 December *in $ million*	2002 HK$	**2003** **HK$**	**2003** **US$** (Note 1)
Profit for the year in accordance with HK GAAP	3,579	**4,450**	**573**
Adjustments required under US GAAP			
Revenue recognition on property developments	(115)	**(3,522)**	**(454)**
Depreciation on revalued properties and redevelopment	(66)	**(38)**	**(5)**
Depreciation on certain fixed assets	10	**10**	**1**
Difference in periodic pension cost	45	**(74)**	**(10)**
Deferred tax accounting	(128)	**(15)**	**(2)**
Capitalisation of certain costs	(66)	**(19)**	**(2)**
Interest	(20)	**(19)**	**(2)**
Stock based compensation	(5)	**(19)**	**(2)**
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001	(11)	**(22)**	**(3)**
Other	3	**-**	**-**
Tax effect of above adjustments	35	**637**	**82**
Net income for the year in accordance with US GAAP	3,261	**1,369**	**176**
Basic and diluted earnings per share	HK$ 0.64	**HK$ 0.26**	**US$ 0.03**

Reconciliation of shareholders' equity to US GAAP

As of 31 December *in $ million*	2002 HK$	**2003** **HK$**	**2003** **US$** (Note 1)
Shareholders' funds in accordance with HK GAAP	53,574	**57,292**	**7,379**
Adjustments required under US GAAP			
Revenue recognition on property developments	2,162	**(1,360)**	**(175)**
Accumulated depreciation on revalued properties and redevelopment	(364)	**(402)**	**(52)**
Asset revaluation reserves	(6,430)	**(6,704)**	**(863)**
Accumulated depreciation on certain fixed assets	(771)	**(761)**	**(98)**
Difference in periodic pension cost	(110)	**(184)**	**(24)**
Deferred tax accounting	11	**-**	**-**
Capitalisation of certain costs	(1,239)	**(1,258)**	**(162)**
Interest	656	**637**	**82**
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001	(501)	**(366)**	**(47)**
Other	40	**40**	**5**
Tax effect of above adjustments	(86)	**600**	**78**
Shareholders' equity in accordance with US GAAP	46,942	**47,534**	**6,123**

Note:

1. For the convenience of readers, the US dollars equivalent was translated at HK$7.7638 which was the Hong Kong closing buying rate quoted from Reuters at 4 pm of 31 December 2003.

Articles of Association	The articles of association of the Company
Board	The board of directors of the Company
Company or Corporation or MTR	MTR Corporation Limited (地鐵有限公司), a company which was incorporated under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) on 26 April 2000
Computershare	Computershare Hong Kong Investor Services Limited
Customer Service Pledge	Annually published performance targets in accordance with the Operating Agreement
Director and Member of the Board	A member of the Board
FSI	The Financial Secretary Incorporated, a corporation solely established under the Financial Secretary Incorporation Ordinance (Chapter 1015 of the Laws of Hong Kong)
Government	The government of the Hong Kong Special Administrative Region
Gross Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts as a percentage of the shareholders' funds
HKSE or Stock Exchange	The Stock Exchange of Hong Kong Limited
Hong Kong or Hong Kong SAR	The Hong Kong Special Administrative Region of the People's Republic of China
Interest Cover	Operating profit before depreciation divided by gross interest and finance charges before capitalisation
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange
MTR Ordinance	The Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)
MTR Lines	Collective name for the Kwun Tong Line, Tsuen Wan Line, Island Line, Tung Chung Line and Tseung Kwan O Line
Net Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts net of cash and cash equivalents in the balance sheet as a percentage of the shareholders' funds
Octopus or Octopus Cards	Octopus Cards Limited
Operating Agreement	The agreement entered into by the Company and the Secretary for Transport for and on behalf of the Government on 30 June, 2000 for the operation of the Mass Transit Railway
Operating Margin	Operating profit from railway and related operations before depreciation as a percentage of turnover
Ordinary Shares	Ordinary shares of HK$1.00 each in the capital of the Company
Return on Average Shareholders' Funds	Profit attributable to shareholders as a percentage of the average of the beginning and closing shareholders' funds of the period
SEC	The U.S. Securities and Exchange Commission
Service Quality Index	A measure of customer satisfaction for the services provided by MTR Lines and Airport Express Line based on the service attributes (excluding fares) weighted by the corresponding importance from the customer research

地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza,
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone (852) 2993 2111
Facsimile (852) 2798 8822

www.mtr.com.hk

44